Exhibit 2.1

EXECUTION VERSION

PURCHASE AGREEMENT

by and between

WELLS FARGO BANK, N.A.,

PRINCIPAL FINANCIAL SERVICES, INC.

and

WELLS FARGO & COMPANY

(solely for purposes of Sections 5.8(a), (b) & (d) and 5.20)

Dated as of April 9, 2019

i

INDEX OF DEFINED TERMS

Accounts Receivable	1
Acquired Business	1, 66
Action	2
Affiliate	2
Agreed Accounting Principles	2
Agreement	1, 2
Ancillary Agreements	2
Anti-Corruption Laws	40
Anti-Money Laundering Laws	2
Asserted Liability	2, 86
Assignment and Assumption Agreement	2
Assumed Leases	2, 21
Assumed Liabilities	2, 23
Balance Sheet	2
Balance Sheets	10
Bankruptcy and Equity Exceptions	2, 35
Base Date	2
Base Date Consultation Period	2, 30
Base Date Customers	2
Base Date Disputed Item	3, 31
Base Date Fee Revenue	3
Base Date Fee Revenue Statement	3, 30
Base Date Notice of Disagreement	3, 30
Base Date Review Period	3, 30
Base Purchase Price	3, 25
Bill of Sale	3
Books and Records	3
Bundled Business	3
Business	3
Business Confidential Information	3, 61
Business Confidentiality Agreement	79
Business Day	3
Business Employee List	3, 38
Business Employees	3
Business IP	4
Buyer	1, 4
Buyer 401(k) Plan	4, 56
Buyer Direction	4
Buyer Disclosure Letter	4
Buyer Fundamental Representations	4, 81
Buyer Governmental Filings	4, 47
Buyer Indemnified Parties	4, 84
Buyer Party	4

v

Buyer Tax Act	4, 90
Cap	4, 84
Charged-Off Receivables	4
Claim Notice	4, 86
Closing	5, 26
Closing Consideration	5, 25
Closing Date	5, 26
Code	5
Comparable Job Offer	5
Competing Business	5
Competing Revenue	5, 66
Completed Period Bonuses	5, 56
Condition Satisfaction	26
Confidentiality Agreement	5, 59
Consultation Period	5, 28
Contract	6
Corporate-Level Services	6
Customer Contract	6
Data Breach	6
De Minimis Amount	6, 84
Deductible	6, 84
Delayed Transfer Purchased Assets	6
Delayed Transfer Time	6, 93
Deposits	6
Designated Purchaser	1, 6
Diligence Report	6, 36
Discretionary Business	6
Disputed Item	7, 28
Earn-Out Consultation Period	7, 32
Earn-Out Disputed Item	7, 32
Earn-Out Notice of Disagreement	7, 31
Earn-Out Payment	7
Earn-Out Payment Date	7, 32
Earn-Out Period	32
Earn-Out Review Period	7, 31
Effective Time	7
Employee Benefit Plan	7
Encumbrance	8
ERISA	8
Estimated Accounts Receivable	8, 27
Estimated Charged-Off Receivables	8, 27
Estimated Closing Statement	8, 27
Estimated Specified Current Liabilities	8, 27
Excluded Assets	8, 22
Excluded Books and Records	8
Excluded Businesses	9

Excluded Contracts	9
Excluded Revenue	9
Executive Benefits Business	9
Existing Work Location	10
Final Base Date Fee Revenue	10, 31
Final Closing Statement	10, 29
Final Measurement Date Fee Revenue	10, 32
Financial Statements	10
Fraud	10
Fundamental Representations	10
Furniture and Equipment	10
GAAP	10
Governance Plan	10, 75
Government Official	10
Governmental Entity	11
Governmental Filings	11, 47
Governmental Order	11
Hardware	11
HIPAA	11
Hire Date	11, 54
HSR Act	11
Inadequate Offer Payments	11, 24
Income Statement	11
Income Statements	10
Indebtedness	11
Indemnified Party	12, 86
Indemnifying Party	12, 86
Independent Accounting Firm	12
Initial Closing Statement	12, 27
Intellectual Property	12
Intercompany Agreements	12
IRS	12
IRT Management Team	12
Knowledge of Seller	12
Labor Agreement	12, 39
Law	12
Leased Real Property	13, 21
Leave	13
Liabilities	13
Losses	13
Material Adverse Effect	13
Material Change of Work Location	14
Material Contracts	14, 45
Measurement Date	14
Measurement Date Fee Revenue	14
Measurement Date Fee Revenue Statement	14, 31

Migration Services	14
Net Accounts Receivable	14
Net Estimated Accounts Receivable	14
Non-U.S. Business Employee	14
Notice of Disagreement	14, 28
Notice Period	14, 86
Other Contracts	14
Outside Date	15, 82
Participation Agreement	15
Permitted Encumbrances	15
Person	15
Personal Information	15
Personnel File	15, 57
Plan	15
Post-Closing Adjustment	16, 30
Post-Closing Tax Period	16, 90
Pre-Closing Reorganization	25
Pre-Closing Tax Period	16, 90
Privacy Laws	16
Purchase Price	16, 30
Purchased Assets	16, 21
Reference Statement	10, 16
Registered Business IP	16
Related to the Business	16
Representatives	16, 61
Retained Liabilities	16, 24
Retention Bonus Arrangement	16, 58
Retirement and Income Solutions	16
Retirement Business	16
Review Period	17, 27
RFP/RFI	17, 78
Sale Transaction	33
Seller	1, 17
Seller Confidential Information	17, 60
Seller Disclosure Letter	17
Seller Fundamental Representations	17
Seller Funds	17, 78
Seller Governmental Filings	17, 36
Seller Indemnified Parties	17, 85
Seller Parent	1
Seller Party	17
Seller-Controlled Assets	17
Services	17
Software	17
Specified Current Liabilities	18
Straddle Period	18

Subsidiary	18
Sweep Deposit and Servicing Agreement	18
T&C Business	18
Target Net Accounts Receivable	18
Tax	18
Tax Authority	18
Tax Claim	18, 91
Tax Law	18
Tax Return	19
Taxes	18
Terminating Intercompany Agreements	80
Termination Date	19, 69
Third Party	19
Third Party Accounting Firm	19, 36
Third Party TSA Consent	19, 72
Trade Secrets	19
Trademarks	19
Transfer Taxes	19
Transferred Contracts	19
Transferred Employees	19
Transitional Services Agreement	19
Treasury Regulations	19
TSA Business Employee	19
TSA End Date	20, 54
TSA Representative	20, 74
TSA Services Period	20
U.S. Business Employee	20
WARN Act	20, 75
Wells Fargo 401(k) Plan	20
Wells Fargo Annual Bonus Plan	20
Wells Fargo Asset Management	20
Wells Fargo Marks	20
Wells Fargo Retained IP	20
Wells Fargo Severance Plan	20

PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of the 9th day of April, 2019, by and among Wells Fargo Bank, N.A., a national banking association (“Seller”), Principal Financial Services, Inc., a Delaware corporation (“Buyer”), and, solely for purposes of Sections 5.8(a), (b) & (d) and 5.20, Wells Fargo & Company, a Delaware corporation (“Seller Parent”).

RECITALS

WHEREAS, Seller owns, directly or indirectly, the Purchased Assets (as defined below);

WHEREAS, the parties hereto desire that Seller shall sell, transfer and assign to Buyer (or one or more Affiliates of Buyer designated in writing by Buyer to Seller no later than five (5) Business Days prior to the Closing (each, a “Designated Purchaser”)), and that Buyer shall (or shall cause a Designated Purchaser to) accept and purchase from Seller, the Purchased Assets, and that Buyer shall (or shall cause a Designated Purchaser to) assume the Assumed Liabilities (as defined below), in the manner and upon the terms and subject to the conditions set forth herein; and

WHEREAS, Seller and/or its applicable Affiliates, and Buyer and/or its applicable Affiliates, at the Closing (as defined below) will execute and deliver each of the Ancillary Agreements (as defined below) as contemplated by this Agreement.

NOW, THEREFORE, in consideration of the foregoing, the representations, warranties, covenants and agreements set forth in this Agreement, and other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1                                   Definitions.  For purposes of this Agreement, the following terms, when used in this Agreement, shall have the meanings assigned to them in this Section 1.1.

“Accounts Receivable” means all of the accounts receivable of the Business (other than those relating to Taxes).  Solely for purposes of Section 2.9 and Section 2.10 and the computation of the Net Accounts Receivable, the “Accounts Receivable” shall exclude the Charged-Off Receivables and shall be calculated in accordance with the Agreed Accounting Principles and otherwise in the manner in which the “Trust fees receivable, excluding Advantage receivables”, “Advantage receivables” and “Accounts receivable reserve — WYSTAR” line items on the Reference Statement were calculated.

“Acquired Business” shall have the meaning set forth in Section 5.8(a)(ii).

“Action” means any action, claim, audit, investigation, suit, summons, subpoena, written notice of violation or arbitration by or before any Governmental Entity or arbitral body.

“Affiliate” of any Person means, with respect to such Person, any Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.  A Person shall be deemed to control another Person if such first Person possesses, directly or indirectly, the power to direct, or cause the direction of, the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreed Accounting Principles” means the accounting policies and principles set forth in Section 1.1(A) of the Seller Disclosure Letter.

“Agreement” shall have the meaning set forth in the Preamble hereof.

“Ancillary Agreements” means the Transitional Services Agreement, the Bill of Sale, the Assignment and Assumption Agreement and the Sweep Deposit and Servicing Agreement.

“Anti-Money Laundering Laws” means, collectively, (i) the USA Patriot Act of 2001 (Pub. L. No. 107-56), (ii) the U.S. Money Laundering Control Act of 1986, as amended, and (iii) any other Law of any applicable jurisdiction having the force of Law and relating to anti-money laundering.

“Asserted Liability” shall have the meaning set forth in Section 8.3(a).

“Assignment and Assumption Agreement” means a customary Assignment and Assumption Agreement to be entered into by Buyer and/or the applicable Designated Purchasers, on the one hand, and Seller, on the other hand, transferring to Buyer and/or the Designated Purchasers all of the Assumed Liabilities and (subject to Section 5.9) effecting the assignment of the Transferred Contracts, in a form reasonably acceptable to Seller and Buyer.

“Assumed Leases” shall have the meaning set forth in Section 2.1(h).

“Assumed Liabilities” shall have the meaning set forth in Section 2.3.

“Balance Sheet” shall have the meaning set forth in the definition of Financial Statements.

“Bankruptcy and Equity Exceptions” shall have the meaning set forth in Section 3.2(b).

“Base Date” means December 31, 2018.

“Base Date Consultation Period” shall have the meaning set forth in Section 2.11(d).

“Base Date Customers” shall have the meaning set forth in Section 1.1(B) of the Seller Disclosure Letter.

“Base Date Disputed Item” shall have the meaning set forth in Section 2.11(e).

“Base Date Fee Revenue” shall have the meaning set forth in Section 1.1(C) of the Seller Disclosure Letter.

“Base Date Fee Revenue Statement” shall have the meaning set forth in Section 2.11(a).

“Base Date Notice of Disagreement” shall have the meaning set forth in Section 2.11(c).

“Base Date Review Period” shall have the meaning set forth in Section 2.11(b).

“Base Purchase Price” shall have the meaning set forth in Section 2.6.

“Bill of Sale” means a customary Bill of Sale to be entered into by Seller, on the one hand, and Buyer and/or the Designated Purchasers, as applicable, on the other hand, transferring to Buyer and/or the Designated Purchasers all of Seller’s right, title and interest in and to the Purchased Assets, in a form reasonably acceptable to Buyer and Seller.

“Books and Records” means books, documents (including related to Software), records, files, agreements, manuals and other information in the possession or control of Seller, whether in hard copy or computer format, that are (a) exclusively related to the Business and (b) reasonably available to Seller and reasonably accessible and severable by Business Employees without unreasonable effort or expense, including emails as provided in Section 1.1(G) of the Seller Disclosure Letter; provided that “Books and Records” shall not include the Excluded Books and Records.

“Bundled Business” means, collectively, the Retirement Business and the Executive Benefits Business; provided, however, that the “Bundled Business” shall exclude the T&C Business, the Discretionary Business and the Excluded Business.

“Business” means, collectively, the Retirement Business, the Executive Benefits Business, the T&C Business and the Discretionary Business; provided, however, that the “Business” shall exclude the Excluded Businesses.

“Business Confidential Information” shall have the meaning set forth in Section 5.4(d).

“Business Day” means any day other than a Saturday, Sunday or day on which national banks are authorized or required to be closed in Des Moines, Iowa, New York, New York, Charlotte, North Carolina, or San Francisco, California.

“Business Employee List” shall have the meaning set forth in Section 3.8(c).

“Business Employees” means the employees of Seller or its Affiliates who dedicate at least eighty percent (80%) of their total working time servicing the Business and are listed in Section 1.1(D) of the Seller Disclosure Letter (which shall be updated by Seller as of the Closing Date (with information as of five (5) Business Days prior to the Closing Date)), including any such individuals who are on Leave (provided that, in accordance with Section 5.2(a), any such individual employed by Seller who is on Leave and returns to active employment on a date later than one year following the Closing Date will not be a Business Employee for purposes of this Agreement).

“Business IP” means Seller’s and its Affiliates’ right, title and interest in and to the Intellectual Property that is (i) owned by Seller or its Affiliates and exclusively used or held for use in connection with the Business or (ii) set forth in Section 1.1(E) of the Seller Disclosure Letter.

“Buyer” shall have the meaning set forth in the Preamble hereof.

“Buyer 401(k) Plan” shall have the meaning set forth in Section 5.2(e).

“Buyer Directions” shall have the meaning set forth in Section 5.12(f)(i)(2) of the Seller Disclosure Letter.

“Buyer Disclosure Letter” means the letter delivered by Buyer to Seller concurrently with the execution and delivery of this Agreement, setting forth, among other things, items the disclosure of which is called for by this Agreement, either in response to a disclosure requirement contained in a provision of this Agreement or as an exception to one or more of the representations, warranties, covenants or agreements contained in this Agreement, except that the mere inclusion of an item in the Buyer Disclosure Letter as an exception to a representation or warranty will not be deemed an admission by Buyer that such item (or any non-disclosed item or information of comparable or greater significance) represents a material exception or fact or that such item constitutes noncompliance with, or a violation of, any Law or other topic to which such disclosure is applicable.

“Buyer Fundamental Representations” shall have the meaning set forth in Section 6.2(a)(i).

“Buyer Governmental Filings” shall have the meaning set forth in Section 4.3.

“Buyer Indemnified Parties” shall have the meaning set forth in Section 8.1(a).

“Buyer Party” means each of Buyer, each Designated Purchaser and each other Affiliate of Buyer that is a party to any Ancillary Agreement.

“Buyer Tax Act” shall have the meaning set forth in Section 9.1(a).

“Cap” shall have the meaning set forth in Section 8.1(b)(ii).

“Charged-Off Receivables” means all accounts receivable of the Business that have been charged off as of the Effective Time.  For purposes of Section 2.9 and Section 2.10, the “Charged-Off Receivables” shall be calculated in accordance with the Agreed Accounting Principles and otherwise in the manner in which the “Charged-Off Receivables” line item on the Reference Statement was calculated.

“Claim Notice” shall have the meaning set forth in Section 8.3(a).

“Closing” shall have the meaning set forth in Section 2.7(a).

“Closing Consideration” shall have the meaning set forth in Section 2.6.

“Closing Date” shall have the meaning set forth in Section 2.7(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Comparable Job Offer” means an offer of employment with Buyer or any of its Affiliates that provides for the following terms of employment:  (a) a substantially comparable position, including substantially the same scheduled number of hours of employment, to the applicable employee’s position with Seller or its Affiliates immediately prior to the applicable Hire Date, (b) an annual base salary rate (or in the case of an hourly employee, base hourly rate of pay), at least equal to such employee’s base salary or rate of pay as in effect immediately prior to the applicable Hire Date, (c) eligibility for Buyer’s or any of its Affiliates’, as applicable, employee benefit plans available to similarly situated employees of Buyer or any of its Affiliates, as applicable, (which benefits for all Business Employees shall include, at a minimum, health insurance, a tax-qualified defined contribution retirement plan, and paid or flexible time off for sick/medical reasons and personal reasons, including vacation, and, without limiting the foregoing, for Non-U.S. Business Employees shall also include other employee benefit plans that are no less favorable than the employee benefit plans that are provided by Seller or any of its Affiliates to the Non-U.S. Business Employees, immediately prior to the applicable Hire Date), effective as of the Hire Date, (d) an incentive compensation opportunity that is no less favorable than (i) with respect to U.S. Business Employees, that afforded to similarly situated employees of Buyer and its Affiliates and (ii) with respect to Non-U.S. Business Employees, that afforded by Seller and its Affiliates immediately prior to the applicable Hire Date, (e) a primary work location which, (i) with respect to each U.S. Business Employee, does not result in a Material Change of Work Location, and (ii) with respect to each Non-U.S. Business Employee, is substantially comparable to such Non-U.S. Business Employee’s Existing Work Location, (f) prior service credit for the employee’s recognized service with Seller (or any of its Affiliates) prior to the Hire Date in accordance with Section 5.2 and (g) for Non-U.S. Business Employees, other terms and conditions of employment (including duties, responsibility, scheduled hours of employment, seniority and tenure), that are no less favorable than terms and conditions of employment (including duties, responsibility, scheduled hours of employment, seniority and tenure) in effect immediately prior to the applicable Hire Date.

“Competing Business” means the performance of participant-level recordkeeping for tax qualified defined benefit retirement plans, tax qualified defined contribution retirement plans and non-qualified executive deferred compensation plans of institutional clients in the United States.

“Competing Revenue” shall have the meaning set forth in Section 5.8(a)(ii)(1).

“Completed Period Bonuses” shall have the meaning set forth in Section 5.2(f).

“Confidentiality Agreement” shall have the meaning set forth in Section 5.4(a).

“Consultation Period” shall have the meaning set forth in Section 2.10(b).

“Contract” means any written or enforceable oral contract, subcontract, agreement, lease, license, commitment, sale and purchase order, or other instrument, arrangement or understanding of any kind to which a Person or any of its assets or properties is bound.

“Corporate-Level Services” shall mean the corporate-level support services provided by Seller and/or its Affiliates to the Business, including those set forth in Section 1.1(F) of the Seller Disclosure Letter.

“Customer Contract” means any Contract exclusively related to the Business that is entered into by (a) Seller or any of its Affiliates, on the one hand, and (b) a customer of the Business, on the other hand.

“Data Breach” means the unauthorized access to or use or disclosure of Business Confidential Information collected, used or held for use on information technology systems operated by, or on behalf of, Seller or one of its Affiliates and used in the Business.

“De Minimis Amount” shall have the meaning set forth in Section 8.1(b)(ii).

“Deductible” shall have the meaning set forth in Section 8.1(b)(i).

“Delayed Transfer Purchased Assets” means Purchased Assets that are (i) Software (A) owned by Seller or one of its Affiliates, or (B) owned by a third party and licensed to Seller or its Affiliates pursuant to a Transferred Contract, in each case that resides on Seller’s information technology systems and is used by Seller to provide Services under the Transitional Services Agreement, (ii) Transferred Contracts related to any Software identified in the foregoing clause (i), including any Software maintenance or support agreements relating to such Software, (iii) any Assumed Lease set forth in Section 1.1(G) of the Seller Disclosure Letter and (iv) to the extent mutually agreed in good faith by Buyer and Seller prior to the Closing, such other Purchased Assets (other than Contracts and rights thereunder) that Seller or any Provider (as such term is defined in the Transitional Services Agreement) will use in connection with providing Transition Services (as such term is defined in the Transitional Services Agreement) pursuant to the Transitional Services Agreement.

“Delayed Transfer Time” shall have the meaning set forth in Section 9.7(b).

“Deposits” means deposits made by or on behalf of a customer of the Business with Seller or its Affiliates, including interest bearing and non-interest bearing deposits and amounts attributable to positive cash balances and unpaid checks, in each case, specifically attributable to the Business.

“Designated Purchaser” shall have the meaning set forth in the Recitals.

“Diligence Report” shall have the meaning set forth in Section 3.4(d).

“Discretionary Business” means the performance by Seller of discretionary investment management and/or investment advisory services that is primarily managed by the IRT Management Team for (or with respect to the assets of) customers of the Retirement Business, the Executive Benefits Business and/or the T&C Business (in their capacity as such), including

(a) management and development of outsourced chief investment officer programs and (b) directed trustee, discretionary trustee, custody and payment services, in the case of clauses (a) and (b), to the extent related to such discretionary investment management and/or investment advisory services.

“Disputed Item” shall have the meaning set forth in Section 2.10(c).

“Earn-Out Consultation Period” shall have the meaning set forth in Section 2.11(i).

“Earn-Out Disputed Item” shall have the meaning set forth in Section 2.11(j).

“Earn-Out Notice of Disagreement” shall have the meaning set forth in Section 2.11(h).

“Earn-Out Payment” means:

(i)                                   if the Final Measurement Date Fee Revenue is less than or equal to 77.5% of the Final Base Date Fee Revenue, then zero;

(ii)                                if the Final Measurement Date Fee Revenue is greater than 77.5% of the Final Base Date Fee Revenue but less than 85.0% of the Final Base Date Fee Revenue, then an amount equal to the product of (A) one hundred fifty million dollars ($150,000,000) multiplied by (B) a fraction, the numerator of which is equal to the result of (x) the Final Measurement Date Fee Revenue minus (y) 77.5% of the Final Base Date Fee Revenue, and the denominator of which is equal to 7.5% of the Final Base Date Fee Revenue; and

(iii)                             if the Final Measurement Date Fee Revenue is equal to or greater than 85.0% of the Final Base Date Fee Revenue, then one hundred fifty million dollars ($150,000,000).

“Earn-Out Payment Date” shall have the meaning set forth in Section 2.11(k).

“Earn-Out Period” shall have the meaning set forth in Section 2.11(l).

“Earn-Out Review Period” shall have the meaning set forth in Section 2.11(g).

“Effective Time” means 12:01 a.m. (New York City time) on the first Business Day of the month in which the Closing occurs.

“Employee Benefit Plan” means any (a) “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA) and (b) other employment, bonus, profit sharing, deferred compensation, incentive compensation, holiday, vacation, medical insurance, dental care, vision care, prescription drug, sick leave, short-term or long-term disability, salary continuation, welfare, long service awards, retention plan, severance or termination pay, change of control, pension, retirement, death, life insurance, accidental death, or post-retirement medical benefit plan, program, agreement or arrangement, in each case, that is sponsored or maintained by Wells Fargo & Company or any of its Affiliates and in which any

Business Employee participates; provided that an Employee Benefit Plan shall not include any plan, program, agreement or arrangement that is required to be maintained by a Governmental Entity or pursuant to Law.

“Encumbrance” means any lien, encumbrance, security interest, pledge, mortgage, deed of trust or hypothecation, other than any of the foregoing if created by an action of Buyer or its Affiliates.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Estimated Accounts Receivable” shall have the meaning set forth in Section 2.9(a).

“Estimated Charged-Off Receivables” shall have the meaning set forth in Section 2.9(a).

“Estimated Closing Statement” shall have the meaning set forth in Section 2.9(a).

“Estimated Specified Current Liabilities” shall have the meaning set forth in Section 2.9(a).

“Excluded Assets” shall have the meaning set forth in Section 2.2.

“Excluded Books and Records” means any (a) without limiting subclauses (b)-(j) of this definition, emails or other electronic communications, in accordance with and except as provided in Section 1.1(H) of the Seller Disclosure Letter, (b) materials that contain information that does not exclusively relate to the Business, (c) personnel files relating to employees of Seller or its Affiliates (including the Transferred Employees), (d) information subject to attorney-client privilege of Seller or its Affiliates that cannot be transferred to Buyer or its Affiliates without jeopardizing such privilege; provided that Seller shall have taken commercially reasonable steps, such as redacting information or entering into a joint defense agreement, to enable the transfer of such information to Buyer without jeopardizing such privilege, (e) information relating to the Excluded Businesses, the Excluded Assets or the Retained Liabilities, (f) Seller’s or its Affiliates’ minute books, organizational documents, stock registers, record books containing minutes of meetings of its directors, managers or shareholders or other corporate governance matters and such other similar books and records pertaining to Seller’s or its Affiliates’ ownership, organization or existence, (g) information the transfer or disclosure of which is prohibited or restricted by Law or any Contract to which Seller or its Affiliates is bound (other than an agreement between or among Seller or any of its Affiliate and such information is otherwise not excluded by another provision of this definition) (in which case, copies of which, to the extent permitted by such Law or Contract, will be made available to Buyer upon Buyer’s reasonable request); provided that Seller shall have taken commercially reasonable efforts to obtain waivers or make other arrangements that would enable the transfer or disclosure of such information without contravening such Law or breaching such Contract, (h) policies or other proprietary information of Seller or its Affiliates, (i) correspondence with any Governmental Entity or (j) Tax Returns, Tax records or any other information related to Taxes of Seller or its Affiliates, except to the extent related to Seller’s and its Affiliates’ compliance with Tax reporting, withholding or disclosure requirements applicable to the plans established or administered in the Business.

“Excluded Businesses” means the businesses, services, operations and activities conducted by Seller and/or its Affiliates, other than the Business, including (a) deposit, lending, financing and other retail, consumer, commercial or corporate banking activities that are not primarily managed by the IRT Management Team; (b) issuing, marketing, providing and/or servicing debit cards, credit cards, gift cards or prepaid cards (including similar products not utilizing a card); (c) investment banking and market making activities; (d) asset management, investment advisory, private banking, personal trust, wealth management, personal retirement and insurance planning and advisory services, merchant banking, private equity and/or securities trading or brokerage activities or services, in each case, that are not primarily managed by the IRT Management Team; (e) insurance activities; (f) maintaining and managing collective investment funds, mutual funds and separately managed accounts for the investment and reinvestment of assets of certain qualified retirement plans, except, solely in respect of separately managed accounts, those that are primarily managed by the IRT Management Team; (g) serving as trustee or custodian for (x) individual retirement accounts and other similar individual retail retirement accounts that are not primarily managed by the IRT Management Team, (y) non-retirement assets of institutional clients, including mutual funds, separately managed accounts, foundations, endowments and corporate assets, that are not primarily managed by the IRT Management Team or (z) assets of Seller and its Affiliates (and their employee benefit plans); (h) depository, custodial, trustee, agency, fiduciary, escrow, treasury management and corporate trust services, including serving as registrar or paying agent or providing other administrative services with respect to securities, bonds, collateral and various warehouse and conduit programs, in each case that are not primarily managed by the IRT Management Team; (i) businesses, services, operations and activities provided by (x) Wells Fargo Clearing Services, LLC, (y) the Abbot Downing business unit of Seller and/or (z) Wells Fargo Asset Management, including self-directed brokerage activities (including those provided pursuant to any Transferred Contract) and management and development of outsourced chief investment officer programs; (j) investments made by Seller and/or its Affiliates pursuant to the Federal Reserve’s Merchant Banking authority contained in Section 4K and passive investment authority contained in Section 4(c)(6) of the Bank Holding Company Act of 1956, as amended, and the regulations promulgated thereunder and private equity/venture investments made by Seller’s Affiliates, including Norwest Equity Partners, Norwest Venture Partners and Wells Fargo Central Pacific Holdings, Inc., and (k) any businesses, services, operations or activities that are ancillary or incidental to the businesses, services, operations or activities described in clauses (a) through (j) of this definition.

“Excluded Contracts” means all Contracts to which Seller or its Affiliates is bound, other than the Transferred Contracts and the Assumed Leases.

“Excluded Revenue” shall have the meaning set forth in Section 1.1(I) of the Seller Disclosure Letter.

“Executive Benefits Business” means the performance by Seller of non-qualified plan administration and recordkeeping for executive deferred compensation plans of institutional clients, including (a) plan participant education and communication and (b) trustee, custody and payment services, in the case of clauses (a) and (b), to the extent related to such non-qualified plan administration and recordkeeping; provided, however, that the “Executive Benefits Business” shall exclude the T&C Business, the Discretionary Business and the Retirement Business.

“Existing Work Location” means, with respect to any particular employee, the employee’s primary work location as in effect immediately prior to the applicable Hire Date (whether at a location owned or leased by Seller or any of its Affiliates or otherwise).

“Final Base Date Fee Revenue” means the Base Date Fee Revenue as finally determined pursuant to Section 2.11.

“Final Closing Statement” shall have the meaning set forth in Section 2.10(d).

“Final Measurement Date Fee Revenue” means the Measurement Date Fee Revenue as finally determined pursuant to Section 2.11.

“Financial Statements” means the (i) unaudited statement of Purchased Assets and Assumed Liabilities as of December 31, 2018 (the “Reference Statement”) and December 31, 2017 (the “Balance Sheets”) and (ii) unaudited and unadjusted statements of income for the Business for the twelve (12) months ended each of December 31, 2018 and December 31, 2017 (the “Income Statements”); provided, however, that the Balance Sheets and Income Statements shall not include any amounts attributable to Seller’s (x) employee benefits plans as outlined in Section 2.2(s) of the Seller Disclosure Letter or (y) maintaining and managing collective investment funds.

“Fraud” means an intentional misrepresentation of a representation or warranty expressly stated in Article III or Article IV of this Agreement, which such misrepresentation was (a) material to the Business (taken as a whole), and inaccurate, in each case, as of the date hereof, (b) made by Seller or Buyer, as applicable, with (i) the intent of inducing the other party to enter into this Agreement and (ii) actual knowledge of the material inaccuracy of such intentional misrepresentation and (c) actually and reasonably relied upon by such other party to its detriment; provided, however, that, notwithstanding anything herein to the contrary, “Fraud” shall not include any fraud claim (including equitable fraud, promissory fraud and unfair dealings fraud) based on constructive or imputed knowledge, negligent misrepresentation or a similar theory.

“Fundamental Representations” means, collectively, the Buyer Fundamental Representations and the Seller Fundamental Representations.

“Furniture and Equipment” means all furniture, fixtures, furnishings, equipment, vehicles, leasehold improvements, and other tangible personal property owned by Seller or any of its applicable Affiliates that are Related to the Business and located at the Leased Real Property, including desks, chairs, tables, tools, cubicles and miscellaneous office furnishings and supplies, but excluding any such items that are (a) Hardware or (b) leased to the Business pursuant to a Contract to which Seller or its Affiliate is bound, other than a Transferred Contract.

“GAAP” means United States generally accepted accounting principles.

“Governance Plan” shall have the meaning set forth in Section 5.12(f).

“Government Official” means any officer, employee or agent of any Governmental Entity or any Person acting in an official capacity or performing public duties or functions on behalf of any such Governmental Entity, which Governmental Entity has authorized such Person to perform (in each case, in his or her capacity as such).

“Governmental Entity” means any federal, state, provincial, territorial, local, municipal or foreign government, regulatory, self-regulatory, legislative or administrative body, or any agency, bureau, board, commission, court, department, tribunal or instrumentality thereof.

“Governmental Filings” shall have the meaning set forth in Section 4.3.

“Governmental Order” means any judgment, ruling, decision, verdict, determination, settlement, injunction, order, award or decree of any Governmental Entity.

“Hardware” means any and all computer and computer-related hardware, including computers, file servers, facsimile servers, scanners, color printers and laser printers, copiers, telecopy machines and other telecommunications equipment.

“HIPAA” means the U.S. Health Insurance Portability and Accountability Act of 1996, as amended.

“Hire Date” shall have the meaning set forth in Section 5.2(a).

“HSR Act” means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the related regulations and published interpretations.

“Inadequate Offer Payments” shall have the meaning set forth in Section 2.3(d).  For purposes of this Agreement, to the extent that continued participation in Seller’s benefits plans or arrangements is included as a component of Inadequate Offer Payments, the dollar amount treated as an Inadequate Offer Payment attributable to such continued benefits participation shall be the dollar amount (which may be determined as a stated percentage of the affected Business Employee’s base salary or other objective measure of such Business Employee’s compensation) that Seller ascribes in the ordinary course of business to the provision of such benefits participation for purposes of allocation of such costs across its respective business units, as adjusted to reflect the actual period of such Business Employee’s continued participation by reason of the failure of Buyer and its Affiliates to timely provide a Comparable Job Offer to such Business Employee.

“Income Statement” shall have the meaning set forth in the definition of Financial Statements.

“Indebtedness” means, without duplication, any of the following Liabilities, in each case, including the principal amount and all accrued interest and any related prepayment premiums, penalties, indemnities, breakage costs, make-whole payments or other similar costs, fees or expenses (if any) that would be required in order to fully discharge any such Liabilities and obligations: all (a)  obligations for borrowed money; (b) obligations evidenced by bonds, debentures, notes or similar instruments or debt securities; (c) obligations under conditional sale or other title retention agreements relating to any property; (d) obligations under interest rate, currency or commodity derivatives or hedging transactions (valued at the termination value thereof); (e) letters of credit and performance bonds (including surety bonds and customs bonds), in each case, to the extent drawn; (f) obligations as lessee that are capitalized in accordance with GAAP; (g) obligations (contingent or otherwise) for the deferred purchase price of assets, property or equity securities, including any “earn out” or similar obligations (whether contingent or otherwise); and (h) guarantees and keepwell arrangements of any Indebtedness of any Person of the type described in the foregoing clauses (a) through (g).

“Indemnified Party” shall have the meaning set forth in Section 8.3(a).

“Indemnifying Party” shall have the meaning set forth in Section 8.3(a).

“Independent Accounting Firm” means a nationally recognized firm of independent certified public accountants selected by Buyer and Seller; provided that, if Buyer and Seller cannot agree on such firm, each shall (a) select one nationally recognized firm of independent certified public accountants (which may be the applicable party’s existing accounting firm) and (b) cause such firm to select, jointly with the firm selected by such other party, a third nationally recognized firm of independent certified public accountants, which shall be the “Independent Accounting Firm” for all purposes of this Agreement.

“Initial Closing Statement” shall have the meaning set forth in Section 2.9(b).

“Intellectual Property” means all patents, Trademarks, copyrights (including rights in Software), Trade Secrets, and all other similar intellectual property rights (whether registered or unregistered, and any applications for the foregoing) that may subsist anywhere in the world.

“Intercompany Agreements” means any agreement, arrangement or commitment, including any intergroup banking, cash pooling, credit, financing or funding agreement, facility or other arrangement, receivable, payable, claim, demand, right, loan and Contract between Seller, on the one hand, and any of its Affiliates, on the other hand.

“IRS” means the U.S. Internal Revenue Service.

“IRT Management Team” means (a) the individuals set forth in Section 1.1(J) of the Seller Disclosure Letter (in their capacity, as of the date hereof, as employees of Seller) and (b) any successor of the foregoing individuals (in such foregoing individuals’ capacity, as of the date hereof, as employees of Seller).

“Knowledge of Seller” means the actual knowledge of the individuals listed in Section 1.1(K) of the Seller Disclosure Letter (in their capacity, as of the date hereof, as officers or employees of Seller), after reasonable inquiry of their direct reports, including the other members of the IRT Management Team and, with respect to intellectual property matters, after due inquiry of intellectual property personnel.

“Labor Agreement” shall have the meaning set forth in Section 3.8(e).

“Law” means any applicable law, statute, code, rule, regulation, Governmental Order, writ, ordinance, judgment, decree, treaty or other pronouncement of any Governmental Entity having the effect of law.

“Leased Real Property” shall have the meaning set forth in Section 2.1(h).

“Leave” means absence from work on account of short- or long-term disability, workers’ compensation leave, military leave, pregnancy or maternity leave, paternity leave, parental leave, or any other statutory leave (including under the Family Medical Leave Act or such other applicable employment legislation) or other approved leave of absence or for whom an obligation to recall, rehire or otherwise return to employment exists under a contractual obligation or Law.

“Liabilities” means any and all Losses, debts, obligations and liabilities, whether accrued or unaccrued, fixed or variable, known or unknown, absolute or contingent, matured or unmatured or determined or determinable.

“Losses” means any and all damages, judgments, awards, liabilities, losses, claims, fines, costs, expenses, interest and penalties, whether or not arising out of third-party claims; provided that with respect to costs of investigation, enforcement and collection, “Losses” shall include only such costs (x) as are reasonable, documented and paid out-of-pocket, or (y) paid to a Third Party in respect of an Asserted Liability; provided, further, that “Losses” shall not include Taxes.

“Material Adverse Effect” means any change, circumstance, condition, effect or event that, individually or in the aggregate, (a) has a material adverse effect on the business, results of operations, financial condition or other condition of the Business, taken as a whole, except that none of the following changes, circumstances, conditions, effects or events shall be deemed, either alone or in combination, to constitute a Material Adverse Effect, or be taken into account in determining whether there has been or will be a Material Adverse Effect: (i) general economic, political, regulatory or social conditions in, or directly affecting, any of the geographical areas in which the Business operates; (ii) any change in the financial, banking, securities, capital or credit markets in general (whether in the United States or any other country or in any international market), including changes in interest rates and credit ratings; (iii) conditions generally affecting any of the industries in which the Business operates; (iv) acts of God, natural disasters, national or international political conditions, weather conditions, the engagement in, or escalation or worsening of, hostilities, whether commenced before or after the date hereof and whether or not pursuant to the declaration of a national emergency, the occurrence of any cyber (not directed specifically at Seller or the Business to the exclusion of others), military or terrorist attack, whether inside or outside the United States; (v) the failure to achieve any projections, forecasts, estimates, plans or predictions, or performance metrics or operating statistics that were forward-looking when they were established (but not any underlying change, circumstance, condition, effect or event which causes such failure); (vi) any action taken by Buyer or any of its Affiliates not contemplated by this Agreement; (vii) other than for purposes of alleged breaches of the representations and warranties set forth in Section 3.5, the negotiation, announcement or consummation of the transactions contemplated hereby, the disclosure of the fact that Buyer is the prospective acquirer of the Business, or any communication by Buyer regarding plans or intentions of Buyer with respect to the Business or the operation of the recordkeeping, trust and custody and discretionary business of Buyer and its Affiliates from and after the Effective Time including the impact of any of the matters specified in this clause (vii) on relationships with customers, suppliers or employees; (viii) any changes in applicable accounting regulations or accounting principles (or interpretations thereof that are generally accepted) or any change in Laws or the interpretation thereof; and (ix) compliance with the express terms of, or the taking of any action expressly contemplated by, this Agreement or the Ancillary Agreements or any action taken, or failure to take action, at the request of Buyer or following receipt of Buyer’s consent; except in the case of clauses (i), (ii), (iii), (iv) and (viii), to the extent such change, circumstance, condition, effect or event has a disproportionately greater adverse impact on the Business, taken as a whole, as compared to the adverse impact such change, circumstance, condition, effect or event has on other businesses operating in the industries (taken as a whole) in which the Business operates; or (b) would materially impair or delay the consummation of the transactions contemplated hereby and by the Ancillary Agreements.

“Material Change of Work Location” means a change in an employee’s primary work location from the employee’s Existing Work Location, such that: (a) the distance between such employee’s new primary work location and the Existing Work Location exceeds twenty (20) miles (one way); (b) the number of miles between such employee’s home and such employee’s new primary work location exceeds the number of miles between such employee’s home and the Existing Work Location; and (c) the number of miles between such employee’s home and such employee’s new primary work location exceeds forty (40) miles (one way).

“Material Contracts” shall have the meaning set forth in Section 3.18(a).

“Measurement Date” means December 31, 2020.

“Measurement Date Fee Revenue” shall have the meaning set forth in Section 1.1(L) of the Seller Disclosure Letter.

“Measurement Date Fee Revenue Statement” shall have the meaning set forth in Section 2.11(f).

“Migration Services” shall have the meaning set forth in the Transitional Services Agreement.

“Net Accounts Receivable” means Accounts Receivable, plus (without duplication) the Charged-Off Receivables, minus Specified Current Liabilities.

“Net Estimated Accounts Receivable” means Estimated Accounts Receivable, plus Estimated Charged-Off Receivables, minus Estimated Specified Current Liabilities.

“Non-U.S. Business Employee” means a Business Employee who is not a U.S. Business Employee.

“Notice of Disagreement” shall have the meaning set forth in Section 2.10(a).

“Notice Period” shall have the meaning set forth in Section 8.3(a).

“Other Contracts” means the Contracts to which Seller or its Affiliates is bound set forth in Section 1.1(O) of the Seller Disclosure Letter.

“Outside Date” shall have the meaning set forth in Section 7.1(b).

“Oversight Committee” shall have the meaning set forth in Section 5.12(f)(i)(2) of the Seller Disclosure Letter.

“Participation Agreement” means any Contract between Seller or its Affiliates, on the one hand, and any mutual fund organization or other asset manager (which may be an Affiliate of Seller), on the other hand, providing for the use of such organization’s or asset manager’s mutual funds or other investment products as investment options with respect to the Business.

“Permitted Encumbrances” means (a) mechanics’, carriers’, workers’, repairers’, materialmen’s, warehousemen’s, contractors’, subcontractors’ and other similar Encumbrances for sums not yet due and payable that have arisen in the ordinary course of business, including Encumbrances arising in the ordinary course of business by operation of Law for sums not yet due or payable; (b) Encumbrances approved in writing by Buyer or created by act or omission of Buyer or resulting from Buyer or its or its Affiliates’ status; (c) Encumbrances for Taxes or other charges and assessments of a Governmental Entity that are not yet due and payable or that are being contested in good faith and for which adequate reserves have been established in accordance with GAAP; (d) statutory liens of landlords, lessors or renters for amounts not yet due and payable; (e) easements, rights of way, zoning ordinances and other similar encumbrances affecting the Leased Real Property that are not violated in any material respect by the current use and operation of the Leased Real Property; (f) non-exclusive licenses and other grants of rights or obligations with respect to Intellectual Property granted by Seller or its Affiliates in the ordinary course of the Business; (g) liens arising under conditional sales contracts and equipment leases with Third Parties entered into in the ordinary course of business; (h) Encumbrances that will be released at or prior to the Effective Time; and (i) Encumbrances (other than those for Taxes or other charges and assessments of a Governmental Entity) that, in the aggregate, are not material in amount and do not materially detract from the value of, and are not reasonably likely to impair, in any material respect, the continued use of, the asset or property to which they relate, as used on the date hereof.

“Person” means an association, a corporation, an individual, a sole proprietorship, a partnership, a limited liability company, a trust, or any other entity or organization, including a Governmental Entity.

“Personal Information” means information, in any form, about or that identifies an individual person, including such individual’s combined first and last names, home address, telephone number, email address, social security number, driver’s license number, passport number, or other government-issued identifier, credit card or other financial information, medical, health, or insurance information, gender, date of birth, educational or employment information, marital or other status, photograph, any other data used to identify, contact or locate an individual, and any other information within definition of personal information (or similar terms) under any applicable Privacy Laws.

“Personnel File” shall have the meaning set forth in Section 5.2(h).

“Plan” means each plan or contractual arrangement that is subject to ERISA or that provides deferred compensation, pursuant to which Seller or its Affiliates performs plan administration, recordkeeping, trustee, custody or payment services in connection with the Business, other than any Employee Benefit Plan.

“plan” means, solely for purposes of the definitions and provisions of Section 2.11, an account or accounts under the same contract with a Base Date Customer, as recorded in the Business’s fee system.

“Post-Closing Adjustment” shall have the meaning set forth in Section 2.10(e)(i).

“Post-Closing Tax Period” shall have the meaning set forth in Section 9.1(b).

“Pre-Closing Tax Period” shall have the meaning set forth in Section 9.1(a).

“Privacy Laws” means all Laws and binding industry guidelines (including the then-applicable version of the Payment Card Industry Data Security Standard with respect to any payment card data) regarding the collection, use, storage, disclosure or other processing of Personal Information.

“Purchase Price” shall have the meaning set forth in Section 2.10(f).

“Purchased Assets” shall have the meaning set forth in Section 2.1.

“Reference Statement” shall have the meaning set forth in the definition of Financial Statements.

“Registered Business IP” means all Business IP that is registered, or is the subject of an application for registration, by any Governmental Entity or, in the case of domain names, by any domain name registrar.

“Related to the Business” means (a) used or held for use exclusively or primarily in, exclusively or primarily arising directly or indirectly out of, or (b) exclusively or primarily relating to, in each case, the operation or conduct of the Business.

“Representatives” shall have the meaning set forth in Section 5.5.

“Retained Liabilities” shall have the meaning set forth in Section 2.4.

“Retention Bonus Arrangement” shall have the meaning set forth in Section 5.2(l).

“Retirement and Income Solutions” means the Retirement and Income Solutions business segment of Buyer and its Affiliates as described in the Annual Report of Principal Financial Group, Inc. for the fiscal year ended December 31, 2018, as filed with the Securities and Exchange Commission.

“Retirement Business” means the performance by Seller and its Affiliates of tax-qualified plan administration and recordkeeping that is primarily managed by the IRT

Management Team for defined benefit retirement plans and defined contribution retirement plans of institutional clients, including (a) plan participant education and communication and (b) trustee, custody and payment services, in the case of clauses (a) and (b), to the extent related to such tax-qualified plan administration and recordkeeping; provided, however, that the “Retirement Business” shall exclude the T&C Business, the Discretionary Business and the Executive Benefits Business.

“Review Period” shall have the meaning set forth in Section 2.9(c).

“RFP/RFI” shall have the meaning set forth in Section 5.17(c)

“Seller” shall have the meaning set forth in the Preamble hereof.

“Seller Confidential Information” shall have the meaning set forth in Section 5.4(d).

“Seller-Controlled Assets” shall mean, collectively, the (i) Delayed Transfer Purchased Assets and Customer Contracts that have not been (x) assigned to Buyer or a Designated Purchaser or (y) terminated in accordance with Section 5.9 and (ii) the TSA Business Employees.

“Seller Disclosure Letter” means the letter delivered by Seller to Buyer concurrently with the execution and delivery of this Agreement, setting forth, among other things, items the disclosure of which is called for by this Agreement, either in response to a disclosure requirement contained in a provision of this Agreement or as an exception to one or more of the representations, warranties, covenants or agreements contained in this Agreement, except that the mere inclusion of an item in the Seller Disclosure Letter as an exception to a representation or warranty will not be deemed an admission by Seller that such item (or any non-disclosed item or information of comparable or greater significance) represents a material exception or fact, event, effect or circumstance, that such item has had, or is expected to result in, a Material Adverse Effect, or that such item constitutes noncompliance with, or a violation of, any Law, permit or Contract to which Seller or its Affiliates is bound or other topic to which such disclosure is applicable.

“Seller Fundamental Representations” means the representations and warranties of Seller contained in Section 3.1 (Due Organization and Good Standing), Section 3.2 (Authorization of Transaction), Section 3.16 (Brokers’ Fees) and Section 3.17(a) (Assets).

“Seller Funds” shall have the meaning set forth in Section 5.17.

“Seller Governmental Filings” shall have the meaning set forth in Section 3.3.

“Seller Indemnified Parties” shall have the meaning set forth in Section 8.2(a).

“Seller Party” means each of Seller and Seller Parent.

“Services” shall have the meaning set forth in the Transitional Services Agreement.

“Software” means any and all computer programs, applications and software, including any and all software implementations of algorithms, databases, models, methodologies, report formats and menus (whether in source code, object code or other form).

“Specified Current Liabilities” means accrued expenses and other liabilities of the Business (other than those relating to Taxes) included in the calculation of the “Accr. expenses, excl. bonus accr., client pay. & other tax pay.”, “Payable to clients” and “Bonus plan accrual” line items on the Reference Statement.  For purposes of Section 2.9 and Section 2.10 and the computation of the Net Accounts Receivable, the “Specified Current Liabilities” shall be calculated in accordance with the Agreed Accounting Principles and otherwise in the manner in which the “Accr. expenses, excl. bonus accr., client pay. & other tax pay.”, “Payable to clients” and “Bonus plan accrual” line items on the Reference Statement were calculated.

“Straddle Period” means any taxable period that begins at or before the date on which the Effective Time occurs and ends after such date.

“Subsidiary” of any Person means any Person of which securities or other ownership interests representing more than fifty percent (50%) of the equity or more than fifty percent (50%) of the ordinary voting power or, in the case of a partnership, more than fifty percent (50%) of the general partnership ownership interests are, as of such date, owned, controlled or held by, or a majority of such entity’s gains or losses is entitled to be allocated to, the applicable Person or one or more subsidiaries of such Person.

“Sweep Deposit and Servicing Agreement” means the sweep deposit and servicing agreement to be entered into as of the Effective Time, by and between Seller and Buyer, substantially in the form attached hereto as Exhibit A.

“T&C Business” means the performance by Seller of trustee, custody and payment services that are primarily managed by the IRT Management Team for tax-qualified retirement plans and non-retirement assets of institutional clients (including insurance companies and other financial institutions), Governmental Entities, institutional foundations and endowments, Taft-Hartley plans and/or health and welfare plans, including recordkeeping to the extent related to such trustee, custody and payment services; provided, however, that the “T&C Business” shall exclude the Retirement Business, Executive Benefits Business and the Discretionary Business.

“Target Net Accounts Receivable” means fifty million dollars ($50,000,000).

“Tax” or “Taxes” means any governmental, federal, state, county, local or foreign income, sales and use, excise, franchise, real and personal property, gross receipts, capital stock, production, business and occupation, stamp, disability, employment, payroll, severance, workers’ compensation, unemployment, social security, estimated, value added, ad valorem or withholding or other tax or any duty, fee, assessment or other governmental charge in the nature of (or similar to) taxes, including any interest, addition to tax or penalties related thereto.

“Tax Authority” means any government, state or municipality or any local, state, federal, foreign or other fiscal, revenue, customs or excise authority, body or official charged with the administration of any Tax Law.

“Tax Claim” shall have the meaning set forth in Section 9.4.

“Tax Law” means any Law relating to Tax.

“Tax Return” means any return, report, declaration, information return, election, filing or other document required to be filed with any Tax Authority with respect to Taxes, including any amendments thereof.

“Termination Date” shall have the meaning set forth in Section 5.9(c).

“Third Party” means any Person other than Buyer, Seller or any of their respective Affiliates.

“Third Party Accounting Firm” shall have the meaning set forth in Section 3.4(d).

“Third Party TSA Consent” shall have the meaning set forth in Section 5.9(g).

“Trade Secrets” means trade secrets and other confidential and proprietary information, ideas, data, databases, and other compilations of data, know-how, inventions, processes, technology, algorithms, procedures, processes, technology, formulae, models, business plans and strategies, and methodologies that derive independent economic value from not being generally known to the public.

“Trademarks” means all trademarks, service marks, trade dress, logos, brand names, trade names, corporate names, domain names, any other indicia of source or origin and all registrations and applications for registration of the foregoing, together with the goodwill symbolized by any of the foregoing.

“Transfer Taxes” means any sales, use, value added, conveyance, stock transfer, real property transfer, transfer, stamp, registration, documentary, recording or similar Tax incurred in connection with the transactions contemplated hereby, but does not include (a) any income or gains Taxes or similar Taxes and (b) any Taxes attributable to the Pre-Closing Reorganization.

“Transferred Contracts” means (a) all Customer Contracts, (b) all supplier or vendor Contracts of Seller and its Affiliates that are exclusively related to the Business, including the Contracts set forth in Section 1.1(P)(b)(1) of the Seller Disclosure Letter, but excluding the Contracts set forth in Section 1.1(P)(b)(2) of the Seller Disclosure Letter, (c) the Intellectual Property licenses set forth in Section 1.1(P)(c) of the Seller Disclosure Letter and (d) the Other Contracts; in the case of the foregoing clauses (a) through (d), as in effect immediately prior to the Effective Time.

“Transferred Employees” means those Business Employees who accept a Comparable Job Offer from Buyer or one of its Affiliates in accordance with Section 5.2.

“Transitional Services Agreement” means the transitional services agreement to be entered into as of the Effective Time, by and between Seller and Buyer, substantially in the form attached hereto as Exhibit B.

“Treasury Regulations” means the regulations promulgated under the Code.

“TSA Business Employee” means each Business Employee who is (a) covered by or subject to a transitional services or other agreement or arrangement by and between Seller or one of its Affiliates, on the one hand, and Buyer or one of its Affiliates, on the other hand, during the TSA Services Period and (b) listed in Section 1.1(Q) of the Seller Disclosure Letter, which Seller may update from time to time prior to the Closing.

“TSA End Date” shall have the meaning set forth in Section 5.2(a).

“TSA Representative” shall have the meaning set forth in Section 5.12(a).

“TSA Services Period” means the period following the Effective Time that is specified in the Transitional Services Agreement during which the applicable TSA Business Employee provides services to Seller or one of its Affiliates for the benefit of Buyer or one of its Affiliates in accordance with the terms and conditions of the Transitional Services Agreement.

“U.S. Business Employee” means a Business Employee whose principal place of employment is located in the United States.

“WARN Act” shall have the meaning set forth in Section 5.13.

“Wells Fargo 401(k) Plan” means the Wells Fargo & Company 401(k) Plan, as amended from time to time.

“Wells Fargo Annual Bonus Plan” means the applicable annual bonus plan that applies to a Business Employee as in effect immediately prior to the applicable Hire Date. For the avoidance of doubt, Wells Fargo Annual Bonus Plan does not include any sales or commission bonus plans.

“Wells Fargo Asset Management” means the asset management businesses of Affiliates of Seller (for the avoidance of doubt, which shall not include Seller).

“Wells Fargo Marks” means (a) “Wells Fargo”, (b) any other Trademarks owned by Seller or any of its Affiliates, and/or (c) any Trademark derived from, or incorporating, referencing, combining or similar to, any of the foregoing terms or designs.  Notwithstanding the foregoing, Wells Fargo Marks shall not include any Trademarks set forth in Section 1.1(E) of the Seller Disclosure Letter.

“Wells Fargo Retained IP” means Intellectual Property of Seller or its Affiliates that is not Business IP, in each case, irrespective of whether related to the Business, including (i) the Wells Fargo Marks and (ii) the assets set forth in Section 1.1(R) of the Seller Disclosure Letter.

“Wells Fargo Severance Plan” means for (i) U.S. Business Employees, the Wells Fargo & Company Salary Continuation Pay Plan, as in effect immediately prior to the applicable Hire Date, and (ii) Non-U.S. Business Employees, any applicable severance or termination benefit plan or practice that applies to such Non-U.S. Business Employee as of immediately prior to the applicable Hire Date.

ARTICLE II

PURCHASE AND SALE

Section 2.1            Purchase and Sale of Purchased Assets.  Upon the terms, and subject to the conditions, set forth herein and subject to the exclusions set forth in Section 2.2, at the Effective Time, Seller shall sell, convey, assign, transfer and deliver to Buyer (or one or more Designated Purchasers), and Buyer shall (or shall cause one or more Designated Purchasers to) purchase, acquire and accept from Seller, free and clear of all Encumbrances, other than Permitted Encumbrances, all of the following assets, properties and rights as the same shall exist immediately prior to the Effective Time (collectively, the “Purchased Assets”):

(a)           subject to Section 5.9, the Transferred Contracts, including all right, title and interest thereunder in amounts actually received or receivable by Seller or its Affiliates in respect of periods at or after the Effective Time;

(b)           all right, title and interest in amounts actually received or receivable by Seller or its Affiliates in respect of periods at or after the Effective Time pursuant to the Participation Agreements, to the extent attributable to the account of the Business (and, for the avoidance of doubt, not held or received by Seller or its Affiliates for the benefit of any other Person);

(c)           the Business IP;

(d)           the Accounts Receivable and the Charged-Off Receivables;

(e)           subject to Section 2.2(c), Section 2.2(e) and Section 2.2(g), Seller’s rights to any refunds, claims, causes of action, rights of set off and rights of recoupment against Third Parties, to the extent Related to the Business, except to the extent arising under or in respect of Contracts and attributable to any time prior to the Effective Time (for the avoidance of doubt, other than the Accounts Receivable or Charged-Off Receivables);

(f)            existing written and electronic lists of current and, to the extent such records are maintained by Seller in the ordinary course of business, historical customers (in the case of historical customers, only such lists reflecting customers of the Business during the period between the Effective Time and twenty four (24) months prior to the Effective Time) of the Business, including customer contacts;

(g)           sales, marketing and other promotional information, literature, manuals, marketing studies and other similar materials, in each case that are exclusively related to the Business;

(h)           subject to Section 5.9, Seller’s right, title and interest in the leases listed in Section 2.1(h) of the Seller Disclosure Letter (the “Assumed Leases”) pursuant to which Seller holds a leasehold estate in any land, buildings, structures, improvements, fixtures or other interest in real property, which such land, building structure, improvement, fixture or other interest is held under any Assumed Lease (the “Leased Real Property”);

(i)            all Furniture and Equipment; provided that, to the extent any Third Party consent is required to transfer any Assumed Lease in accordance with Section 5.9, the Furniture and Equipment located at the associated Leased Real Property shall not be transferred until such (x) Third Party consent is obtained and (y) Assumed Lease is transferred;

(j)            the Books and Records and all Business Confidential Information; provided that Seller may retain copies of the Books and Records and Business Confidential Information subject to Section 5.4;

(k)           all other assets (other than Intellectual Property and Contracts (and rights arising under Contracts)) that are Related to the Business, other than assets (x) that Seller or its applicable Affiliate is required by Law to retain or prohibited by Law to transfer to Buyer or its Affiliate or (y) used by Seller or its Affiliates primarily or exclusively in connection with the provision of Corporate-Level Services; and

provided, however, that in case of any asset or right contemplated by Section 2.1(i) or (k) that is not exclusively related to the Business immediately prior to the Effective Time, Seller may request that the Steering Committee (as defined in Transitional Services Agreement) consider in good faith whether Buyer or its Affiliate shall provide access to such asset to Seller on a transitional basis or, if agreed by Buyer, retransferred to Seller for no consideration or such consideration as the parties may agree;

(l)            the assets set forth in Section 2.1(l) of the Seller Disclosure Letter.

Notwithstanding anything to the contrary in this Agreement, the parties hereto hereby acknowledge and agree that the Delayed Transfer Purchased Assets may be transferred to Buyer (or the Designated Purchasers) after the Closing, but no later than the earliest of (i) promptly following such time as the applicable Delayed Transfer Purchased Asset is no longer used by or necessary for Seller to provide services under the Transitional Services Agreement, (ii) expiration of the Term (as defined in the Transitional Services Agreement) or (iii) such earlier date as may be mutually agreed in writing by the parties hereto.

Section 2.2            Excluded Assets.  Notwithstanding any provision in this Agreement to the contrary, Seller shall not, and shall cause its Affiliates not to, transfer to Buyer pursuant to this Agreement any assets, rights or properties that are not Purchased Assets, including any assets, properties or rights that are exclusively related to the Excluded Businesses, or any of the following (collectively, the “Excluded Assets”):

(a)           all cash and cash equivalents on hand, in transit or held by any bank or other Third Party;

(b)           all intercompany accounts (including any intercompany receivables) between Seller or its Affiliates, on the one hand, and any of Seller’s Affiliates, on the other hand, and all Intercompany Agreements;

(c)           any rights to refunds, credits or other benefits or claims in respect of Taxes imposed on Seller or any of its Affiliates or relating to a Pre-Closing Tax Period;

(d)           all rights to the Wells Fargo Marks and Wells Fargo Retained IP, including those rights under the Transferred Contracts to use the same (if any);

(e)           all claims by Seller or its Affiliates and rights of such Persons to sue for, and receive and recover, damages arising from any infringement or other violation of the Business IP prior to the Effective Time;

(f)            all policies of insurance and interests in insurance pools and programs, including any right to make any claim thereunder (other than any claim Buyer or its Affiliates are permitted to make pursuant to and in accordance with Section 5.18);

(g)           all claims, causes of action (including counterclaims), rights of set-off and defenses against Third Parties relating to any of the Excluded Business, the Excluded Assets or the Retained Liabilities;

(h)           the Excluded Contracts and any other interest in Contracts other than, subject to Section 5.9, the Transferred Contracts and Assumed Leases;

(i)            all assets in respect of all Employee Benefit Plans;

(j)            goodwill;

(k)           any leasehold interest in any real property, other than the Leased Real Property, and any leases related to such leasehold interest other than the Assumed Leases;

(l)            permits;

(m)          all ownership interests of Seller or its Affiliates in any Person;

(n)           the Excluded Books and Records;

(o)           any assets that Seller or its Affiliates are required by Law to retain;

(p)           all rights of Seller and its Affiliates under this Agreement or the Ancillary Agreements or any document contemplated hereby or thereby;

(q)           all assets held by Seller underlying or associated with the Deposits;

(r)            Hardware; and

(s)            all of Seller’s and its Affiliates’ right, title and interest in the assets listed in Section 2.2(s) of the Seller Disclosure Letter.

Section 2.3            Assumption of Assumed Liabilities.  Upon the terms, and subject to the conditions, set forth herein, Buyer agrees, effective as of the Effective Time, to assume and to satisfy and discharge when due, the following Liabilities of Seller and its applicable Affiliates, which shall exclude the Retained Liabilities (all of the following Liabilities being herein collectively referred to as the “Assumed Liabilities”):

(a)           the Specified Current Liabilities as of immediately prior to the Effective Time;

(b)           subject to Section 5.9, all Liabilities arising under the terms (or from the performance) of the Transferred Contracts and Assumed Leases at or after the Effective Time, other than any Liability resulting from a breach of the applicable Transferred Contract or Assumed Lease by Seller prior to the Closing;

(c)           any (i) Taxes attributable to or imposed on the Purchased Assets or the operation of the recordkeeping, trust and custody and discretionary business of Buyer and its Affiliates, in each case with respect to any Post-Closing Tax Period and (ii) Transfer Taxes for which Buyer is liable pursuant to Section 9.3;

(d)           all Liabilities (i) arising out of the employment or termination of employment of any Transferred Employees (including all Liabilities with respect to their dependents and beneficiaries), whenever incurred, that are not expressly retained by Seller or its Affiliates pursuant to Section 5.2; (ii) relating to the failure of Buyer and its Affiliates to timely provide a Comparable Job Offer to any Business Employee, including any severance, notice or other termination payments resulting from a termination of employment of such Business Employee with Seller and its Affiliates (any such Liabilities or payments, the “Inadequate Offer Payments”); and (iii) that are assumed by Buyer or one of its Affiliates pursuant to Section 5.2;

(e)           all Liabilities (other than those assumed pursuant to any other clause of this Section 2.3) relating to, resulting from or arising out of the Purchased Assets (other than the Transferred Contracts and Assumed Leases, which are subject to clause (b) of this Section 2.3) from and after the Effective Time; and

(f)            any Liability set forth in Section 2.3(f) of the Seller Disclosure Letter.

Section 2.4            Retained Liabilities.  Notwithstanding any provision in this Agreement to the contrary, Seller shall retain and be responsible for, or cause its applicable Affiliates to retain and be responsible for, and Buyer shall not assume or accept, any Liabilities of Seller or its Affiliates other than the Assumed Liabilities (the “Retained Liabilities”), including:

(a)           Liabilities (other than the Liabilities expressly contemplated in any subclause of Section 2.3) relating to, resulting from or arising out of the operation of the Business, including any Liabilities with respect to all Employee Benefit Plans or Business Employees, prior to the Effective Time;

(b)           intercompany accounts between Seller or any of its Affiliates, on the one hand, and the Business, on the other hand, including intercompany payables between Seller or any of its Affiliates and the Business and all Liabilities under any Intercompany Agreements and any funding arrangement from Seller or any of its Affiliates to the Business;

(c)           the portion of any Liability attributable to any Excluded Asset or the Excluded Business;

(d)           any Taxes attributable to or imposed on the Purchased Assets or the Business, in each case with respect to any Pre-Closing Tax Period, except Transfer Taxes for which Buyer is liable pursuant to Section 9.3;

(e)           Liabilities (i) in respect of any Business Employees who do not become Transferred Employees, whenever incurred, except in respect of the Inadequate Offer Payments and (ii) that are retained by Seller or one of its Affiliates pursuant to Section 5.2;

(f)            deposit Liabilities of Seller or its Affiliates arising from the Deposits;

(g)           the portion of Liabilities arising out of any Actions, whether initiated before, at or after the Effective Time, attributable to the conduct of the Business prior to the Effective Time;

(h)           Liabilities arising out of the Pre-Closing Reorganization;

(i)            Liabilities for Indebtedness; and

(j)            any Liability set forth in Section 2.4(j) of the Seller Disclosure Letter.

Section 2.5            Pre-Closing Reorganization.

(a)           The parties hereto hereby acknowledge and agree that, in order to facilitate proper transfer of the Purchased Assets and the Assumed Liabilities to Buyer and/or proper retention of the Excluded Assets and the Retained Liabilities by Seller and its Affiliates, Seller and its Affiliates shall use reasonable best efforts to effectuate an intercompany assignment from Affiliates of Seller to Seller of all Transferred Contracts to which an Affiliate of Seller is a party, including the Transferred Contracts set forth in Section 2.5(a) of the Seller Disclosure Letter.

(b)           Buyer or its Affiliate shall, with the reasonable cooperation of Seller, use commercially reasonable efforts to enter into an agreement with the applicable Affiliate of Seller that is a party to each (i) intercompany arrangement set forth in Section 2.5(b)(i) of the Seller Disclosure Letter or (ii) other Contract set forth in Section 2.5(b)(ii) of the Seller Disclosure Letter, in order to obtain, effective as of the Effective Time, on arm’s length terms, the rights, benefits and Liabilities that Seller or its Affiliates (in connection with the Business) have received through such arrangements, or to which they are entitled under such Contracts (the actions described in clauses (a) and (b) of this Section 2.5, the “Pre-Closing Reorganization”).

Section 2.6            Closing Consideration.  At the Closing, Buyer shall pay to Seller or its designee, in consideration for the purchase of the Purchased Assets pursuant to Section 2.1, an amount of cash (the “Closing Consideration”) equal to (a) one billion and two hundred million dollars ($1,200,000,000) (the “Base Purchase Price”) plus (b) the positive difference, if any, of the Net Estimated Accounts Receivable minus the Target Net Accounts Receivable, or minus (c) the positive difference, if any, of the Target Net Accounts Receivable minus the Net

Estimated Accounts Receivable, by wire transfer of immediately available funds to an account or accounts designated by Seller at least two (2) Business Days prior to the Closing.

Section 2.7            Closing.

(a)           Closing.  The closing of the transactions contemplated by this Agreement (the “Closing”) shall be held at (i) the offices of Skadden, Arps, Slate, Meagher & Flom LLP, located at 4 Times Square, New York, New York 10036, at 10:00 a.m. (New York City time) on (A) the first Business Day of the month immediately following the month in which all of the conditions set forth in Article VI have been satisfied or, to the extent permitted under Law, waived (other than conditions which by their nature are to be satisfied at the Closing, but subject to the satisfaction, or, to the extent permitted under Law, waiver, of those conditions) (the “Condition Satisfaction”) or (B) if the Condition Satisfaction has not occurred on or before the second (2nd) Business Day prior to the first Business Day of such month and the parties do not have prior notice that the Condition Satisfaction is reasonably likely to occur prior to the first Business Day of such month, then the Closing shall take place on the first Business Day of the second month immediately following the month in which the Condition Satisfaction occurs; provided that in no event shall the Closing occur prior to July 1, 2019, or (ii) such other place, time or date as may be agreed to in writing by Buyer and Seller.  The date on which the Closing actually occurs is referred to herein as the “Closing Date.”

(b)           Deliveries by Seller.  At the Closing, Seller shall deliver, or cause to be delivered, to Buyer:

(i)            the certificate provided for in Section 6.1(a)(iii);

(ii)           a certificate of non-foreign status from Seller complying with the requirements of Treasury Regulation Section 1.1445-2(b)(2);

(iii)          duly executed counterparts to the Ancillary Agreements to which Seller is contemplated to become a party;

(iv)          a customary certificate duly executed by the Secretary or an Assistant Secretary of Seller, dated as of the Closing Date, in form and substance reasonably acceptable to Buyer; and

(v)           such other agreements, instruments or documents as are necessary or appropriate to give effect to the transactions contemplated by this Agreement or the Ancillary Agreements.

(c)           Deliveries by Buyer.  At the Closing, Buyer shall deliver, or cause to be delivered, to Seller:

(i)            the Closing Consideration in accordance with Section 2.6;

(ii)           the certificate provided for in Section 6.2(a)(iii);

(iii)          duly executed counterparts to the Ancillary Agreements to which Buyer or any of its Affiliates is contemplated to become a party; and

(iv)          such other agreements, instruments or documents as are necessary or appropriate to give effect to the transactions contemplated by this Agreement or the Ancillary Agreements.

Section 2.8            Proceedings at the Closing.  All proceedings to be taken, documents to be executed and delivered, payments to be made and consideration to be delivered at the Closing shall be deemed to have been taken, executed, delivered and made simultaneously, and, except as provided hereunder, no proceedings shall be deemed taken nor any documents executed or delivered until all have been taken, executed and delivered.

Section 2.9            Closing and Post-Closing Statements.

(a)           Seller shall deliver to Buyer, no later than three (3) Business Days prior to the Closing Date, a statement (the “Estimated Closing Statement”) setting forth Seller’s good-faith estimate, in each case as of the Effective Time, of the (i) Specified Current Liabilities (the “Estimated Specified Current Liabilities”), (ii) Accounts Receivable (the “Estimated Accounts Receivable”) and (iii) Charged-Off Receivables (the “Estimated Charged-Off Receivables”), together with such schedules and data as may be appropriate to support such statement.  The Estimated Closing Statement shall be prepared in the same manner as the Reference Statement, including in accordance with the Agreed Accounting Principles and shall otherwise contain the same line items as the Reference Statement.

(b)           Within one hundred and eighty (180) days after the Closing Date, or such earlier time as determined by Seller, Seller shall prepare and deliver to Buyer a statement setting forth Seller’s good-faith determination of the Net Accounts Receivable as of the Effective Time (the “Initial Closing Statement”).  The Initial Closing Statement shall be prepared in the same manner as the Reference Statement and shall otherwise contain the same line items as the Reference Statement.  In connection with Seller’s preparation of the Initial Closing Statement, Buyer shall (i) provide Seller and its Representatives with reasonable access to all records, books, work papers, reports, correspondence and other similar materials in the possession of Buyer or its Affiliates that relate to information reasonably relevant to the preparation of the Initial Closing Statement, (ii) make available employees of Buyer and its Affiliates knowledgeable about the subject matter of the Initial Closing Statement (including Transferred Employees) to discuss the Initial Closing Statement with Seller and its Representatives and (iii) cause its and its Affiliates’ employees (including Transferred Employees) to provide reasonable cooperation and assistance to Seller and its Representatives in connection with the preparation of the Initial Closing Statement, in each case, upon reasonable advance notice and during normal business hours.

(c)           During the thirty (30) Business Day period immediately following Buyer’s receipt of the Initial Closing Statement (the “Review Period”), Seller shall (i) provide Buyer and its Representatives with reasonable access to Seller’s books, records, work papers, reports, correspondence and other similar materials, and any working papers of Seller’s independent accountants, that relate to information reasonably relevant to the preparation of the Initial

Closing Statement; provided, however, that Seller’s independent accountants shall not be obligated to make any work papers, reports, correspondence or other similar materials available to Buyer or its Representatives except in accordance with such accountants’ normal disclosure procedures and then only after Buyer or its Representatives, as applicable, have signed a customary agreement relating to such access to work papers, reports, correspondence, or other similar materials in form and substance reasonably acceptable to such accountants, (ii) make available employees of Seller and its Affiliates knowledgeable about the Initial Closing Statement to discuss the Initial Closing Statement with Buyer and its Representatives and (iii) cause its and its Affiliates’ employees to provide reasonable cooperation and assistance to Buyer and its Representatives in connection with the review of the Initial Closing Statement, in each case, upon reasonable advance notice and during normal business hours.

(d)           Each party agrees that, following the Effective Time through the date that the Final Closing Statement becomes final and binding in accordance with Section 2.10, it will (and will cause its Affiliates to) act in good faith to preserve (and not destroy) any records related to the Accounts Receivable, the Charged-Off Receivables or the Specified Current Liabilities, to the extent relevant to the preparation of the Final Closing Statement.  Seller agrees that, following the Effective Time through the date that the Final Closing Statement becomes final and binding in accordance with Section 2.10, it will (and will cause its Affiliates to) maintain records in a manner consistent with past practice of Seller or any of its Affiliates with respect to the Business to the extent required to meet Seller’s obligations set forth in this Section 2.9 and Section 2.10.  Seller and Buyer acknowledge that the sole purpose of the determination of the Net Accounts Receivable is to adjust the Closing Consideration so as to accurately reflect the Net Accounts Receivable as of the Effective Time.

Section 2.10         Reconciliation of Estimated Closing Statement; Adjustment.

(a)           Buyer shall notify Seller in writing (the “Notice of Disagreement”) prior to the expiration of the Review Period if Buyer disagrees with the Initial Closing Statement.  The Notice of Disagreement shall set forth in reasonable detail (i) the basis for such dispute, (ii) the amounts involved and (iii) Buyer’s determination of the amount of the Net Accounts Receivable as of the Effective Time.  If no Notice of Disagreement is delivered by Buyer prior to the expiration of the Review Period, then the Initial Closing Statement shall be deemed to have been accepted by Buyer and shall become final and binding upon the parties hereto in accordance with Section 2.10(e).

(b)           During the twenty (20) Business Days immediately following the delivery of a Notice of Disagreement (the “Consultation Period”), Seller and Buyer shall seek in good faith to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement.  If, during the Consultation Period, Seller and Buyer mutually agree upon any matters set forth in the Notice of Disagreement, they shall signify such agreement in a writing signed by both such parties.

(c)           If, at the end of the Consultation Period, Seller and Buyer have been unable to resolve one or more differences with respect to the matters specified in the Notice of Disagreement, Seller and Buyer shall submit such matters that remain in dispute with respect to the Notice of Disagreement to the Independent Accounting Firm (each a “Disputed Item”). At the time of the submission of the Disputed Items to the Independent Accounting Firm, each of Seller and Buyer shall submit to the Independent Accounting Firm a written statement setting forth in reasonable detail their respective positions with respect to the Disputed Items.  Seller and Buyer shall also have the opportunity to submit a written response to the other party’s written statement to the Independent Accounting Firm, no later than ten (10) days following the date of receipt of such other party’s initial written statement.  The failure of either such party to timely deliver its initial written statement or response to such other party’s initial written statement shall constitute a waiver of such party’s right to submit the same, unless the Independent Accounting Firm determines otherwise.  During the review by the Independent Accounting Firm, each of Buyer and Seller and their respective accountants will make available to the Independent Accounting Firm individuals, information, books and records and work papers, as may be reasonably requested by the Independent Accounting Firm to fulfill its obligations under this Section 2.10(c) and Section 2.10(d); provided, however, that Seller’s and Buyer’s respective accountants shall not be obligated to make any work papers available to the Independent Accounting Firm or to the other party hereto except in accordance with such accountants’ normal disclosure procedures and then only after the Independent Accounting Firm has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants.  In acting under this Agreement, the Independent Accounting Firm shall act as experts in accounting and not as arbitrators.  All written communications to or from the Independent Accounting Firm, on the one hand, and Seller or Buyer (or any of their respective Representatives), on the other hand, shall be delivered simultaneously to Seller and Buyer, as applicable.  In determining the Disputed Items, the Independent Accounting Firm shall be bound by the terms of this Agreement (including the Reference Statement) and shall not conduct any independent review of any matters.

(d)           With respect to each Disputed Item, such determination, if not in accordance with the position of either Seller or Buyer, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by Buyer in the Notice of Disagreement or by Seller in the Initial Closing Statement with respect to such disputed line item.  During such determination period, the Independent Accounting Firm also shall be instructed to (i) prepare a statement of the Net Accounts Receivable as of the Effective Time based upon all of the line items not disputed by the parties hereto and the line items determined by the Independent Accounting Firm in accordance with the foregoing provisions and (ii) determine the amount of the Net Accounts Receivable reflected on such statement.  Seller and Buyer shall instruct the Independent Accounting Firm to (A) make a final determination only in respect of Disputed Items, (B) make such determination in a manner consistent with the manner in which the Reference Statement was prepared and (C) deliver such determination to such parties within thirty (30) Business Days after such submission, which determination shall be binding on the parties hereto and shall not be subject to appeal (absent manifest or mathematical error); provided that the failure of the Independent Accounting Firm to deliver its written decision within such time period shall not constitute a defense or objection to the finality or enforcement of such determination.  The statement of the Net Accounts Receivable that is final and binding on the parties hereto, as determined either through agreement of the parties hereto pursuant to Section 2.10(a) or 2.10(b) or through the action of the Independent Accounting Firm, pursuant to this Section 2.10(d), is referred to as the “Final Closing Statement.”  The cost of, and expenses associated with, the Independent Accounting Firm’s review and determination shall be shared equally by Seller, on the one hand, and Buyer, on the other hand.

(e)                                  Not later than three (3) Business Days after the Final Closing Statement is final and binding on the parties hereto, as determined either through agreement of the parties hereto pursuant to Section 2.10(a) or 2.10(b) or through the action of the Independent Accounting Firm, pursuant to Section 2.10(d):

(i)                                     The “Post-Closing Adjustment” shall be the amount of the (A) Net Accounts Receivable set forth in the Final Closing Statement minus (B) Net Estimated Accounts Receivable, which amount shall be positive or negative.

(ii)                                  If the Post-Closing Adjustment is a positive amount, then Buyer shall pay in cash to an account designated by Seller (for its own account or as agent for the account of its applicable Affiliates) the amount of the Post-Closing Adjustment.

(iii)                               If the Post-Closing Adjustment is a negative amount, then Seller shall pay in cash to an account designated by Buyer (for its own account or as agent for the account of its applicable Affiliates) the absolute value of the amount of the Post-Closing Adjustment.

(f)                                   The “Purchase Price” shall be equal to the Closing Consideration, as adjusted in accordance with this Article II.  Notwithstanding anything to the contrary contained herein, any payments under this Section 2.10 shall be treated as adjustments to the Purchase Price for any Tax purposes, except as otherwise required by Law.

Section 2.11                            Earn-Out Payment.

(a)                                 Seller shall deliver to Buyer, on the Closing Date, a statement (the “Base Date Fee Revenue Statement”) setting forth Seller’s calculation of the Base Date Fee Revenue, together with such schedules and data as may be appropriate to support such statement.

(b)                                 During the sixty (60) day period immediately following Buyer’s receipt of the Base Date Fee Revenue Statement (the “Base Date Review Period”), Seller shall provide Buyer and its Representatives with reasonable access to (x) all records, books, work papers, reports, correspondence and other relevant materials in the possession of Seller or its Affiliates that relate to the calculation of the Base Date Fee Revenue and the preparation of the Base Date Fee Revenue Statement and (y) employees, accountants and auditors of Seller and its Affiliates knowledgeable about the subject matter of the Base Date Fee Revenue Statement, in each case, upon reasonable advance notice during normal business hours.

(c)                                  Buyer shall notify Seller in writing (the “Base Date Notice of Disagreement”) prior to the expiration of the Base Date Review Period if Buyer disagrees with the Base Date Fee Revenue Statement.  The Base Date Notice of Disagreement shall set forth in reasonable detail (i) the basis for such dispute and (ii) the amounts involved, to the extent available at the time.  If no Base Date Notice of Disagreement is delivered by Buyer prior to the expiration of the Base Date Review Period, then the Base Date Fee Revenue Statement shall be deemed to have been accepted by Buyer and shall become final and binding upon the parties hereto, which sets forth the Final Base Date Fee Revenue.  The parties hereto acknowledge and agree that the Federal Rules of Evidence Rule 408 and comparable state rules of evidence shall apply to negotiations during the Base Date Consultation Period and any subsequent compromise negotiations.

(d)                                 During the twenty (20) Business Days immediately following the delivery of the Base Date Notice of Disagreement (the “Base Date Consultation Period”), Seller and Buyer shall seek in good faith to resolve any differences that they may have with respect to the matters specified in the Base Date Notice of Disagreement.  If, during the Base Date Consultation Period, Seller and Buyer mutually agree upon any matters set forth in the Base Date Notice of Disagreement, they shall signify such agreement in a writing signed by both such parties, and if all such matters are resolved, they shall agree upon a final and binding Base Date Fee Revenue Statement, which sets forth the Final Base Date Fee Revenue.

(e)                                  If, at the end of the Base Date Consultation Period, Seller and Buyer have been unable to resolve one or more differences with respect to the matters specified in the Base Date Notice of Disagreement, Seller and Buyer shall submit such matters that remain in dispute with respect to the Base Date Notice of Disagreement to the Independent Accounting Firm (each a “Base Date Disputed Item”). The Independent Accounting Firm shall resolve each Base Date Disputed Item in accordance with the procedures applicable to resolution of Disputed Items as set forth in Section 2.10(c), mutatis mutandis. The statement of the Base Date Fee Revenue that is final and binding on the parties hereto, as determined either through agreement of the parties hereto pursuant to Section 2.11(c) or Section 2.11(d) or through the action of the Independent Accounting Firm, pursuant to this Section 2.11(e), is referred to as the “Final Base Date Fee Revenue”.  The cost of, and expenses associated with, the Independent Accounting Firm’s review and determination of the Final Base Date Fee Revenue shall be shared equally by Seller, on the one hand, and Buyer, on the other hand.

(f)                                   Buyer shall (or shall cause an Affiliate of Buyer to) deliver to Seller, no earlier than January 1, 2021 or later than March 31, 2021, a statement (the “Measurement Date Fee Revenue Statement”) setting forth Buyer’s calculation of the Measurement Date Fee Revenue, together with such schedules and data as may be appropriate to support such statement.  Seller shall reasonably cooperate with and assist Buyer and its Representatives in connection with Buyer’s preparation of the Measurement Date Fee Revenue Statement, including providing Buyer and its Representatives with reasonable access to (x) all records, books, work papers, reports, correspondence and other relevant materials in the possession of Seller or its Affiliates that relate to the calculation of the Measurement Date Fee Revenue and information reasonably relevant to the preparation of the Measurement Date Fee Revenue Statement and (y) employees of Seller and its Affiliates knowledgeable about the calculation of the Measurement Date Fee Revenue and the subject matter of the Measurement Date Fee Revenue Statement, in each case, upon reasonable advance notice during normal business hours.

(g)                                  During the sixty (60) day period immediately following Seller’s receipt of the Measurement Date Fee Revenue Statement (the “Earn-Out Review Period”), Buyer shall provide Seller and its Representatives with reasonable access to (x) all records, books, work papers, reports, correspondence and other relevant materials in the possession of Buyer or its Affiliates that relate to the calculation of the Measurement Date Fee Revenue and the preparation of the Measurement Date Fee Revenue Statement and (y) employees, accountants and auditors of

Buyer and its Affiliates knowledgeable about the subject matter of the Measurement Date Fee Revenue Statement, in each case, upon reasonable advance notice during normal business hours.

(h)                                 Seller shall notify Buyer in writing (the “Earn-Out Notice of Disagreement”) prior to the expiration of the Earn-Out Review Period if Seller disagrees with the Measurement Date Fee Revenue Statement.  The Earn-Out Notice of Disagreement shall set forth in reasonable detail (i) the basis for such dispute and (ii) the amounts involved, to the extent available at the time.  If no Earn-Out Notice of Disagreement is delivered by Seller prior to the expiration of the Earn-Out Review Period, then the Measurement Date Fee Revenue Statement shall be deemed to have been accepted by Seller and shall become final and binding upon the parties hereto, which sets forth the Final Measurement Date Fee Revenue.  The parties hereto acknowledge and agree that the Federal Rules of Evidence Rule 408 and comparable state rules of evidence shall apply to negotiations during the Earn-Out Consultation Period and any subsequent compromise negotiations.

(i)                                     During the twenty (20) Business Days immediately following the delivery of the Earn-Out Notice of Disagreement (the “Earn-Out Consultation Period”), Seller and Buyer shall seek in good faith to resolve any differences that they may have with respect to the matters specified in the Earn-Out Notice of Disagreement.  If, during the Earn-Out Consultation Period, Seller and Buyer mutually agree upon any matters set forth in the Earn-Out Notice of Disagreement, they shall signify such agreement in a writing signed by both such parties, and if all such matters are resolved, they shall agree upon a final and binding Measurement Date Fee Revenue Statement, which sets forth the Final Measurement Date Fee Revenue.

(j)                                    If, at the end of the Earn-Out Consultation Period, Seller and Buyer have been unable to resolve one or more differences with respect to the matters specified in the Earn-Out Notice of Disagreement, Seller and Buyer shall submit such matters that remain in dispute with respect to the Earn-Out Notice of Disagreement to the Independent Accounting Firm (each, an “Earn-Out Disputed Item”). The Independent Accounting Firm shall resolve the each Earn-Out Disputed Item in accordance with the procedures applicable to resolution of Disputed Items as set forth in Section 2.10(c), mutatis mutandis. The statement of the Measurement Date Fee Revenue that is final and binding on the parties hereto, as determined either through agreement of the parties hereto pursuant to Section 2.11(h) or Section 2.11(i) or through the action of the Independent Accounting Firm, pursuant to this Section 2.11(j), is referred to as the “Final Measurement Date Fee Revenue”.  The cost of, and expenses associated with, the Independent Accounting Firm’s review and determination of the Final Measurement Date Fee Revenue shall be shared equally by Seller, on the one hand, and Buyer, on the other hand.

(k)                                 If the Earn-Out Payment is a positive amount, then not later than the later of (i) the fifth (5th) Business Day after the Final Measurement Date Fee Revenue becomes final and binding in accordance with this Section 2.11(k) and (ii) the second anniversary of the Closing Date (the “Earn-Out Payment Date”), Buyer shall pay to Seller or its designee, by wire transfer of immediately available funds to an account or accounts designated by Seller at least two (2) Business Days prior to the Earn-Out Payment Date, an amount in cash equal to the Earn-Out Payment.

(l)                                     From the Closing until the Measurement Date (the “Earn-Out Period”), Buyer shall (and shall cause its Affiliates to):

(i)                                     use commercially reasonable efforts to retain the Base Date Customers as customers of Buyer or its applicable Affiliates, and maintain the fee revenue associated with the Base Date Customers and each plan (as defined herein), by applying a degree of care and diligence no less stringent, in aggregate, than they apply in retaining customers of, and maintaining fee revenue associated with, customers of Buyer and its Affiliates’ similar businesses; and

(ii)                                  not take, or cause to be taken, any action, including any action with respect to Transferred Employees who are relationship managers or serve in a similar role,  that reduces the revenue of Buyer and its Affiliates generated, or to be generated, in respect of any Customer Contract (and plan (as defined herein) thereunder) acquired by Buyer or its Affiliates hereunder, unless (A) such action is (x) undertaken in the ordinary course of business or (y) in the best interests of Buyer or its Affiliates, as applicable, as determined in good faith by senior management of Buyer or its Affiliates, as applicable (but excluding for purposes of such determination the possible benefit to Buyer and its Affiliates of not paying all or any portion of the Earn-Out Payment), and (B) the primary purpose of such action is a legitimate business purpose other than effecting a reduction of the Earn-Out Payment

(m)                             In the event that, during the Earn-Out Period, Buyer or any of its Affiliates shall, directly or indirectly, either in one or a series of transactions, (i) sell, transfer, assign or otherwise dispose of all or substantially all of the Customer Contracts and/or the recordkeeping, trust and custody and discretionary business of Buyer and its Affiliates to any Person who is not an Affiliate of Buyer or (ii) consummate any consolidation, merger, combination or other similar transaction in which the voting control of Buyer or any of its Affiliates that operates or conducts a non-de minimis portion of the recordkeeping, trust and custody and/or discretionary business of Buyer and its Affiliates is transferred to a Person who is not an Affiliate of Buyer (any transaction contemplated by clauses (i) or (ii) being referred to as a “Sale Transaction”), then, in each case, the obligation of Buyer to pay the Earn-Out Payment to Seller (at maximum performance levels) hereunder shall be accelerated and Buyer shall (A) promptly provide notice of the Sale Transaction to Seller (upon the entry into an agreement to effect and consummation of a Sale Transaction) and (B) no later than ten (10) calendar days following the earlier of the entry into an agreement to effect a Sale Transaction or the consummation of a Sale Transaction, pay the Earn-Out Payment to Seller (at maximum performance levels).  For avoidance of doubt, if Buyer is merged, consolidated or combined into any other person, the successor of Buyer shall expressly assume the obligations of Buyer, as applicable, under this Section 2.11.

(n)                                 No later than thirty (30) days following the conclusion of any calendar quarter during the Earn-Out Period, Buyer shall provide a report to Seller that sets forth in reasonable detail, with respect to such concluded quarter, applicable information affecting the determination of Measurement Date Fee Revenue (as specified in the definition thereof). Seller shall treat information provided pursuant to this Section as Business Confidential Information in accordance with Section 5.4(c).  Upon Seller’s request, Buyer shall promptly provide to Seller reasonable back-up information evidencing the manner in which the amounts set forth in the foregoing quarterly reports were calculated.  Seller shall provide Buyer reasonable cooperation and assistance in connection with the preparation of the reports contemplated by this Section, including access to Books and Records relating to the relevant Customer Contracts pursuant to Section 5.6(c), and shall make available employees of Seller who maintain such Books and Records or who may otherwise assist in the preparation of such reports.

(o)                                 Buyer shall, and shall cause its Affiliates to, maintain books and records and data that reasonably support Buyer’s compliance with the covenants and obligations set forth in Section 5.6(a) and 5.6(b).

(p)                                 For the avoidance of doubt, (i) any disagreement or other dispute among the parties in connection with Section 2.11(l)-(o) shall not be subject to the dispute procedures set forth in Section 2.11(a)-(k), but rather shall be subject to the procedures set forth in Article VIII hereof and (ii) Buyer shall not be liable for any breach of Section 2.11(l)-(o) to the extent such breach was caused by Seller’s breach of Sections 2.12-2.14 of the Transitional Services Agreement.

Section 2.12                            Purchase Price Allocation.

(a)                                 The parties hereto agree to report the allocation of the total consideration (including any Assumed Liabilities) as determined for U.S. federal income Tax purposes among the Purchased Assets in a manner consistent with Section 1060 of the Code and report such allocation on IRS Form 8594 and any other forms or statements required by the Code, Treasury Regulations, the IRS or any other applicable state or local Tax Authority.

(b)                                 Buyer shall deliver its proposed allocation on IRS Form 8594 to Seller within one hundred and twenty (120) days following the Closing Date.  Seller and Buyer shall discuss Buyer’s proposed allocation in good faith; provided, however, that each party will be entitled to report the allocation it determines appropriate (pursuant to Section 1060 of the Code) to the IRS or any applicable state or local Tax Authority.

Section 2.13                            Tax Withholding.  Notwithstanding any provision herein to the contrary, Buyer shall not be entitled to deduct or withhold from the Purchase Price any amount, except as required by Law.  If any Law requires the deduction or withholding of any Tax from the Purchase Price, Buyer shall be entitled to deduct or withhold such amounts; provided that as soon as reasonably practicable after Buyer becomes aware that any amount is required to be so withheld and in no event later than seven (7) Business Days prior to the Closing, Buyer shall provide to Seller written notice of the amounts to be so deducted or withheld and Buyer shall cooperate with Seller in good faith to minimize or eliminate such withholding Taxes.  Any amounts so deducted or withheld shall be remitted to the applicable Tax Authority and shall be treated for all purposes of this Agreement as having been paid.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

As an inducement to Buyer to enter into this Agreement and to consummate the transactions contemplated hereby, and except as set forth in the Seller Disclosure Letter (subject to Section 10.11), Seller hereby represents and warrants to Buyer as of the date hereof and as of the Effective Time as follows:

Section 3.1                                   Due Organization and Good Standing. Seller is a national banking association organized, validly existing and in good standing under the Laws of the United States of America, and Seller Parent is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization.  Seller has the organizational power and authority to own, lease and operate all of the properties and assets to the extent related to the Business and to carry on the Business as it is now being conducted. Each Seller Party is duly licensed or qualified to do business in each jurisdiction in which the nature of the Business makes such licensing or qualification necessary to the operation of the Business, except where the failure to be so licensed or qualified would not reasonably be expected to be material and adverse to the Business, taken as a whole.

Section 3.2                                   Authorization of Transaction.

(a)                                 Seller has all requisite corporate (or other organizational) power and authority to execute, deliver and perform its obligations under this Agreement and the Ancillary Agreements to which it is or will be a party, as applicable, and to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance by Seller of this Agreement and the Ancillary Agreements to which it is or will become a party, and the consummation by Seller of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate (or other organizational) action on the part of Seller, and no other corporate proceedings on the part of Seller are necessary to authorize the execution, delivery and performance by Seller of this Agreement and the Ancillary Agreements to which it is or will become a party, or to consummate the transactions contemplated hereby or thereby.

(b)                                 This Agreement has been duly executed and delivered by Seller and, assuming due authorization, execution and delivery by Buyer, constitutes a valid and binding obligation of Seller, and each Ancillary Agreement to which Seller is a party will be duly executed and delivered by Seller and will, assuming such Ancillary Agreement has been duly executed and delivered by the applicable Buyer Party, constitute a valid and binding obligation of Seller, in each case enforceable against each party thereto in accordance with its terms (except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization, preference or similar Laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (regardless of whether enforcement is sought in equity or at law) (the “Bankruptcy and Equity Exceptions”)).

(c)                                  Seller Parent has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and the Ancillary Agreements to which it is or will be a party.  The execution, delivery and performance by Seller Parent of this Agreement and the Ancillary Agreements to which it is or will become a party have been duly and validly authorized by all necessary corporate action on the part of Seller Parent, and no other corporate proceedings on the part of Seller Parent are necessary to authorize the execution, delivery and performance by Seller Parent of this Agreement and the Ancillary Agreements to which it is or will become a party.  This Agreement has been duly executed and delivered by

Seller Parent and, assuming due authorization, execution and delivery by Buyer, constitutes a valid and binding obligation of Seller Parent, and each Ancillary Agreement to which Seller Parent is a party will be duly executed and delivered by Seller Parent and will, assuming such Ancillary Agreement has been duly executed and delivered by the applicable Buyer Party, constitute a valid and binding obligation of Seller Parent, in each case enforceable against each party thereto in accordance with its terms (except as may be limited by the Bankruptcy and Equity Exceptions).

Section 3.3                                   Governmental Filings.  No filing or registration with, notification to, or authorization, consent or approval of, any Governmental Entity (collectively, the “Seller Governmental Filings”) is required in connection with the execution, delivery and performance of this Agreement or the Ancillary Agreements by Seller, except for (a) the Seller Governmental Filings set forth in Section 3.3 of the Seller Disclosure Letter, (b) the Seller Governmental Filings under applicable United States or foreign competition and antitrust Laws, (c) the Seller Governmental Filings that become applicable as a result of matters specifically related to Buyer or its Affiliates and (d) such other Seller Governmental Filings that would not have, or be reasonably expected to have, a Material Adverse Effect should Seller fail to make or obtain them.

Section 3.4                                   Financial Statements.

(a)                                 Section 3.4 of the Seller Disclosure Letter sets forth true and complete copies of the Financial Statements.  The Financial Statements (i) are unaudited, (ii) were derived from the applicable books and records of Seller, (iii) have been prepared in accordance with the Agreed Accounting Principles, and (iv) fairly present, in all material respects, in the case of the Balance Sheets, the financial position of the Purchased Assets and Assumed Liabilities and, in the case of the Income Statements, the results of operations the Business (subject to customary year-end adjustments and the absence of notes) in accordance with such Agreed Accounting Principles as of the respective dates thereof and the results of operations for the periods then ended.

(b)                                 Seller maintains a system of internal accounting controls to provide reasonable assurances regarding the reliability of financial reporting related to the Business, including that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of the Financial Statements, and to maintain reasonably accurate accountability for its assets related to the Business, and (iii) access to assets is permitted only in accordance with management’s general or specific authorization.

(c)                                  Except (i) as reflected or reserved against in the Financial Statements, (ii) for Liabilities incurred in the ordinary course of business since December 31, 2018, (iii) for the Retained Liabilities, (iv) as set forth in Section 3.4(c) of the Seller Disclosure Letter and (v) for liabilities that would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, there are no Liabilities of the Business that would be required under GAAP to be reflected in the Financial Statements.

(d)                                 Seller has delivered to Buyer a true, correct and complete copy of the due diligence report dated October 31, 2018 prepared by a Third Party accounting firm (the “Third Party Accounting Firm”) with respect to the Business (together with any exhibits and appendices thereto, the “Diligence Report”).  Seller has complied in all material respects with all information requests by the Third Party Accounting Firm in connection with its preparation of the Diligence Report.  All of the factual information and data furnished by Seller and its Affiliates to the Third Party Accounting Firm in connection with the preparation of the Diligence Report were (i) derived from the relevant Books and Records and (ii) accurate in all material respects as of the date delivered to the Third Party Accounting Firm, subject in each case to any limitations and qualifications contained in the Diligence Report.

(e)                                  The representations and warranties set forth in Section 3.4(e) of the Seller Disclosure Letter are hereby incorporated herein by reference.

Section 3.5                                   No Conflict or Violation.  Assuming all Governmental Filings described in Section 3.3 or Section 4.3, or listed in Section 3.3 of the Seller Disclosure Letter or Section 4.3 of the Buyer Disclosure Letter, have been obtained or made (and any applicable waiting period has expired or terminated), the execution, delivery and performance by Seller of this Agreement and the Ancillary Agreements to which it is a party and the consummation by Seller of the transactions contemplated hereby and thereby do not:

(a)                                 violate (i) any Law to which Seller or the Business is subject, or (ii) the terms of any permit applicable to the operation of the Business (as of the date hereof) issued by any Governmental Entity to Seller;

(b)                                 require a consent or approval under, conflict with, result in a violation or breach of, or a loss or impairment of any right under, or constitute a default under, result in the acceleration of, or create in any party the right to terminate, any Material Contract or Assumed Lease;

(c)                                  result in the creation or imposition of any Encumbrance (other than Permitted Encumbrances) upon any of Purchased Assets; or

(d)                                 violate the constituent organizational documents of Seller;

except, with respect to clauses (a), (b) and (c), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.6                                   Legal Proceedings.  There are no Actions pending or, to the Knowledge of Seller, threatened in any written notice addressed and delivered to Seller or any of its Affiliates against Seller (in respect of the Business, the Purchased Assets or the Assumed Liabilities) except as (a) set forth in Section 3.6 of the Seller Disclosure Letter or (b) would not, if adversely determined, (i) reasonably be expected to result in a judgment, settlement or order for Liabilities to the Business in excess of one hundred thousand dollars ($100,000) in the aggregate or (ii) materially impair or delay the consummation of the transactions contemplated hereby or by the Ancillary Agreements.  Seller is not subject to any material final, binding and non-appealable Governmental Order relating to the Business.

Section 3.7                                   Absence of Certain Changes.  Except as otherwise contemplated hereby, since December 31, 2018 through the date of this Agreement (a) the Business has been conducted in the ordinary course of business consistent with past practice in all material respects; (b) there has not been any Material Adverse Effect and (c) none of Seller or any of its Affiliates has taken any action or failed to take any action that would have resulted in a breach of clauses (vi), (xii) or (xiii) of Section 5.1(b), had such clauses of Section 5.1(b) been in effect following December 31, 2018.

Section 3.8                                   Labor and Employees.

(a)                                 As of the date hereof, (i) no labor strike, lockout or material work stoppage is pending or, to the Knowledge of Seller, threatened against the Business, and no such labor strike, lockout or material work stoppage has occurred within the last three (3) years preceding the date of this Agreement; (ii) to the Knowledge of Seller, no Business Employee has filed any pending arbitration, lawsuit or administrative proceeding against Seller (exclusively with respect to the Business) that, if decided adversely to Seller, would reasonably be expected to create a Liability to the Business in excess of one hundred thousand dollars ($100,000); (iii) Seller is not a party to or bound by any collective bargaining agreement with respect to the Business Employees; (iv) no labor unions, works councils, or other organizations or groups represent, or to the Knowledge of Seller, purport to represent any Business Employees with respect to their employment in the Business; and (v) to the Knowledge of Seller, no union organizing activities, campaigns, petitions or other unionization activities directed at Seller seeking recognition of a bargaining unit with respect to Business Employees are pending or threatened.

(b)                                 As of the date hereof, Seller and its Affiliates are in compliance, with respect to Business Employees, in all material respects, with all Laws respecting labor, employment, fair employment practices, employment standards, terms and conditions of employment, workers’ compensation, occupational safety and health requirements, employment classification, the WARN Act, the Fair Labor Standards Act, withholding of taxes, employment discrimination, equal opportunity, employee leave issues and unemployment insurance and related matters.

(c)                                  Section 1.1(D) of the Seller Disclosure Letter sets forth a true and complete listing, as of the date hereof, of each Business Employee by name (the “Business Employee List”), along with (i) his or her currently effective annual base salary or currently effective hourly wage rate, as applicable, and the amount of any bonuses or commissions paid or payable in respect of such Business Employee’s service in 2018 and 2019, (ii) his or her corporate hire date, as stated in Seller’s system of record and completed years of service with Seller, (iii) his or her current position or title, (iv) the city and state (or, as applicable, country) of such Business Employee’s current primary work location (other than Business Employees who primarily work from a home location, in which case the closest work location to such Business Employee’s home), (v) his or her current target cash incentive opportunity (if applicable), (vi) full-time or part-time status, and (vii) exempt or non-exempt status under the Fair Labor Standards Act for U.S. Business Employees.  The Business Employee List does not include any employees of Seller or its Affiliates who are not Business Employees.  Seller represents and warrants that, except to the extent specified in Section 1.1(D) of the Seller Disclosure Letter, the

Business Employees constitute all of the employees of Seller and its Affiliates whose services are required to administer, operate and oversee the Business in a an efficient and effective manner.

(d)                                 Since December 31, 2018, Seller and its Affiliates have not transferred or modified the job responsibilities of any person employed by Seller or any of its Affiliates who was providing services primarily to or on behalf of the Business that has resulted in such person not meeting the definition of a Business Employee, except for such transfers or modifications in the ordinary course of business and consistent with past practice and that would not adversely affect or impair the Business in any material respect.

(e)                                  Except as set forth in Section 3.8(e) of the Seller Disclosure Letter, as of the date hereof and to the Knowledge of Seller, with respect to Business Employees, (i) there are no collective bargaining, works council or similar labor agreements concerning any Business Employee (each, a “Labor Agreement”) to which Seller or its Affiliates are parties or bound, nor is Seller or any of its Affiliates negotiating any such Labor Agreement with any labor organization, labor union, workers’ association, works council or similar employee representative organization; (ii) none of the Business Employees is represented by any labor union, workers’ association, works council or similar employee representative organization with respect to their employment with Seller or any of its Affiliates, (iii) (A) there are no organizational campaigns, petitions, certification proceedings or other material unionization activities seeking recognition of a bargaining unit or a representation proceeding pending or threatened by or with respect to any Business Employees, (B) there are no material strikes, slowdowns, lockouts, work stoppages, or similar material labor disputes pending or threatened against or affecting the Business, or (C) there are no inspections and investigations of Seller or its Affiliates by any labor authority pending or threatened with respect to the Business; and (iv) there is no material unfair labor practice charge or complaint or labor arbitration pending against Seller or its Affiliates related to any Business Employee.  The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any breach or other violation of any Labor Agreement, to which Seller or any of its Affiliates is a party or bound.

Section 3.9                                   Taxes.  (a)  All material Tax Returns with respect to the Purchased Assets and the Business have been timely filed (taking into account applicable extensions) and are correct and complete in all material respects and all material Taxes (whether or not reflected on such filed Tax Returns) required to be paid with respect to the Purchased Assets and the Business have been paid, or adequate reserves therefor have been provided on the Financial Statements; (b) there are no Encumbrances for Taxes on any of the Purchased Assets, other than Permitted Encumbrances; and (c) except insofar as Section 3.4, Section 3.10 and Section 3.13 relate to Taxes, notwithstanding anything in this Agreement to the contrary, the representations and warranties made by Seller in this Section 3.9 constitute the sole and exclusive representations and warranties made regarding Taxes or other Tax matters.

Section 3.10                            Plan Administration.

(a)                                 Each Plan, including all related trust documents, custody agreements and funding instruments, has been administered and operated by Seller, to the extent of Seller’s obligations with respect thereto, materially in accordance with (i) its terms and conditions and any associated recordkeeping or administrative agreements as provided to Seller, including any direction or election properly made in accordance with such terms by the Plan sponsor, any Plan participant or any other third party entitled to provide such a direction or make such an election under the Plan and (ii) the applicable requirements of the Code and the Treasury Regulations.  Without limiting the generality of the foregoing, (A) any and all loans administered under any Plan that is intended to qualify under Section 401(a) of the Code have been administered by Seller materially in compliance with (x) its obligations with respect to the Plan pursuant to the Plan’s terms provided to Seller, (y) any applicable Seller loan procedures and (z) Law, and (B) each Plan that is a nonqualified deferred compensation plan subject to the requirements of Section 409A of the Code has been administered by Seller to the extent of its obligations thereto materially in compliance with (x) the terms of the Plan as provided to Seller and (y) Law, in each case, except to the extent that any such non-compliance can be corrected under applicable procedures issued by the IRS without any material penalty to any Plan participant or any material expense to Seller or, following the Closing, Buyer or any of its Affiliates.

(b)                                 To the Knowledge of Seller, no circumstance or condition exists or has occurred with respect to any Plan, including all related trust documents, custody agreements and funding instruments, or the administration or operation thereof, that has caused or would reasonably be expected to cause Seller or any of its Affiliates or, following the Closing, Buyer or any of its Affiliates, to incur any material liability for breach of Seller’s or its Affiliates’ fiduciary responsibilities (including co-fiduciary liabilities).

Section 3.11                            Compliance With Law.

(a)                                 Except for compliance with Privacy Laws, and except as it relates to operation of the Employee Benefit Plans, which shall be governed exclusively by Section 3.12 and Section 3.13, respectively, since July 1, 2017, the Business has been operated in compliance in all material respects with all Laws.  Since July 1, 2017, Seller has not (i) received any written notice from any Governmental Entity regarding any material violation of Law by Seller or written request from any Governmental Entity for changes to the operation of the Business to comply or increase compliance with Law or (ii) filed with, or otherwise provided to, any Governmental Entity any written notice regarding any material violation of Law by Seller, in each case, with respect to the Business.

(b)                                 Seller (with respect to the Business) has timely filed (subject to valid extensions) all reports, forms, schedules, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since July 1, 2017 with any Governmental Entity and has paid all fees and assessments due and payable in connection therewith, except, in each case, where the failure to do so would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole.

(c)                                  Since July 1, 2017, Seller (with respect to the Business) has been in compliance in all material respects with (i) the U.S. Foreign Corrupt Practices Act of 1977 (as amended) and all other Laws relating to anti-corruption or anti-bribery applicable to Seller (with respect to the Business) and the Business (the “Anti-Corruption Laws”); (ii) Laws relating to economic restrictions, export controls, trade embargoes and other restrictive measures imposed, administered or enforced by a Governmental Entity, in each case, applicable to Seller (with respect to the Business) and the Business and (iii) Anti-Money Laundering Laws applicable to Seller (with respect to the Business) and the Business.

(d)                                 Seller has not, and to the Knowledge of Seller none of the officers, directors, employees or agents of Seller (with respect to the Business) (acting in his or her capacity as such) have, since July 1, 2017, made, in connection with the Business, any payments of money, property, or anything else of value to any (i) Government Official or (ii) other Person to obtain special concessions or to secure some other improper advantage, in each case, where such payment would violate applicable Anti-Corruption Laws.

(e)                                  Other than with respect to Plans, (i) since July 1, 2017, Seller, with regard to all accounts related to the Business for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, or investment advisor, has not failed in any material respect to administer such accounts in accordance with the applicable governing documents and Law, other than as set forth in Section 3.11(e) of the Seller Disclosure Letter and (ii) neither Seller, nor to the Knowledge of Seller, any of its directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account.  The accountings for each such fiduciary account are true and correct in all material respects and accurately reflect in all material respects the assets of such fiduciary account.

Section 3.12                            Privacy Laws and Policies.  Since July 1, 2017, Seller and its Affiliates have, (a) posted privacy statements addressing the collection, retention, use and distribution of Personal Information Related to the Business, except where the absence of such statement has not had, or reasonably could have been expected to have had, a material and adverse effect on the Business, and (b) complied in all material respects with such statements and all of their respective contractual commitments to customers, website visitors or other end users regarding the collection, retention, use, disclosure, disposal and security of such Personal Information.  The operation of the Business has, since July 1, 2017, complied in all material respects with applicable Privacy Laws.  Since July 1, 2017, neither Seller nor any of its Affiliates has received any written claims, notices or complaints alleging misuse or violations of Law with respect to Personal Information collected by or on behalf of Seller or its Affiliates and used in the Business or the disclosure, retention, misuse or security of any such Personal Information, or alleging a violation of any person’s privacy, personal or confidentiality rights.  To the Knowledge of Seller, since July 1, 2017, there has been no Data Breach that had, or reasonably could have been expected to have had, a material and adverse effect on the Business.

Section 3.13                            Employee Benefit Plans.

(a)                                 Section 3.13(a) of the Seller Disclosure Letter sets forth a list of all material Employee Benefit Plans.  Seller has provided or made available to Buyer, with respect to each material Employee Benefit Plan, as applicable, (i) a true and complete copy of the applicable plan document (and all amendments thereto) comprising an Employee Benefit Plan or a summary thereof and (ii) the most recent determination letter or opinion letter from the IRS.

(b)                                 Except as would not reasonably be expected to result in a material Liability to Buyer or its Affiliates (taken as a whole), each Employee Benefit Plan has been established, maintained, administered and operated in compliance with Law and the terms of such Employee Benefit Plan, in each case, as it relates to Business Employees.

(c)                                  Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined to be so qualified and, to the Knowledge of Seller, no event has occurred that would reasonably be expected to adversely affect the qualified status of any such Employee Benefit Plan.

(d)                                 Except as set forth in Section 3.13(d) of the Seller Disclosure Letter or as would not reasonably be expected to result in material Liability to Buyer or its Affiliates (taken as a whole), no (i) Liability under Section 302 or Title IV of ERISA or Section 412 of the Code has been incurred by Seller or any of its Affiliates that has not been satisfied in full, (ii) condition exists that would reasonably be expected to result in any such Liability, (iii) Employee Benefit Plan is a “multiemployer plan” within the meaning of Section 4001(A)(3) of ERISA, and (iv) Employee Benefit Plan, program, or arrangement provides for medical, life insurance or other welfare type benefits after termination of employment (except to the extent required by Law).

(e)                                  Except as set forth in Section 3.13(e) of the Seller Disclosure Letter and subject to Buyer’s compliance with its obligations to make (and comply with its obligations in respect of) a Comparable Job Offer to each Business Employee, the consummation of the transactions contemplated by this Agreement, alone or together with any other event, shall not (i) entitle any Business Employee to any payment, including severance pay or an increase in severance pay, (ii) accelerate the time of payment, funding or vesting of compensation or benefits, or increase the amount of compensation or benefits, under any Employee Benefit Plan, due to any Business Employee or (iii) result in any payment (whether cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that could reasonably be construed, individually or in combination with any other such payment, to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).  No Business Employee is entitled to receive any additional payment (including any Tax gross-up or other payment) from Seller or any of its Affiliates as a result of the imposition of the excise Taxes required by Section 4999 of the Code or any Taxes required by Section 409A of the Code.

Section 3.14                            Real Property.

(a)                                 Section 3.14(a) of the Seller Disclosure Letter sets forth the address of each Leased Real Property, and a true and complete list of all Assumed Leases (including all material amendments, extensions, renewals, guaranties and other material agreements with respect thereto) for each such Leased Real Property.  Seller has made available to Buyer true and complete copies of each Assumed Lease.  Each Assumed Lease is a legal, valid and binding obligation of Seller and, to the Knowledge of Seller, each other party thereto, enforceable against Seller, subject to proper authorization and execution of such Assumed Lease by the other parties thereto, and, to the Knowledge of Seller, each other party thereto in accordance with its terms, and is in full force and effect, subject to the Bankruptcy and Equity Exceptions.  Seller is not in material breach or material default under any such Assumed Lease, and, to the Knowledge of Seller, no other party is in material breach or material default under any Assumed Lease and no event has occurred or circumstance exists that, with the delivery of notice, the passage of time or both, would constitute such a material breach or default.

(b)                                 Seller and its Affiliates do not own any real property used in or relating to the Business, and the Purchased Assets do not include any interest in any real property.

Section 3.15                            Intellectual Property.

(a)                                 Section 3.15(a) of the Seller Disclosure Letter sets forth a true, correct and complete list of all Registered Business IP.  For each item of Registered Business IP, Section 3.15(a) of the Seller Disclosure Letter lists (i) the record owner of such item and, if different, the legal owner and beneficial owner of such item; (ii) the applicable issuance, application, or registration date or serial or other identification number for such item; and (iii) for each domain name registration, the applicable domain name registrar, the name of the registrant, and the expiration date for the registration.

(b)                                 As of the date hereof, Seller or one of its Affiliates is the sole and exclusive owner of all right, title and interest in and to each item of Business IP that is material to the Business, free and clear of all Encumbrances, other than Permitted Encumbrances.  Each Person who is or was an employee or independent contractor of Seller or one of its Affiliates and who made a material contribution to the creation of development of any Business IP that is material to the Business has signed an agreement that effectively and validly assigns to Seller or such Affiliate all of such Person’s rights in such contribution or Seller and its Affiliates otherwise own all such rights as a matter of Law. The Registered Business IP issued or granted by a Governmental Entity is subsisting and, to the Knowledge of Seller, is valid and enforceable.

(c)                                  From July 1, 2017 through the date hereof, (i) the Business as conducted did not and does not infringe, misappropriate or otherwise violate any Third Party’s Intellectual Property (other than rights in any patent), (ii) to the Knowledge of Seller, the Business as conducted did not and does not infringe, misappropriate or otherwise violate any Third Party’s rights in any patent, (iii) to the Knowledge of Seller, no Person has been and is infringing, misappropriating or otherwise violating any Business IP and (iv) no claim has been brought or made, and there is no claim pending or, to the Knowledge of Seller, threatened in writing, by or against Seller or any of its Affiliates related to either of the foregoing.

(d)                                 Seller has taken and takes commercially reasonable actions to protect (i) the confidentiality of any Trade Secrets included in the Business IP, or Trade Secrets of any Third Party with respect to which Seller and its Affiliates have a confidentiality obligation, and that, in either case, are material to the Business (including execution of confidentiality agreements by officers, directors and employees of, and consultants to, Seller and its Affiliates who have access to such Trade Secrets) and (ii) the confidentiality and data security of all Personal Information held by Seller or one of its Affiliates and used in the Business against a Data Breach.  To the Knowledge of Seller, there has not been any disclosure of any such material Trade Secret included in the Business IP to any Person in a manner that has resulted or is likely to result in the loss of Trade Secret rights in and to such information.

(e)                                  The Software included in the Business IP does not include any open source or “copyleft” Software that would (i) require, based on the use of such Software as used prior to the date hereof, any material components of such Software to be licensed, disclosed or distributed to any Third Party under any terms, including making the source code publicly available or (ii) otherwise have a material adverse effect on the Business.

(f)                                   The Software included in the Business IP (i) to the Knowledge of Seller, includes no malicious code, program, or other internal component (e.g., computer virus, computer worm, computer time bomb, or similar component) that is intended to damage, destroy, impede the operation of, allow unauthorized access to or alter any such Software or present a material risk of disclosure of Business Confidential Information; and (ii) has not materially malfunctioned or failed in a manner that has had a material adverse effect on the Business during the six (6) months prior to the date of this Agreement.  Since July 1, 2017, Seller has not been notified by any Third Party (including pursuant to an audit) of, nor, to the Knowledge of Seller, is there, any data security, information security or other technological deficiency with respect to such Software, in each case, that has caused or could reasonably be expected to cause any disruption to the conduct of the Business or present a risk of unauthorized access, disclosure, use, corruption, destruction or loss of any material Business Confidential Information, in each case, that would be material to the Business (taken as a whole).  Seller has implemented reasonable business continuity, back-up and disaster recovery technology, plans, procedures and facilities consistent with generally accepted industry practices with respect to the Business Confidential Information and to the Software included in the Business IP.

Section 3.16                            Brokers’ Fees.  Except for the advisor(s) set forth in Section 3.16 of the Seller Disclosure Letter, the fees and expenses of whom shall be paid by Seller, no broker, investment banker or financial advisor is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Ancillary Agreements or the transactions contemplated hereby and thereby based upon arrangements made by or on behalf of Seller or its Affiliates.

Section 3.17                            Assets.

(a)                                 Except as otherwise provided in this Agreement, Seller will immediately prior to the Effective Time, have valid title to, or own, lease or have the legal right to use, all of the Purchased Assets, free and clear of all Encumbrances (other than Permitted Encumbrances).

(b)                                 Except (i) as set forth in Section 3.17(b) of the Seller Disclosure Letter, (ii) until transferred to Buyer or an Affiliate, the Seller-Controlled Assets, (iii) Excluded Services (as such term is defined in the Transitional Services Agreement) or (iv) subject to Section 5.9, the Purchased Assets, together with the services and, to the extent applicable, assets to be provided pursuant to the Ancillary Agreements and the licenses granted pursuant to Section 5.15, shall, in the aggregate, constitute all of the assets, rights, title and interest sufficient for Buyer and any of its Subsidiaries to conduct the Business in all material respects after the Closing as conducted by Seller and Affiliates as of the date hereof and immediately prior to the Effective Time.

Section 3.18                            Material Contracts.

(a)                                 Section 3.18(a) of the Seller Disclosure Letter lists Contracts of the types described below to which Seller or any of its Affiliates is a party or by which any of the Purchased Assets are bound and that are in effect as of the date of this Agreement, excluding Transferred Contracts that will terminate prior to or as of the Effective Time without any remaining Liabilities to the Business (such Contracts, whether or not so listed in the Seller Disclosure Letter, subject to the foregoing exclusions, “Material Contracts”):

(i)                                     any Contract concerning the establishment or operation of a partnership, strategic alliance, joint venture, or limited liability company or other similar agreement or arrangement, with respect to the Business;

(ii)                                  any Transferred Contract that limits, or purports to limit, the ability of Seller or its applicable Affiliates (or, following the Closing, Buyer or any of its Affiliates) to engage in any business with any Person or to compete in any line of business or with any Person or in any geographic area or during any period of time or to solicit customers;

(iii)                               any Transferred Contract that contains a “most favored nation” or similar provision in favor of any customer or other counterparty;

(iv)                              any Transferred Contract that obligates Seller or its Affiliates to purchase or otherwise obtain any product or service exclusively from a single party or sell any product or service exclusively to a single party;

(v)                                 any Transferred Contract creating or granting an Encumbrance (other than Permitted Encumbrances) on any Purchased Asset, other than purchase money security interests in connection with the acquisition of equipment in the ordinary course of business consistent with past practice;

(vi)                              any Contract (A) that provides for the license to a Third Party of any Business IP material to the Business (other than non-exclusive licenses entered in the ordinary course of business consistent with past practice) or (B) by which any Third Party has developed or develops any Software that is material to the Business and is included in the Business IP;

(vii)                           any Customer Contract of the (A) Bundled Business under which Seller or any of its Affiliates received or was entitled to receive payment in an amount in excess of approximately one million and five hundred and fifty thousand dollars ($1,550,000) for services related to the Bundled Business, (B) T&C Business under which Seller or any of its Affiliates received or was entitled to receive payment in an amount in excess of approximately seven hundred and ten thousand dollars ($710,000) for services related to the T&C Business or (C) Discretionary Business under which Seller or any of its Affiliates received or was entitled to receive payment in an amount in excess of approximately three hundred and twenty-seven thousand dollars ($327,000) for services related to the Discretionary Business, in each case during the consecutive twelve (12) month period ended January 31, 2019.  For the avoidance of doubt, any payments, fees or other monies received or entitled to be received by Seller or any of its Affiliates in respect of the Deposits shall be included in the calculation or determination of the payment thresholds in this Section 3.18(a)(vii) solely with respect to the T&C Business;

(viii)                        any Transferred Contract with a Third Party vendor pursuant to which goods or services are provided to the Business, or that is a license to Seller or one of its Affiliates (primarily for the benefit of the Business) of any Intellectual Property, involving aggregate payments in connection with the Business in the consecutive twelve (12) month period ended December 31, 2018 in excess of one million dollars ($1,000,000);

(ix)                              any Customer Contract identified in Section 3.18(a)(vii) of the Seller Disclosure Letter that (A) requires Seller or its applicable Affiliate be a bank or hold any other license, permit or authorization issued by any Governmental Entity, or would give any other party thereto any rights due to any failure of Seller or its applicable Affiliate to hold any such license, permit or authorization or (B) requires that Seller or its Affiliates hold or maintain any minimum level of assets, capital, surplus or shareholders’ equity; and

(x)                                 any inter-affiliate Contract between or among Seller and/or its Affiliates pursuant to which material services are provided to the Business.

(b)                                 Seller has delivered or made available to Buyer true and complete copies of each Material Contract (except amendments, supplements, exhibits, schedules and ancillary documents relating to a particular Material Contract, where the contents of such amendment, supplement, exhibit, schedule or ancillary document does not materially affect such Material Contract). Each Material Contract is a legal, valid and binding obligation of Seller or its applicable Affiliates and, to the Knowledge of Seller, each other party to such Material Contract, and is in full force and effect and enforceable against Seller or its applicable Affiliate and, to the Knowledge of Seller, each such other party in accordance with its terms, in each case, subject to the Bankruptcy and Equity Exceptions.  None of Seller or its applicable Affiliates nor, to the Knowledge of Seller, any other Person that is party to a Material Contract, is in material default or material breach of a Material Contract, and, to the Knowledge of Seller, there does not exist any event, condition or omission that would constitute such a material breach or material default (whether by lapse of time or notice or both).

Section 3.19                            Disclaimer of Warranties.  NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, IT IS THE EXPLICIT INTENT OF THE PARTIES HERETO THAT NEITHER SELLER NOR ANY OF ITS AFFILIATES IS MAKING ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED (INCLUDING ANY IMPLIED WARRANTY OR REPRESENTATION AS TO THE VALUE, CONDITION, MERCHANTABILITY OR SUITABILITY AS TO ANY OF THE PURCHASED ASSETS), BEYOND THOSE EXPRESSLY GIVEN IN ARTICLE III OF THIS AGREEMENT AND, EXCEPT AS EXPRESSLY PROVIDED IN ARTICLE III OF THIS AGREEMENT, IT IS UNDERSTOOD THAT BUYER TAKES THE PURCHASED ASSETS COMPRISING THE BUSINESS AND THE ASSUMED LIABILITIES, AS IS AND WHERE IS WITH ALL FAULTS AS OF THE CLOSING AND WITH ANY AND ALL DEFECTS.  IT IS UNDERSTOOD THAT ANY ESTIMATES, FORECASTS, PROJECTIONS OR OTHER

PREDICTIONS AND ANY OTHER INFORMATION OR MATERIALS THAT HAVE BEEN OR SHALL HEREAFTER BE PROVIDED OR MADE AVAILABLE TO BUYER OR ANY OF ITS AFFILIATES OR ITS OR THEIR RESPECTIVE REPRESENTATIVES (INCLUDING IN THE PROJECT NOVA TEASER AND CONFIDENTIAL INFORMATION PRESENTATION, EACH DATED OR CIRCULATED TO BUYER IN OCTOBER OR NOVEMBER 2018 OR ANY PRESENTATION BY SELLER OR ANY OF ITS AFFILIATES OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OR MANAGEMENT OF THE BUSINESS OR OTHERWISE) ARE NOT, AND SHALL NOT BE DEEMED TO BE, REPRESENTATIONS AND WARRANTIES OF SELLER OR ANY OF ITS AFFILIATES OR ANY OF THEIR RESPECTIVE REPRESENTATIVES.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

As an inducement to Seller to enter into this Agreement and to consummate the transactions contemplated hereby, and except as set forth in the Buyer Disclosure Letter (subject to Section 10.11), Buyer hereby represents and warrants to Seller as of the date hereof and as of the Effective Time as follows:

Section 4.1                                   Due Organization and Good Standing.  Buyer is duly incorporated, validly existing and in good standing under the Laws of Delaware and each Buyer Party is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization.

Section 4.2                                   Authorization of Transaction.  Each Buyer Party has all requisite corporate (or other organizational) power and authority to execute, deliver and perform its obligations under this Agreement and the Ancillary Agreements to which it is or will be a party, as applicable, and to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance by Buyer of this Agreement, and by the applicable Buyer Parties of the Ancillary Agreements to which each of them will become a party, and the consummation by the Buyer Parties of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate (or other organizational) action on the part of each Buyer Party, and no other corporate (or other organizational) proceedings on the part of any Buyer Party are necessary to authorize the execution, delivery and performance by any Buyer Party of this Agreement and the Ancillary Agreements to which it is or will become a party or to consummate the transactions contemplated hereby or thereby.  This Agreement has been duly executed and delivered by Buyer and, assuming due authorization, execution and delivery by Seller, constitutes a valid and binding obligation of Buyer, and each Ancillary Agreement, when executed and delivered by the applicable Buyer Party (assuming due authorization and delivery by the other parties thereto) will constitute, a valid and binding obligation of the applicable Buyer Parties, enforceable against each Buyer Party in accordance with its terms (except as may be limited by the Bankruptcy and Equity Exceptions).

Section 4.3                                   Governmental Filings.  No filing or registration with, notification to, or authorization, licenses, consent or approval of, any Governmental Entity is required in connection with the execution, delivery and performance of this Agreement or the Ancillary Agreements or the operation of the recordkeeping, trust and custody and discretionary business of Buyer and its Affiliates from and after the Effective Time by any Buyer Party (collectively, the “Buyer Governmental Filings” and together with the Seller Governmental Filings, the “Governmental Filings”), except for (a) the Buyer Governmental Filings set forth in Section 4.3 of the Buyer Disclosure Letter, (b) the Buyer Governmental Filings under applicable United States or foreign competition and antitrust Laws, (c) the Buyer Governmental Filings that become applicable as a result of matters specifically related to Seller or its Affiliates or (d) such other Buyer Governmental Filings that would not materially impair or delay the Buyer Party’s ability to consummate the transactions contemplated hereby on a timely basis should any Buyer Party fail to make or obtain them.

Section 4.4                                   Compliance With Law.  Buyer and its Affiliates have operated Buyer’s business in compliance with Laws, except to the extent any non-compliance therewith would not reasonably be expected to materially impair or delay the ability of Buyer to consummate the transactions contemplated by, or perform its obligations under, this Agreement or the Ancillary Agreements.

Section 4.5                                   No Conflict or Violation.  Assuming all Governmental Filings described in Section 3.3 or Section 4.3, or listed in Section 3.3 of the Seller Disclosure Letter or Section 4.3 of the Buyer Disclosure Letter, have been obtained or made (and any applicable waiting period has expired or terminated), the execution, delivery and performance by each Buyer Party of this Agreement and the Ancillary Agreements to which it is a party and the consummation by the Buyer Parties of the transactions contemplated hereby and thereby do not (a) violate any Law to which any Buyer Party is (or the operation of the recordkeeping, trust and custody and discretionary business of Buyer and its Affiliates (immediately following the Effective Time) will be) subject; (b) require a consent or approval under, conflict with, result in a violation or breach of, or constitute a default under, result in the acceleration of, create in any party the right to terminate any contract to which any Buyer Party is a party (or its assets are bound); or (c) violate the constituent organizational documents of any Buyer Party, except with respect to the foregoing clauses (a) and (b), as would not materially impair the Buyer Party’s ability to consummate the transactions contemplated hereby or thereby on a timely basis.

Section 4.6                                   Legal Proceedings.  There are no Actions pending or, to the knowledge of Buyer, threatened in any written notice addressed and delivered to Buyer or any of its Affiliates against Buyer or any of its Affiliates that would, if adversely determined, materially impair or delay the consummation of the transactions contemplated hereby or by the Ancillary Agreements.  Buyer is not subject to Governmental Order which would materially impair or delay Buyer’s ability to consummate the transactions contemplated hereby or by the Ancillary Agreements on a timely basis. Neither Buyer nor any of its Affiliates is subject to any Governmental Order that would materially impair or delay the transactions contemplated hereby or by the Ancillary Agreements.

Section 4.7                                   Qualification to Perform.  Immediately following the Effective Time, subject to Seller’s performance in accordance with the terms of this Agreement and the Ancillary Agreements, Buyer or its Affiliates, as applicable, will (a) be qualified to and capable of performing under all of the Transferred Contracts, and (b) satisfy all requirements and conditions (whether in Law, contract or otherwise) necessary to provide (i) plan administration and recordkeeping (and related plan participant education and communication and trustee, custody),

(ii) investment management and/or investment advisory services (and related management and development of outsourced chief investment officer programs and directed trustee, discretionary trustee, custody and payment services) and (iii) trustee, custody and payment services (and related recordkeeping), in each case, as was required of or provided by Seller or its Affiliates under any Customer Contract or other Transferred Contract immediately prior to the Effective Time.

Section 4.8                                   Investigation by Buyer.  Each Buyer Party has conducted its own evaluation of the Business and an independent investigation of the financial condition, liabilities and results of operations of the Business, and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its purchase of the Purchased Assets and of its assumption of the Assumed Liabilities.  Buyer confirms that it can bear the economic risk of its investment in and acquisition of the Purchased Assets and the assumption of the Assumed Liabilities and can afford to lose its entire investment in the Purchased Assets.

Section 4.9                                   Funding.  Buyer has, as of the date of this Agreement, and at the Closing will have, sufficient funds to enable Buyer to consummate the transactions contemplated by this Agreement and the Ancillary Agreements and to satisfy all of its obligations hereunder and thereunder, including payment of the Purchase Price and fees and expenses relating to the transactions contemplated by this Agreement and the Ancillary Agreements, and to fund any capital requirements associated with the Purchased Assets and the operation of the recordkeeping, trust and custody and discretionary business of Buyer and its Affiliates as of immediately after the Effective Time.  Buyer hereby acknowledges and agrees that its obligations hereunder are not subject to any conditions regarding Buyer’s or any other Person’s ability to obtain financing for the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 4.10                            Brokers’ Fees.  No broker, investment banker, financial advisor or other Person, other than Lazard Frères & Co. LLC, the fees and expenses of which shall be paid by Buyer and its Affiliates, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Ancillary Agreements or the transactions contemplated hereby or thereby based upon arrangements made by or on behalf of Buyer or any of its Affiliates.

Section 4.11                            No Buyer Stockholder Vote Required.  No vote or other action of the stockholders of Buyer or its Affiliates is required pursuant to any requirement of Law, the organizational documents of Buyer or its Affiliates or otherwise in order for Buyer or its applicable Affiliates to consummate the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 4.12                            No Reliance.  Buyer, for itself and on behalf of each Buyer Party, hereby expressly acknowledges that its purchase of the Purchased Assets, assumption of the Assumed Liabilities and consummation of the transactions contemplated hereby and by the Ancillary Agreements to which it is or will be a party, as applicable, are not done in reliance upon any representation or warranty or omission by, or information from, Seller or its Affiliates or Representatives, whether oral or written, express or implied, including any implied warranty of merchantability or of fitness for a particular purpose, except for the representations and warranties expressly set forth in Article III of this Agreement, the Ancillary Agreements and any certificates delivered pursuant hereto and thereto, and Buyer hereby expressly acknowledges that Seller and its Affiliates expressly disclaim any other representations and warranties. Such purchase and consummation are instead done entirely on the basis of the Buyer Parties’ own investigation, analysis, judgment and assessment of the present and potential value and earning power of the Business and the operation of the recordkeeping, trust and custody and discretionary business of Buyer and its Affiliates following the Effective Time, as well as those representations and warranties by Seller expressly set forth in Article III of this Agreement, the Ancillary Agreements and any certificates delivered pursuant hereto and thereto.  Buyer further acknowledges that neither Seller nor any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the probable success or profitability of the Business, the operation of the recordkeeping, trust and custody and discretionary business of Buyer and its Affiliates or the Purchased Assets, the Assumed Liabilities or the Business as of immediately after the Effective Time or any other matters except as expressly provided in Article III of this Agreement, the Ancillary Agreements and any certificates delivered pursuant hereto and thereto.  Without limiting the generality of the foregoing, Buyer hereby acknowledges and agrees that neither Seller nor any other Person has made a representation or warranty to any Buyer Party and none of Seller and its Affiliates nor any other Person shall be subject to any liability or any indemnification claim by any Buyer Party, for any inaccuracy, misstatement or omission with respect to any (a) forecasts, predictions, projections or estimates for, or business plan information of, the Business or the operation of the recordkeeping, trust and custody and discretionary business of Buyer and its Affiliates following the Effective Time, or (b) materials, documents or information relating to the Business, the Purchased Assets, the Assumed Liabilities or the transactions contemplated hereby or by the Ancillary Agreements, whether written or oral, made available to any Buyer Party or its respective Representatives in any data room, confidential information memorandum, presentation by Seller or management of the Business or Representatives of Seller, discussion or otherwise, except to as expressly covered by a representation or warranty set forth in Article III, the Ancillary Agreements and any certificates delivered pursuant hereto and thereto.

ARTICLE V

COVENANTS

Section 5.1                                   Conduct of Business.

(a)                                 Seller agrees that, during the period from the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with Article VII, except as (i) required or prohibited by Law or by existing fiduciary obligation, (ii) set forth in Section 5.1(a) of the Seller Disclosure Letter or Section 5.1(b) of the Seller Disclosure Letter, (iii) expressly contemplated by this Agreement or reasonably necessary to complete the transactions contemplated hereby or by the Ancillary Agreements or (iv) subject to Law, consented to by Buyer in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Seller shall, and shall cause its applicable Affiliates to, conduct the Business in the ordinary course of business, consistent with past practice, and use commercially reasonable efforts to preserve substantially intact the Business as a whole, including relationships with customers, suppliers and vendors, as presently conducted, except that no action by Seller or its applicable Affiliates with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of the foregoing unless such action would constitute a breach of such provision of Section 5.1(b).

(b)                                 Seller agrees that, during the period from the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with Article VII, except as (i) required or prohibited by Law or by existing fiduciary obligation, (ii) set forth in Section 5.1(b) of the Seller Disclosure Letter, (iii) expressly contemplated by this Agreement or reasonably necessary to complete the transactions contemplated hereby or by the Ancillary Agreements or (iv) subject to Law, consented to by Buyer in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Seller shall not, and shall cause its applicable Affiliates not to (with respect to the Business):

(i)                                     except for the purchase of assets in the ordinary course of business consistent with past practice, acquire for the Business any material assets, business or properties that would be Purchased Assets (assuming the Closing Date were to occur on the date of such asset purchase);

(ii)                                  except (x) in the ordinary course of business consistent with past practice (for the avoidance of doubt, including in connection with a request for proposal or similar process, including ongoing remediation actions) and (y) as expressly permitted by Section 5.9, (A) terminate any Transferred Contract or amend or modify in any material respect any Transferred Contract, or (B) waive, release, or assign any material rights or claims of Seller under any Transferred Contract, which such material right or claim is a Purchased Asset;

(iii)                               except Contracts entered into in the ordinary course of business, enter into any Transferred Contract that, if entered into prior to the date hereof, would be required to be disclosed in Section 3.18 of the Seller Disclosure Letter; provided that, for the avoidance of doubt, as of and following the effective date of such Contracts, Seller shall adhere to its obligations set forth in Section 5.9 in respect of such Contracts;

(iv)                              amend or modify any material terms or conditions of, or consent to the termination of (other than at its stated expiry date), or waive, release, or assign any material rights or claims of Seller under, any Assumed Lease;

(v)                                 except in the ordinary course of business consistent with past practice, sell, lease, transfer, mortgage, pledge or otherwise dispose of any Purchased Assets, or subject any Purchased Assets to any Encumbrance (other than Permitted Encumbrances), in each case, that are material, either individually or in the aggregate, to the Business (taken as a whole);

(vi)                              acquire by merging or consolidating with, or by purchasing a substantial portion of the stock or assets of, any business or any corporation, partnership, association or other business organization or division thereof, if (x) such acquisition would be prohibited following the Closing by Section 5.8(a) or (y) such stock or assets would be Purchased Assets;

(vii)                           (x) waive or amend any Business Confidentiality Agreement or (y) except in the ordinary course of business consistent with past practice, waive or amend any other confidentiality agreement between Seller or any of its Affiliates and any Third Party to the extent such waiver or amendment lowers the standards of obligation of such Third Party in respect of the confidentiality of material information related to the Business in a manner that would reasonably be expected to be materially adverse to the Business (taken as a whole);

(viii)                        make any change in the Business’s financial accounting principles, policies and practices applied in the preparation of the Financial Statements, except (x) as may have been required by Law or change in GAAP or other accounting principles or regulations applicable to Seller, (y) to the extent made with respect to the Excluded Businesses or (z) for changes to the accounting policies and practices of Seller generally;

(ix)                              settle or compromise any pending or threatened Actions relating to the Business, which settlement or compromise (x) contains or requires any material limitations on, or requirements that will materially impact the operation of, the Business following the Effective Time, (y) involves an express admission of any violation of Law by the Business or (z) involves payment to or by the Business in excess of one hundred thousand dollars ($100,000) in any single instance (or series of substantially similar or related instances) or five hundred thousand dollars ($500,000) in the aggregate;

(x)                                 except in the ordinary course of business, license any Business IP material to the Business to a Third Party;

(xi)                              except either (A) in the ordinary course of business consistent with past practice or (B) for employment transfers resulting from Seller’s or its Affiliates’ internal job postings (which postings are not specifically targeted at Business Employees), (1) transfer the employment of any Business Employee to another role such that the applicable individual would no longer meet the criteria necessary to qualify as a Business Employee; (2) transfer the employment of any individual who is not a Business Employee into another role such that the applicable individual would meet the criteria necessary to qualify as a Business Employee; (3) terminate the employment of any Business Employee (other than for cause or as a result of the resignation of such Business Employee); or (4) hire any new employee who would meet the criteria necessary to qualify as a Business Employee, other than to replace any Business Employee whose employment terminates after the date hereof or who has transferred to another open position with Seller or an Affiliate;

(xii)                           except (A) as required by the terms of any Employee Benefit Plan, (B) in the ordinary course of business consistent with past practices or (C) as would not reasonably be expected to result in material Liability to Buyer or any of its Affiliates, (1) adopt, enter into, materially amend or terminate any Employee Benefit Plan (or any plan or agreement that would be an Employee Benefit Plan if in effect on the date hereof), other than the adoption, entry into, amendment or termination of any Employee Benefit Plan that is generally applicable to employees of Seller and its Affiliates or a subset thereof that is not specific to Business Employees; (2) enter into any severance, retention, change in control, transaction bonus or similar agreement or arrangement with any Business Employee, in each case, other than at the sole cost and expense of Seller or its Affiliates; or (3) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation payable to a Business Employee under an Employee Benefit Plan;

(xiii)                        except as required by the terms of any Employee Benefit Plan or otherwise expressly permitted under this Agreement, grant any increase in the wages, salary, bonus or other compensation, remuneration or benefits of any Business Employee, other than increases in the ordinary course of business consistent with past practice;

(xiv)                       except with respect to income Taxes of Seller or any of its Affiliates, make or change any material Tax election, amend any material Tax Returns or file any claims for material Tax refunds, enter into any material closing agreement within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Tax Law), settle any material Tax Claim, in each case, that (i) is Related to the Business and (ii) could reasonably be expected to adversely affect the Business in a Post-Closing Tax Period in any material respect; and

(xv)                          agree or resolve to take any of the actions prohibited by the foregoing clauses (i) through (xiv).

(c)                                  Seller shall, starting in respect of the calendar month in which this Agreement is executed and delivered and until the earlier of the Effective Time or the termination of this Agreement in accordance with Article VII, make available to Buyer, not later than twenty (20) days after the last day of each calendar month, the (i) unaudited statement of Purchased Assets and Assumed Liabilities as of the last day of each such calendar month, and (ii) unaudited and unadjusted year-to-date statements of income for the Business, each substantially in a form consistent with the Financial Statements; provided, however, that such statements shall not include any amounts attributable to Seller’s (x) employee benefits plans as outlined in Section 2.2(s) of the Seller Disclosure Letter or (y) maintaining and managing collective investment funds.  Seller shall make available to Buyer (upon reasonable advance notice and during normal business hours) Seller’s Representatives knowledgeable about the preparation of such statements to discuss such statements upon Buyer’s reasonable request, subject to Section 5.5.

(d)                                 Other than Buyer’s right to consent or withhold consent with respect to the foregoing matters (which consent shall not be unreasonably withheld, delayed or conditioned), nothing contained in this Agreement shall give to Buyer or its Affiliates, directly or indirectly, any right to control or direct the operation of the Business or Seller or its Affiliates prior to the Effective Time.  Subject to the foregoing sentence and consistent with the terms of this Agreement, prior to the Effective Time, Seller and its Affiliates shall exercise complete control and supervision of the operation of the Business.

(e)                                  For the avoidance of doubt, and notwithstanding anything set forth in Section 5.1(b)(i)-(b)(xiv), the following actions of Seller and its Affiliates shall not be restricted or prohibited:

(i)                                     any action (including any payments or transfers) by Seller or its Affiliates relating exclusively to the Excluded Business, the Excluded Assets or the Retained Liabilities; or

(ii)                                  any matter necessary or desirable to comply or increase compliance with Law, or any action or ceasing to take any action requested or required by a Governmental Entity, or any action or ceasing to take any action required by the policies or procedures generally adopted by Seller or its Affiliates to comply with Law or the requirements or requests of Governmental Entities in the ordinary course of business consistent with past practice.  Seller shall promptly notify Buyer of any such matter materially affecting the Business and advise Buyer of Seller’s understanding of how the implementation of any such matter is expected to affect the Business, and, to the extent practical and permitted by Law, shall consult with and consider in good faith recommendations of Buyer with respect to any changes to the Business in accordance with Section 5.12(f).

Section 5.2                                   Employment Matters.

(a)                                 Buyer shall, or shall cause one of its Affiliates to, make a Comparable Job Offer to each Business Employee no later than (i) ten (10) Business Days prior to the anticipated Closing Date (or, with respect to any TSA Business Employee, the date on which the TSA Services Period expires (or such earlier date or dates as the parties shall agree to effect the transfer of the employment of such TSA Business Employee, as necessary or appropriate to effect a smooth and orderly transition of the operation of the Business to Buyer and its Affiliates), as applicable, any such date, a “TSA End Date”), which offer shall be irrevocable and provide that employment shall be effective as of the Closing Date (or, with respect to any TSA Business Employee, the applicable TSA End Date), or, (ii) for Business Employees who are on Leave, ten (10) Business Days prior to the date that such Business Employee is anticipated to return to active employment if such date is within one (1) year following the Closing Date, which offer shall be irrevocable and provide that employment shall be effective as of the date that such Business Employee returns to active employment (the Closing Date or such later date that the Business Employee commences employment with Buyer or one of its Affiliates, as applicable, any such date, a “Hire Date”); provided that any Comparable Job Offer made to a Non-U.S. Business Employee shall be made at such earlier time as is necessary to comply with Law, local practice and any applicable notice periods (and, with respect to any TSA Business Employee who is a Non-U.S. Business Employee, at least one hundred and twenty (120) days prior to the applicable TSA End Date).  If Buyer declines to make or otherwise fails to make a Comparable Job Offer to any applicable Business Employee as and when otherwise required pursuant to this Section 5.2, the consequence shall be that Buyer will be responsible for any and all Inadequate Offer Payments that are payable in respect of such Business Employee.  At least ten (10) Business Days prior to the date any Comparable Job Offer is provided to any Business Employee, Buyer shall provide Seller with a template offer of employment to be used for purposes of the Comparable Job Offers, and Buyer shall in good faith consider and incorporate any reasonable comments provided by Seller.  As of the applicable Hire Date, each Transferred Employee shall have a “separation from service” as that term is defined by Section 409A of the Code and the regulations promulgated thereunder.  No later than thirty (30) days prior to the date Buyer or its Affiliate is expected to be required to make any Comparable Job Offer, Seller shall provide or make available to Buyer or its Affiliate a schedule listing the following for each Business Employee who is expected to receive such an offer on such date: then current base salary, target cash incentive opportunity, position, primary work location, and other compensation then in effect for Buyer and its Affiliates to fulfill their obligations under this Section 5.2.  Notwithstanding anything to the contrary in this Agreement, neither Seller nor any of its Affiliates guarantee that any offer made by Buyer to any Business Employee which constitutes a Comparable Job Offer will be accepted by such Business Employee or that any Business Employee will not make a counter offer to such offer of employment.

(b)                                 As of the applicable Hire Date and for a period of one (1) year thereafter, while employed by Buyer or any of its Affiliates, each Transferred Employee shall be employed on terms no less favorable than the terms required by the applicable Comparable Job Offer.  Notwithstanding any provision herein to the contrary, neither Buyer nor any of its Affiliates shall be obligated to continue to employ any Transferred Employee for any specific period of time following the Closing Date, subject to Law.

(c)                                  Buyer shall, or shall cause its Affiliates to, provide each Transferred Employee whose employment terminates within one (1) year following the applicable Hire Date with cash severance payments and availability for partial reimbursement of continued medical coverage under the provisions of COBRA  that collectively are no less favorable than the greater of the cash salary continuation severance payments and subsidized health benefits that (i) would have been provided to the Transferred Employee under the Wells Fargo Severance Plan applicable to such Business Employee upon a similar termination of employment occurring immediately prior to the applicable Hire Date or (ii) are provided to similarly situated employees of Buyer and its Affiliates upon a similar termination of employment, in each case taking into account (A) the Transferred Employee’s service with (x) Seller and its Affiliates prior to the applicable Hire Date and (y) Buyer and its Affiliates after the applicable Hire Date and (B) any increase (but not decrease) in compensation applicable to the Transferred Employee after the applicable Hire Date.  Notwithstanding the foregoing, regardless of whether the amount of any severance benefits payable shall be determined in accordance with the provisions of the applicable Wells Fargo Severance Plan, payment of such benefits shall be in the form (i.e., cash severance paid in a lump sum and continued medical coverage as a partial reimbursement of COBRA premiums) applicable under the terms of the severance plan maintained by Buyer and its Affiliates.

(d)                                 For all purposes, including determining eligibility to participate in, and benefit accrual, vesting and retirement eligibility under, any employee benefit plan, program, agreement or arrangement of Buyer or any of its Affiliates in which a Transferred Employee is eligible to participate following the Hire Date, each Transferred Employee shall be credited with the Transferred Employee’s service with Seller and its Affiliates prior to the applicable Hire Date and Buyer and its Affiliates after the applicable Hire Date; provided that such service shall not be recognized either (x) with respect to U.S. Business Employees, for purposes of benefit accruals under any defined benefit retirement plan or retiree medical benefits arrangement maintained by

Buyer or any of its Affiliates or (y) to the extent it would result in a duplication of benefits.  Buyer shall, or shall cause one of its Affiliates to (1) waive any preexisting conditions, actively at work requirements and waiting periods under the employee benefit plans, programs, agreements and arrangements of Buyer and its Affiliates that provide healthcare and disability benefits in which the Transferred Employees are eligible to participate, to the same extent that such conditions and waiting periods were waived or previously satisfied under the comparable Employee Benefit Plan prior to the applicable Hire Date, and (2) with respect to U.S. Business Employees cause such plans, programs, agreements and arrangements to honor any expenses incurred by such Transferred Employees and their eligible dependents under Employee Benefit Plans that are healthcare benefit plans during the portion of the calendar year in which he or she becomes a Transferred Employee for purposes of satisfying applicable deductible, co-insurance, maximum out-of-pocket, and similar expenses, to the same extent that such expenses were recognized under the comparable Employee Benefit Plan.  Buyer shall not, and shall cause its Affiliates not to, provide any payment, encouragement or incentive to any Business Employee or Transferred Employee to induce such employee to elect continued participation in any healthcare benefit plan, program, agreement or arrangement of Seller or any of its Affiliates.  Seller, Buyer and each of their respective Affiliates shall cooperate to effect the transfer of information reasonably required to enable Buyer to comply with this Section 5.2(d) as soon as practicable after the applicable Hire Date.

(e)                                  Buyer shall, or shall cause one of its Affiliates to, have in effect a tax-qualified defined contribution retirement plan as of the Effective Time that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code in which each Transferred Employee primarily located in the U.S. shall be eligible to participate as of the applicable Hire Date (the “Buyer 401(k) Plan”). Buyer shall, or shall cause one of its Affiliates to, permit each Transferred Employee to effect a direct rollover (as described in Section 401(a)(31) of the Code and including the in-kind rollover of notes evidencing loans) of such Transferred Employee’s balance (including after-tax employee contributions) under the Wells Fargo 401(k) Plan to the Buyer 401(k) Plan within a reasonable time from and after the Effective Time (or, with respect to the in-kind rollover of notes evidencing loans, as soon as practicable, but in no event later than sixty (60) days, following the applicable Hire Date) if such direct rollover is elected in accordance with Law by such Transferred Employee.  Seller, Buyer and their respective Affiliates, as applicable, shall cooperate to take any and all commercially reasonable actions needed to permit each Transferred Employee with an outstanding loan balance under the Wells Fargo 401(k) Plan as of the Effective Time to continue to make scheduled loan payments to the Wells Fargo 401(k) Plan after the Effective Time, pending the distribution and in-kind rollover of the notes evidencing such loans from the Wells Fargo 401(k) Plan to the Buyer 401(k) Plan so as to prevent, to the extent reasonably possible, a deemed distribution or loan offset with respect to such outstanding loans.

(f)                                   Seller and its Affiliates shall be solely responsible for the payment of any (i) annual cash incentive payments to a Transferred Employee that relate to a performance period that has been completed prior to the applicable Hire Date of the Transferred Employee (the “Completed Period Bonuses”); provided that Buyer and its Affiliates shall promptly reimburse Seller and its Affiliates for the portion of any Completed Period Bonuses that relates to the period between the Closing Date and the Hire Date in respect of a TSA Business Employee, (ii) long-term cash awards in respect of a Transferred Employee that have not been paid to the applicable Transferred Employee as of the applicable Hire Date and (iii) any incremental compensation that Seller determines to provide to any such TSA Business Employee (other than pursuant to the Retention Bonus Arrangement) to induce such individual to remain employed with the Seller and its Affiliates during and/or through the TSA End Date.  Any such payments shall be made to the applicable Transferred Employees, less applicable withholding for Taxes, at substantially the same time as such payments are made to similarly situated employees of Seller and its Affiliates.  Seller and its Affiliates shall also remain solely responsible with respect to any equity awards relating to shares of Wells Fargo & Company common stock that are held by Transferred Employees and outstanding immediately prior to the applicable Hire Date.

(g)                                  Seller or one of its Affiliates shall make a prorated annual cash bonus payment to each Transferred Employee in respect of the performance period in effect as of the applicable Hire Date of the Transferred Employee in accordance with the terms and conditions of the Wells Fargo Annual Bonus Plan, with each such payment being made on the same day as payments are made to employees under the terms and conditions of the applicable Wells Fargo Annual Bonus Plan; provided that Buyer and its Affiliates shall promptly reimburse Seller and its Affiliates for the portion of any such payment that relates to the period between the Closing Date and the Hire Date in respect of a TSA Business Employee.  Buyer and its Affiliates shall take all actions necessary such that each Transferred Employee shall be eligible to receive a prorated annual cash bonus opportunity for the portion of the year in which the Closing occurs following the applicable Hire Date of the Transferred Employee that is (i) with respect to U.S. Transferred Employees, no less favorable than the annual cash bonus opportunity afforded to similarly situated employees of Buyer and its Affiliates and (ii) with respect to non-U.S. Transferred Employees, no less favorable than that afforded by Seller and its Affiliates immediately prior to the applicable Hire Date.

(h)                                 Prior to the Hire Date, and to the extent required by Law, Seller and its Affiliates shall use commercially reasonable efforts to obtain consent from each Business Employee who receives offers of employment pursuant to Section 5.2(a) to transfer to Buyer or any of its Affiliates copies of such Business Employees’ official personnel file (the “Personnel File”).  Subject to and in accordance with Law, Seller and its Affiliates shall cooperate in good faith to grant access to or transfer copies of all Transferred Employees’ Personnel Files to Buyer at or promptly following the applicable Hire Date of each Transferred Employee; provided, however, that neither Seller nor any of its Affiliates will grant access to or transfer a copy of any Business Employee’s Personnel File to Buyer or any of its Affiliates (A) prior to the receipt by Seller or any of its Affiliates of such Business Employee’s consent to such access or transfer and (B) unless such employee is a Transferred Employee.

(i)                                     Seller, Buyer and their respective Affiliates, as applicable, shall timely execute and deliver to each other a HIPAA non-disclosure agreement in the form and substance reasonably determined by Seller and Buyer to comply with HIPAA.

(j)                                    Any communications by Buyer or any of its Affiliates with the Business Employees prior to the applicable Hire Date shall be subject to and in compliance with the terms of this Agreement.  During the period from the date hereof through the applicable Hire Date, Buyer and Seller shall reasonably cooperate to communicate to the Business Employees the details of the proposed terms and conditions of their employment with Buyer or its Affiliates.

All communications (other than the Comparable Job Offer) between Buyer or its Affiliates and the Business Employees prior to the Hire Date shall be subject to Seller’s reasonable prior approval which shall not be unreasonably withheld.

(k)                                 With respect to any Transferred Employee, (i) Seller or one of its Affiliates shall be solely responsible for workers’ compensation claims by or with respect to such Transferred Employee based on injuries or illnesses that occurred prior to the applicable Hire Date and (ii) Buyer or one of its Affiliates shall be solely responsible for workers’ compensation claims by or with respect to any Transferred Employee based on injuries or illnesses that occur on or after the applicable Hire Date.  For purposes of this Section 5.2(k), the date an injury or illness resulting in a workers’ compensation claim occurred shall be determined in accordance with the terms of Law in respect of workers’ compensation.  The parties hereto agree that they will cooperate fully with such other party and with the applicable insurers and/or third-party claims administrators by providing needed information to determine the date of the injury or illness.

(l)                                     Buyer and Seller shall implement the retention bonus arrangement set forth in Section 5.2(l) of the Seller Disclosure Letter (the “Retention Bonus Arrangement”).

(m)                             If, after the date hereof, Seller determines that any employee of Seller or any of its Affiliates who is not listed in Section 1.1(D) of the Seller Disclosure Letter meets the definition of a Business Employee, then (i) Seller shall promptly make available to Buyer the information contemplated by Section 3.8(c) with respect to such individual and (ii) if mutually determined by Buyer and Seller in good faith, such individual shall thereafter be determined to be a Business Employee for all purposes of this Agreement.

(n)                                 Nothing contained in this Agreement is intended to, or does, (i) constitute an amendment, waiver or modification of any Employee Benefit Plan (or the terms thereof), (ii) prevent Seller, Buyer or any of their respective Affiliates from amending or terminating any of their respective benefit plans in accordance with the applicable terms therein, (iii) constitute a contract of employment (or guarantee any particular term or condition of employment) or prevent Buyer or any of its Affiliates, after the applicable Hire Date, from terminating the employment of any Transferred Employee, in each case, subject to the provisions of Law, or (iv) create any third-party beneficiary rights, claims or causes or action in favor of any Business Employee, or any beneficiary or dependents thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Business Employee by Seller, Buyer or any of their respective Affiliates or under any benefit plan that Seller, Buyer or any of their respective Affiliates may maintain.

Section 5.3                                   Publicity.  Buyer and Seller agree, and shall cause their respective Affiliates, to cooperate with each other with respect to any public disclosure of this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby prior to such public disclosure.  Buyer and Seller agree that no public release or announcement concerning the terms of this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby shall be issued by either party hereto or any of their respective Affiliates without the prior consent of Buyer and Seller, as applicable, except for any such release or announcement (i) as may be required by Law or the rules and regulations of any applicable stock exchange or the requirements of any self-regulatory body, in which case, to the extent practical and permitted by Law, the party hereto required to make the release or announcement shall use reasonable best efforts to allow the other party reasonable time to comment on such release (and will consider any such comments in good faith) or announcement in advance of such issuance (ii) as would be commercially reasonable in the course of non-written communications with either party’s or their respective Affiliates’ investors, and any written summaries or transcripts of any such communications or (iii) that is substantially similar to any release or announcement previously approved pursuant to this Section 5.3.

Section 5.4                                   Confidentiality.

(a)                                 Buyer and its Representatives shall treat all nonpublic information obtained in connection with this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby as confidential in accordance with the terms of the Confidentiality Agreement, dated as of October 25, 2018, by and between Principal Financial Group, Inc. and Seller Parent (the “Confidentiality Agreement”).  In the event of a conflict or inconsistency between the terms expressly set forth in this Agreement (rather than incorporated by reference herein) and the Confidentiality Agreement, the terms of this Agreement will govern.  The terms of the Confidentiality Agreement are hereby incorporated by reference and shall continue in full force and effect until the Closing, at which time such Confidentiality Agreement shall terminate.  If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall continue in full force and effect as provided in Section 7.2 in accordance with its terms.

(b)                                 From and after the Closing, Buyer shall, and shall cause its Affiliates and its and its Affiliates’ Representatives to (i) maintain the confidentiality of, (ii) not disclose to any other Person (other than Buyer’s Affiliates and their respective Representatives who need to know such information) and (iii) not use any Seller Confidential Information, except that Buyer or its Affiliates may disclose Seller Confidential Information (A) to the extent required by Law, in any report, statement, testimony or other submission to any Governmental Entity having jurisdiction over Buyer or its Affiliates, as applicable, (B) in order to comply with any Law or fiduciary obligation applicable to Buyer or its Affiliates, as applicable, or on behalf of a Third Party in its capacity as trustee (to the extent authorized to do so by such Third Party) (C) in response to any summons, subpoena or other legal process or formal or informal investigative demand issued to Buyer or its Affiliates, as applicable, in the course of any litigation, investigation or administrative proceeding or (D) to report a violation of Law to the appropriate Governmental Entity, including to the U.S. Department of Labor with respect to any Plan subject to ERISA, in connection with (x) any required filing, (y) any request for relief from any applicable prohibitions or (z) any effort (undertaken in good faith) to mitigate damages arising from such violation or as otherwise may be reasonably necessary under the circumstances in respect of addressing such violation.  If Buyer or any of its Affiliates becomes legally compelled by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar judicial or administrative process to disclose any Seller Confidential Information, Buyer shall, to the extent permitted by Law and reasonably practicable, (I) provide Seller with prompt prior written notice of such requirement and (II) cooperate with Seller and Seller’s Affiliates (at Seller’s expense) to obtain a protective order or similar remedy to cause such Seller Confidential Information not to be disclosed, including interposing all available objections thereto, such as objections based on settlement privilege.  In the event that such protective order or other similar remedy is not obtained, Buyer or its applicable Affiliates shall furnish only that portion of Seller Confidential Information that has been legally compelled, and shall exercise its reasonable best efforts to obtain assurance that confidential treatment will be accorded such disclosed Seller Confidential Information.  Buyer hereby agrees, and shall cause its Affiliates and its and its Affiliates’ Representatives, to protect Seller Confidential Information by using the same degree of care, but no less than a reasonable degree of care, to prevent the unauthorized disclosure of Seller Confidential Information as Buyer uses to protect its own confidential information of a like nature.

(c)                                  From and after the Closing, Seller shall, and shall cause its Affiliates and its and their Representatives (i) to, maintain the confidentiality of, (ii) not disclose to any other Person (other than Seller’s Affiliates and their respective Representatives who need to know such information) and (iii) not use any Business Confidential Information, except that Seller and its Affiliates may disclose Business Confidential Information (A) to the extent required by Law, in any report, statement, testimony or other submission to any Governmental Entity having jurisdiction over Seller or its Affiliates, as applicable, (B) as may be reasonably necessary or advisable in connection with any Tax Returns, accounting records or financial reporting obligations of Seller, (C) in order to comply with any Law or fiduciary obligation applicable to Seller or its Affiliates, as applicable, or on behalf of a Third Party in its capacity as trustee (to the extent authorized to do so by such Third Party) or (D) in response to any summons, subpoena or other legal process or formal or informal investigative demand issued to Seller or its Affiliates, as applicable, in the course of any litigation, investigation or administrative proceeding.  If Seller or any of its Affiliates becomes legally compelled by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar judicial or administrative process to disclose any Business Confidential Information, Seller shall, to the extent permitted by Law and reasonably practicable, (I) provide Buyer with prompt prior written notice of such requirement and (II) cooperate with Buyer and Buyer’s Affiliates (at Buyer’s expense) to obtain a protective order or similar remedy to cause Business Confidential Information not to be disclosed, including interposing all available objections thereto, such as objections based on settlement privilege.  In the event that such protective order or other similar remedy is not obtained, Seller or its applicable Affiliates shall furnish only that portion of Business Confidential Information that has been legally compelled, and shall exercise its reasonable best efforts to obtain assurance that confidential treatment will be accorded such disclosed Business Confidential Information.  Seller hereby agrees, and shall cause its Affiliates and its and their Representatives, to protect the Business Confidential Information by using the same degree of care, but no less than a reasonable degree of care, to prevent the unauthorized disclosure of Business Confidential Information as Seller or its applicable Affiliate uses to protect its own confidential information of a like nature.

(d)                                 “Seller Confidential Information” means, other than Business Confidential Information, all information made available to Buyer or its Affiliates prior to the Closing by Seller or its Affiliates or their respective Representatives (including information disclosed in the course of negotiation of this Agreement or the Ancillary Agreements) regarding Seller or its Affiliates, and not directly related to the Business, except that “Seller Confidential Information” shall not include, except with respect to Personal Information, information that (i) is or becomes generally available to the public (other than as a result of its disclosure in violation of Section 5.4(b) above), (ii) was already known to Buyer or its Affiliates (other than by previous disclosure by Seller or its Affiliates or their respective Representatives) as of the date hereof and not subject to any duty of confidentiality to Seller or its Affiliates, (iii) is independently developed by Buyer or its Affiliates without reference to any Seller Confidential Information or (iv) after the Closing Date, is lawfully made available or known to Buyer or its Affiliates by a Person not known by Buyer or its Affiliates, after reasonable inquiry, to be subject to any duty of confidentiality to Seller or its Affiliates or their respective Representatives.  “Business Confidential Information” means all information (including Personal Information) to the extent related to the Business, other than any information used in, or related to, Seller’s or its Affiliates’ other businesses, including the Excluded Businesses, except that “Business Confidential Information” shall not include, except with respect to Personal Information that is Business Confidential Information, information that (1) is or becomes generally available to the public (other than as a result of its disclosure in violation of Section 5.4(c) above), (2) is independently developed by Seller or its Affiliates after the Closing Date without reference to any Business Confidential Information or (3) after the Closing Date, is lawfully made available or known to Seller or its Affiliates by a Person (x) not known by Seller or its Affiliates, after reasonable inquiry, to be subject to any duty of confidentiality to Buyer or its Affiliates or their Representatives, or (y) that was bound by a duty of confidentiality to Seller or its Affiliates with respect to such information prior to or as of the Closing Date.

Section 5.5                                   Access to Information.  Subject to Section 5.4 and Law, prior to the earlier of the Closing Date or termination of this Agreement pursuant to Article VII, upon reasonable prior notice, Seller shall cause its officers, managers, directors, employees, auditors and other agents to afford the officers, managers, directors, employees, auditors, advisors and other agents (collectively, “Representatives”) of Buyer reasonable access during normal business hours to the Representatives, properties, offices and other facilities of Seller and its Affiliates (in respect of the Business), and its and its Affiliates’ respective books and records (solely to the extent in respect of the Business), and shall furnish Buyer with such existing financial, operating and other data and information solely to the extent related to the Business, as Buyer, through its Representatives, may reasonably request (in each case, other than any Form I-9 and any Personnel File of any Business Employee).  In exercising its rights hereunder, Buyer shall, and shall cause its Representatives to, conduct itself and themselves so as not to interfere in the conduct of the Business or the other businesses of Seller or its Affiliates prior to the Closing.  Buyer acknowledges and agrees that any contact by Buyer, its Affiliates and/or their Representatives with Representatives of Seller or its Affiliates hereunder shall be arranged and supervised by Representatives of Seller, unless Seller otherwise expressly consents in writing with respect to any specific contact.  Notwithstanding anything to the contrary set forth in this Agreement, neither Seller nor any of its Affiliates shall be required to disclose to Buyer, its Affiliates or any Representative thereof any (i) information, if doing so (A) in Seller’s good faith determination, would reasonably be expected to violate any Law or obligation of confidentiality owed by Seller or its Affiliates to a Third Party, or any fiduciary obligation, (B) could reasonably be expected to result in a loss of the ability to successfully assert a claim of privilege (including the attorney-client and work product privileges) in the good faith opinion of Seller or any of its Affiliates, as applicable, (C) would result in the disclosure of any competitively sensitive information unrelated to the Business of Seller or any of its Affiliates or (D) would result in the disclosure of any information set forth in Section 2.2(s) of the Seller Disclosure Letter; provided that Seller shall use commercially reasonable efforts to obtain waivers or make other arrangements (including redacting information or making substitute disclosure arrangements) that would enable disclosure to Buyer or its Representatives to occur without contravening such Law, obligation of confidentiality, or fiduciary obligation, disclosing such competitively sensitive information unrelated to the Business, or jeopardizing such privilege, and (ii) Tax Return that includes Seller or any of its Affiliates or any Tax-related work papers.

Section 5.6                                   Post-Closing Access.

(a)                                 Each of Seller and Buyer shall, and shall cause any its respective Affiliates (as applicable) to, preserve and keep all books and records and all information relating to the accounting, legal, regulatory, business and financial affairs of the Business that are retained by Seller or any of its Affiliates, or generated by the Seller-Controlled Assets held or employed by Seller or any of its Affiliates, or are obtained by Buyer hereunder, as the case may be, for a reasonable period (not less than ten (10) years) after the Closing Date, or for any longer period as may be (i) required by Law (including any statute of limitations and applicable extensions thereof) or any Governmental Entity or (ii) reasonably necessary with respect to the investigation, prosecution or defense of any legal or regulatory action that is then pending or threatened or audit and with respect to which the requesting party has notified the other party as to the need to retain such books, records or information; provided, however, that such information shall not include in the case of Seller or any of its Affiliates, the information set forth in Section 2.2(s) of the Seller Disclosure Letter.  Each of Seller and Buyer shall provide the other with written notice thirty (30) Business Days prior to transferring, destroying or discarding the last copy of any records, books, work papers, reports, correspondence and other similar materials, and the other party shall have the right, at Seller’s expense, to reproduce or take any such materials, if such other party provides written notice stating its intent to reproduce or take such materials no later than twenty (20) Business Days after having received notice that such materials are to be transferred, destroyed, or discarded.

(b)                                 Following the Closing, for so long as such information is retained by Buyer in accordance with Section 5.6(a), Buyer and any applicable Affiliates shall permit Seller or its Affiliates and their authorized Representatives to have reasonable access and duplication rights during normal business hours, upon reasonable prior notice to Buyer or such Affiliates, to the information described in Section 5.6(a) to the extent that such access may be reasonably required in connection with (i) preparation of any accounting records or with any audits or similar proceedings, (ii) any Action relating to Seller or its Affiliates or the operation of the Business prior to the Effective Time, (iii) any Governmental Filing or regulatory matter or (iv) subject to Section 5.4(c), any other valid legal or business purpose.  For a period of ten (10) years following the Closing Date, Buyer and any applicable Affiliates shall allow Seller or its Affiliates and their authorized Representatives to have access to Buyer’s Representatives, upon reasonable prior notice and during normal business hours, for any reasonable business purpose relating to the Business, including in connection with Seller’s preparation or examination of regulatory and statutory filings and financial statements, and the conduct of any audit or investigation by a Governmental Entity or any litigation relating to the Business (other than any litigation or dispute between Seller or its Affiliates, on the one hand, and Buyer or its Affiliates, on the other hand), or the pursuit or defense of any other Asserted Liability (whether or not such Asserted Liability is the subject of an indemnification claim by a Buyer Indemnified Party or Seller Indemnified Party), whether pending or threatened.

(c)                                  Following the Closing, for so long as such information is retained by Seller in accordance with Section 5.6(a), Seller shall permit Buyer and its authorized Representatives to have reasonable access and duplication rights during normal business hours, upon reasonable prior notice to Seller, to the information described in Section 5.6(a) to the extent that such access may be reasonably required in connection with (i) preparation of any accounting records or with any audits or similar proceedings, (ii) any Action relating to the Business, the Purchased Assets or the Assumed Liabilities, (iii) any Governmental Filing or regulatory matter or (iv) any other valid legal or business purpose. For a period of ten (10) years following the Closing Date, Seller and any applicable Affiliates shall allow Buyer or its Affiliates and their authorized Representatives to have access to Seller’s Representatives, upon reasonable prior notice and during normal business hours, for any reasonable business purpose relating to the Business, including in connection with Buyer’s preparation or examination of regulatory and statutory filings and financial statements, and the conduct of any audit or investigation by a Governmental Entity or any litigation relating to the Business (other than any litigation or dispute between Seller or its Affiliates, on the one hand, and Buyer or its Affiliates, on the other hand), or the pursuit or defense of any other Asserted Liability (whether or not such Asserted Liability is the subject of an indemnification claim by a Buyer Indemnified Party or Seller Indemnified Party), whether pending or threatened.

Section 5.7                                   Appropriate Actions.

(a)                                 Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto shall (and shall cause its applicable Affiliates to) use its respective reasonable best efforts to promptly (i) take, or to cause to be taken, all actions, and to do, or to cause to be done, and to assist and cooperate with the other parties hereto and their respective Affiliates in doing all things necessary, proper or advisable under Law to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements in the most expeditious manner practicable; (ii) subject to Section 5.7(b) and Section 5.7(c), obtain from any Governmental Entity any actions, non-actions, approvals, clearances, waivers, permits, licenses or orders required to be obtained by Seller or Buyer or any of their Affiliates in connection with the authorization, execution, delivery and performance of this Agreement, the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby; (iii) make all Governmental Filings (in each case, promptly after the date of this Agreement unless filed prior to the date hereof) which are necessary or advisable, and thereafter promptly make any other required submissions and responses with respect to the transactions contemplated hereby and thereby, required under (A) the HSR Act and any applicable foreign competition or antitrust Law (such Governmental Filings required under the HSR Act shall be made no later than twenty (20) Business Days after the date of this Agreement; with respect to Governmental Filings required under any applicable foreign competition or antitrust Law, each of the parties hereto shall use its respective reasonable best efforts to file as promptly as practicable after the date hereof) and (B) any other Law; (iv) furnish all information reasonably required for any Governmental Filings to be made pursuant to any Law in connection with the transactions contemplated by this Agreement; (v) act in good faith and reasonably cooperate with the other parties hereto in connection with any Governmental Filings (including providing copies of all such Governmental Filings to outside counsel for the non-filing party) and, if requested by another party hereto, to consider in good faith all reasonable additions, deletions or changes suggested by such other party hereto; (vi) to the extent reasonably practicable, provide the other parties with prior notice of any substantive communication with, and any proposed understanding, undertaking or agreement with, any Governmental Entity regarding any such Governmental Filings (unless prohibited by Law); (vii) keep such other party informed in all material respects of any material communication received by such party from, or given by such party to, any Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case, relating to the transactions contemplated by this Agreement and the Ancillary Agreements (unless prohibited by Law); (viii) reasonably consult cooperate with each other party hereto in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals submitted by or on behalf of either party hereto in connection with proceedings relating to or arising out of such Governmental Filings and consider in good faith any reasonable comments such other party may have in such submissions; (ix) not participate independently in any meeting, or engage in any substantive conversation, with any Governmental Entity in respect of any such Governmental Filings or any investigations or other inquiries relating thereto without giving such other party prior notice of the meeting or conversation and, unless prohibited by such Governmental Entity, the opportunity to attend or participate; and (x) avoid the entry of, or have vacated or terminated, any decree, order, or judgment that would restrain, prevent or delay the consummation of the transactions contemplated hereby and the Ancillary Agreements, including vigorously defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby, except as otherwise provided in Section 5.7(a) of the Seller Disclosure Letter; provided, in each case, that each party need not disclose to any other party, and may redact from any information otherwise required to be provided to another party or its counsel pursuant to this Section 5.7(a), any (x) personally identifiable information of any individual or (y) information that constitutes “confidential supervisory information”, and may disclose commercially sensitive information of Buyer, Seller, or any of their respective Affiliates (other than information primarily related to the Business) only to outside counsel for the other party and designate such information for treatment as “outside counsel only”.  Neither party shall consent to any voluntary delay of the consummation of the transactions contemplated by this Agreement without the prior written consent of the other party (such other party’s consent shall not be unreasonably withheld, delayed or conditioned).

(b)                                 Each party shall cooperate, and Buyer shall and shall cause its Affiliates to use reasonable best efforts, to take any and all steps, and to make any and all undertakings, necessary to avoid or eliminate each and every impediment under any antitrust, merger control, competition, or trade regulation Laws that may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement and the Ancillary Agreements so as to enable the consummation of the transactions contemplated hereby and thereby to occur as soon as reasonably possible (and in any event, no later than the Outside Date), including proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of businesses, product lines or assets (or licensing of assets) of Buyer or its Affiliates, in each case, as may be required in order to avoid the adoption or entry of, or to effect the dissolution or lifting of, any decisions, injunction, temporary restraining order, or other order in any suit or proceeding (whether temporary, preliminary or permanent), which would otherwise have the effect of preventing or delaying the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements; provided, however, that Buyer and its Affiliates shall have no obligation to sell, divest, dispose or license any assets of (I) the Retirement and Income Solutions business or (II) the Business, in each case, if the impact of such sale, divestiture, disposal or license would reasonably be expected to be materially financially burdensome to the business, operations, financial condition or results of the Retirement and Income Solutions business, in the case of subclause (I), or the Business measured as of December 31, 2018, in the case of subclause (II).

(c)                                  In addition, Buyer shall not, and shall not permit any of its Affiliates to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to, or the consummation of, such acquisition, merger, consolidation could reasonably be expected to (i) impose any delay in the obtaining of, or significantly increase the risk of not obtaining, any actions, non-actions, approvals, clearances, waivers, permits, licenses or orders of any Governmental Entity necessary to consummate the transactions contemplated by this Agreement and the Ancillary Agreements, or delay the expiration or termination of any applicable waiting period, (ii) significantly increase the risk of any Governmental Entity entering an order prohibiting the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements, (iii) significantly increase the risk of not being able to remove any such order on appeal or otherwise or (iv) delay or prevent the Closing.

Section 5.8                                   Non-Competition and Non-Solicitation.

(a)                                 During the period following the Closing until the three (3) year anniversary of the Closing Date, (x) Seller shall not, and shall cause its controlled Affiliates not to, and (y) Seller Parent shall not, and shall cause its Affiliates (other than Seller and Seller’s controlled Affiliates) not to, directly or indirectly engage in any Competing Business; provided, however, in each case, that, notwithstanding anything in this Agreement to the contrary:

(i)                                     Seller Parent, Seller and their respective Affiliates shall not be restricted, limited or prohibited in any respect from:

(1)                                 engaging in any Excluded Business;

(2)                                 carrying out any obligations or exercising its or their respective rights under this Agreement or the Ancillary Agreements;

(3)                                 acquiring, owning or holding any debt securities or other debt instruments of any Person engaged, directly or indirectly, in any Competing Business, or any other securities of any such Person, if such securities are acquired, owned or held (A) in a fiduciary, agency, nominee, custodial or similar capacity, (B) in connection with any hedging or similar product or transaction or (C) in connection with any asset management, private banking, merchant banking, private equity or securities trading, underwriting or brokerage activities or services;

(4)                                 owning in the aggregate not more than fifteen percent (15%) of the outstanding voting securities or similar equity interests of a Person that, directly or indirectly, engages in a Competing Business; provided that the ownership of such equity interests does not give Seller or its Affiliates the right to designate a majority, or such higher amount constituting a controlling number, of the members of the board of directors (or similar governing body) of such Person;

(5)                                 performing any services for Seller and/or its Affiliates;

(6)                                 selling products (including products to be repackaged, repurposed or bundled by the purchaser, white labeling, outsourcings and other technology-based solutions) to, distributing, marketing, underwriting, lending, servicing, soliciting, or receiving products or services from or otherwise engaging in any commercial activities with, a Person engaged in a Competing Business, or any customer, supplier, licensor or licensee of a Person engaged in a Competing Business, or Buyer or any of its Affiliates; provided that neither Seller nor its Affiliates otherwise engage in operation of the Competing Business operated by such Person;

(7)                                 foreclosing on (or effecting any transaction in lieu of foreclosure that has substantially the same effect, such as a debt for equity swap or deed or transfer in lieu of foreclosure) any collateral securing any bona fide financing or other transaction with a Person in which all or any portion of the collateral represents the equity interests or assets of any Person that operates a Competing Business, and thereafter operating such Competing Business; or

(8)                                 conducting any business activity that is ancillary to the conduct of the Excluded Business, it being understood that the business activity will be deemed ancillary to an Excluded Business if the business activity is not conducted as a separate business offering.

(ii)                                  in the event Seller Parent, Seller or their respective Affiliates acquire any business or assets (whether by way of asset acquisition, stock purchase, merger, business combination, tender offer or otherwise) (an “Acquired Business”) and conducting such Acquired Business would otherwise violate this Section 5.8, nothing in this Agreement shall restrict in any manner:

(1)                                 the conduct, use, retention or disposition of such Acquired Business, so long as less than twenty percent (20%) of the gross revenues of such Acquired Business (as of the last completed fiscal year of (x) the Acquired Business or (y) the Person who owned the Acquired Business at such time, as applicable, and which such fiscal year precedes the acquisition by Seller or its Affiliates) constitute Competing Business (the “Competing Revenue”); provided that the gross revenue of such Acquired Business in the fiscal year in which the Closing occurs and the immediately following fiscal year does not exceed one hundred and fifteen percent (115%) of the Competing Revenue for the fiscal year prior to the acquisition by Seller or its Affiliates;

(2)                                 the conduct, use or retention of such Acquired Business, without limiting Section 5.8(a)(ii)(1), so long as (I) greater than twenty percent (20%) and less than forty percent (40%) of the gross revenues of such Acquired Business constitutes Competing Revenue and (II) Seller or its Affiliates, as applicable, (A) (x)

enter into a definitive agreement to divest such portion of the Acquired Business that is a Competing Business within twelve (12) months of the consummation of the acquisition of such Acquired Business and (y) use reasonable best efforts and act in good faith to promptly consummate the divestiture contemplated by such definitive agreement, or (B) otherwise terminate or dispose of the Competing Business activity, product lines or assets of such Acquired Business within twelve (12) months of the consummation of the acquisition of such Acquired Business; or

(3)                                 the conduct, use or retention of such Acquired Business if the definitive agreement to acquire such Acquired Business is executed and delivered after the second (2nd) anniversary of the Closing Date.

(b)                                 Seller Parent and Seller agree that, for the period commencing on the applicable Hire Date and expiring on the first (1st) anniversary thereof, neither they nor any of their Affiliates shall, directly or indirectly, (i) induce, solicit, knowingly encourage or hire any Transferred Employee to leave his or her position of employment with Buyer or any of its Affiliates or (ii) solicit or hire for employment or any similar arrangement any Transferred Employee; provided, however, that the foregoing provisions of this Section 5.8(b) shall not (A) apply to any Transferred Employee if such Transferred Employee (x) had ceased to be employed by Buyer or any of its Affiliates at the time of Seller Parent’s, Seller’s or their Affiliates’ first post-Closing contact with such Transferred Employee (such contact being in respect of employment solicitation), or (y) was terminated at the initiative of Buyer or its Affiliates, (B) prohibit general solicitations (not specifically targeted at Transferred Employees) for employment through advertisements, bona fide third-party recruiting firms or other similar means and (C) prohibit the inducement, encouragement, solicitation and/or hiring of any Transferred Employee who approaches Seller Parent, Seller or any of their Affiliates at his or her own instigation (including following any solicitation permitted by the foregoing subclause (B)).

(c)                                  Buyer agrees that, for the period commencing on the Closing Date and expiring on the first (1st) anniversary thereof (or, with respect to any TSA Business Employee and any other employee of Seller or its Affiliates who is otherwise directly and personally involved in the provision of services to the Buyer or any of its Affiliates under the Transitional Services Agreement, the expiration of the TSA Services Period, if later), neither it nor any of its Affiliates shall, directly or indirectly, unless mutually agreed in advance between the parties in good faith, (i) induce, solicit, knowingly encourage or hire any employee of Seller or any of its Affiliates and with whom Buyer or any of its Affiliates or their respective Representatives have had contact or who (or whose performance) became known to such persons in connection with the transactions contemplated by this Agreement or the Ancillary Agreements to leave his or her position of employment with Seller or any of its Affiliates or (ii) solicit or hire for employment or any similar arrangement any such employee as described in the foregoing clause (i); provided, however, that the foregoing provisions of this Section 5.8(c) shall not (A) apply to any person who (x) is a Business Employee (including a TSA Business Employee) who receives a Comparable Job Offer, (y) has ceased to be employed by Seller or any of its Affiliates at the time of Buyer’s or its Affiliates’ first contact with them (such contact being in respect of employment solicitation), or (z) was terminated at the initiative of Seller or its Affiliates (other than a Business Employee who did receive a Comparable Job Offer), (B) prohibit general solicitations (not specifically targeted at such employees as described in the foregoing clause (i)) for employment through advertisements, bona fide third-party recruiting firms or other similar means and (C) prohibit the inducement, encouragement, solicitation and/or hiring of any person who approaches Seller or any of its Affiliates at his or her own instigation (including following any solicitation permitted by the foregoing subclause (B)).

(d)                                 During the period following the Closing until the three (3) year anniversary of the Closing Date, (x) Seller shall not, and shall cause its controlled Affiliates not to, and (y) Seller Parent shall not, and shall cause its Affiliates (other than Seller and Seller’s controlled Affiliates) not to:

(i)                                     solicit any customer of the T&C Business (whose Customer Contract is a Transferred Contract) for financial products or services provided to such customer under such Transferred Contract, which solicitation is made on the basis of such customer having been a customer of the T&C Business (e.g., through use of a list of customers of the T&C Business); or

(ii)                                  solicit any customer of the Discretionary Business (whose Customer Contract is a Transferred Contract) for financial products or services provided to such customer under such Transferred Contract, which solicitation is made on the basis of such customer having been a customer of the Discretionary Business (e.g., through use of a list of customers of the Discretionary Business);

provided, however, that, for the avoidance of doubt, this Section 5.8(d) shall not prohibit Seller or any of its Affiliates from conducting or operating the Excluded Businesses.

Section 5.9                                   Consents.

(a)                                 Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an assignment, transfer or conveyance of (or an agreement to assign, transfer or convey) any Transferred Contract or Assumed Lease (or any claim, right, benefit or Liability of Seller or its Affiliates arising thereunder or resulting therefrom) to Buyer if the assignment, transfer or conveyance of such Transferred Contract or Assumed Lease (or any claim, right, benefit or Liability of Seller or its Affiliates arising thereunder or resulting therefrom) would, without the consent, waiver or approval of any Third Party that has not been obtained (or lapse of statutory or contractual period to object that has not occurred), (x) constitute a breach or other contravention thereof or (y) violate any Law.

(b)                                 Prior to the Closing, subject to Section 5.9(f), with respect to any Transferred Contract or Assumed Lease referred to in Section 5.9(a) (or any claim, right, benefit or Liability of Seller or its Affiliates arising thereunder or resulting therefrom):

(i)                                     Seller shall use reasonable best efforts, and Buyer and its Affiliates shall cooperate with Seller and its Affiliates in good faith, to, as promptly as reasonably practicable, obtain (A) the consent, waiver or approval (or cause the lapse of statutory or contractual period to object) related to such Transferred Contract or Assumed Lease (x) for the assignment pursuant to the Assignment and Assumption Agreement thereof to Buyer or a Designated Purchaser or (y) otherwise to the extent required to effect the transfer or conveyance thereof to Buyer or a Designated Purchaser pursuant to this

Agreement and the Ancillary Agreements or (B) written confirmation from the necessary person(s) employed by the applicable counterparty to such Transferred Contract or Assumed Lease, in form and substance reasonably satisfactory to both Seller and Buyer, that no such consent, waiver or approval is required to so assign, transfer or convey such Transferred Contract or Assumed Lease to Buyer.  Seller and Buyer shall keep such other party reasonably apprised of the status of the foregoing.

(ii)                                  Seller or its Affiliates may (but are not required to) make commercially reasonable accommodations, waivers, modifications or amendments to such Transferred Contracts or Assumed Leases in order to obtain any required consent, waiver or approval with respect to such Transferred Contracts or Assumed Leases; provided, however, that Seller shall obtain Buyer’s consent (not to be unreasonably withheld, conditioned or delayed) prior to making any accommodations, waivers, modifications or amendments if the effect of such accommodations, waivers, modifications or amendments would reasonably be expected to have a material and adverse economic impact on the commercial relationship between the Business and the applicable customer.

(iii)                               Seller shall (or shall cause its Affiliates to) use reasonable best efforts to deliver to the necessary employee(s) of the applicable counterparty to such Transferred Contracts and Assumed Leases documentation, in form and substance reasonably acceptable to Buyer, seeking the consent, waiver or approval of such necessary employee(s) of such applicable counterparty thereto to permit the transfer, assignment and/or conveyance of all or the applicable portion of Seller’s or its applicable Affiliate’s claims, rights, benefits and Liabilities thereunder to Buyer or its Designated Purchaser. Buyer shall (or shall cause its Affiliates to) reasonably cooperate with and assist Seller in the preparation of such documentation.

(c)                                  Immediately following the Closing, until the earlier of the (w) time that the requisite consent, waiver, approval or confirmation is obtained, (x) expiration date (if any) of the term of any Transferred Contract or Assumed Lease referred to in Section 5.9(a) (after giving effect to any replacement, extension or renewal thereof in accordance with the Transitional Services Agreement) or (y) time at which Seller would be entitled to deliver notice of termination of such Contract in accordance with Section 5.9(f) in order to terminate such Contract as of the applicable date provided for in Section 5.9(f)(iv)(y), subject to Section 5.9(f), with respect to any Transferred Contract or Assumed Lease referred to in Section 5.9(a) for which any required consent, waiver, approval or confirmation to transfer such Transferred Contract or Assumed Lease to Buyer has not been obtained (or for which the statutory or contractual period to object has not lapsed) (such Transferred Contract’s or Assumed Lease’s “Termination Date”):

(i)                                     Seller and Buyer shall use reasonable best efforts and cooperate in good faith to, as promptly as reasonably practicable, obtain (A) the consent, waiver or approval (or cause the lapse of statutory or contractual period to object) related to such Transferred Contract or Assumed Lease (x) for the assignment thereof to Buyer or a Designated Purchaser or, (y) otherwise to the extent required to effect the transfer or conveyance thereof to Buyer or a Designated Purchaser or (B) written confirmation from the necessary employee(s) of the applicable counterparty with respect to such Transferred Contract or Assumed Lease, in form and substance reasonably satisfactory to both Seller and Buyer, that no such consent, waiver or approval is required to so assign, transfer or convey such Transferred Contract or Assumed Lease and, in either case, promptly upon receipt thereof, for no additional consideration, Seller, on the one hand, and Buyer (or a Designated Purchaser) on the other hand, shall enter into an assignment and assumption agreement, in substantially the same form as the Assignment and Assumption Agreement (to the extent related to the assignment and assumption of Transferred Contracts), to effect the assignment and transfer of such Transferred Contract or Assumed Lease to Buyer (or a Designated Purchaser).  Seller and Buyer shall keep such other party reasonably apprised of the status of the foregoing.

(ii)                                  Seller and/or its Affiliates may (but are not required to) make commercially reasonable accommodations, waivers, modifications or amendments to such Transferred Contracts or Assumed Leases in order to obtain any required consent, waiver or approval with respect to such Transferred Contracts or Assumed Leases; provided, however, that Seller shall obtain Buyer’s consent (not to be unreasonably withheld, conditioned or delayed) prior to making any accommodations, waivers, modifications or amendments to such Transferred Contracts or Assumed Leases if the effect of such accommodations, waivers, modifications or amendments would reasonably be expected to have a material and adverse economic impact on the commercial relationship between the Business and the applicable customer.

The parties acknowledge and agree that Seller’s obligation to use “reasonable best efforts” pursuant to this Section 5.9(c) with regard to the assignment of any Customer Contract shall be interpreted giving due regard to any transfer of Business Employees with (1) the title of Relationship Manager or (2) responsible for management of the commercial relationship with the counterparty to such Customer Contract to Buyer or its Affiliates in accordance with this Agreement.

(d)                                 Following the date hereof, and until (x) the transfer of the applicable Transferred Contract or Assumed Lease contemplated by Section 5.9(c)(i) or (y) the Termination Date applicable thereto, without limiting the parties’ obligations under Section 5.9(c), Seller and Buyer shall cooperate to establish an agency relationship or other similar arrangement reasonably satisfactory to Seller and Buyer under which Buyer would obtain, as of the Effective Time, to the fullest extent practicable and not prohibited by any Law or any Contract to which Seller or its Affiliate and a Third Party are bound, all of the claims, rights and benefits, and assume the corresponding Liabilities and obligations under Transferred Contracts with suppliers or vendors and under the Assumed Leases (it being understood that Transferred Contracts with customers of the Business are addressed in Section 5.9(c) and Section 5.9(e) and Section 2.12.2 of the Transitional Services Agreement) in accordance with this Agreement (including by means of any subcontracting sublicensing or subleasing arrangement) or under which Seller would enforce at the direction of and for the benefit of Buyer, with Buyer assuming and agreeing to pay Seller’s or its applicable Affiliate’s obligations and expenses, any and all claims, rights and benefits of Seller or its applicable Affiliate against a Third Party thereto.  In connection with such arrangement, with respect to the period from and after the Effective Time, (A) Seller will promptly pay, assign and remit to Buyer when received (or, with respect to monies or other consideration in respect of such Transferred Contract or Assumed Lease received prior to the inception of such arrangement in respect of periods from and after the Effective Time, then upon inception of such arrangement) all monies and other consideration received by it or an Affiliate under any applicable Transferred Contract or Assumed Lease (or any claim, right, benefit arising thereunder or resulting therefrom) not otherwise transferred pursuant to this Section 5.9 and (B) Buyer will promptly pay, perform or discharge when due any Liability arising thereunder assumed pursuant to Section 2.3(b).  Buyer shall indemnify the Seller Indemnified Parties (as defined below) for all Losses arising out of any actions (or omissions to act) of Seller or its Affiliates taken at the direction of Buyer or its Affiliates with respect to such Transferred Contract or Assumed Lease in connection with the arrangements contemplated by this Section 5.9(d).  Seller shall, at Buyer’s expense, take all such actions and execute all such documents as required by Buyer, to the extent commercially reasonable, to facilitate the performance by Buyer of its obligations under this Section 5.9(d) or to amend, modify or otherwise alter, or waive any rights under, any such Transferred Contract or Assumed Lease as reasonably requested by Buyer in fulfilling its obligations under this Section 5.9(d).

(e)                                  From and after the Closing Date, Seller shall remit to Buyer (or such of Buyer’s Affiliates as Buyer may direct) all amounts received by or on behalf of Seller or its Affiliates (i) in respect of periods at or after the Effective Time under the Customer Contracts and the Participation Agreements (to the extent contemplated by Section 2.1(b)), whether collected prior to, at or after the Effective Time, (ii) in respect of the Accounts Receivable or the Charged-Off Receivables collected at or after the Effective Time, (iii) all interest, fees and other amounts allocable to the Business in respect of Deposits (net of amounts paid to customers) in respect of periods at or after the Effective Time and (iv) any other revenues attributable to the Purchased Assets (including the Delayed Transfer Purchased Assets) in respect of periods at or after the Effective Time.  Seller shall remit such amounts actually collected during a calendar month not later than the third (3rd) Business Day of the month immediately following such month or as otherwise agreed by the parties, except that any such amounts collected prior to the Closing in respect of periods at or after the Effective Time shall be paid to Buyer on the Closing Date.  Promptly following the date hereof, the parties shall cooperate in good faith to develop and agree upon the form, content, method and frequency of delivery of reports to be prepared by Seller with respect to amounts to be paid to Buyer or its Affiliates pursuant to this Section 5.9(e), and Seller shall commence providing such reports immediately following the Closing.  Seller shall permit Buyer, at Buyer’s expense, to audit Seller’s collection, calculation and payment of the amounts contemplated by this Section 5.9(e) in accordance with Section 5.6(c).

(f)                                   Notwithstanding anything in this Section 5.9 to the contrary:

(i)                                     Buyer, on the one hand, and Seller, on the other hand, shall, subject to Section 5.9(f)(ii), each pay fifty percent (50%) of any and all reasonable out-of-pocket costs, expenses and fees in connection with obtaining any consent, waiver or approval contemplated in this Section 5.9; it being understood that no customer of the Business shall be charged a conversion or “set up” fee in connection with the transactions contemplated by this Agreement.

(ii)                                  None of Seller, Buyer or their respective Affiliates shall be obligated to pay any money (other than a de minimis amount) or to offer or grant other financial or other accommodations in connection with obtaining any consent, waiver or approval with respect to such Transferred Contracts or Assumed Leases or making any accommodations, waivers, modifications or amendments to such Transferred Contracts or Assumed Leases in order to obtain any such required consent, waiver or approval.

(iii)                               The failure to obtain any consent, waiver or approval with respect to any Transferred Contract or Assumed Lease, shall not (A) constitute a failure to satisfy any condition set forth in Article VI or (B) relieve Buyer from its obligation to consummate the transactions contemplated by this Agreement or any of the Ancillary Agreements.

(iv)                              Seller shall be entitled to terminate, in a manner permitted by Law and the terms of the applicable Transferred Contract, any Transferred Contract or Assumed Lease referred to in Section 5.9(a) (or any claim, right, benefit or Liability of Seller or its Affiliates arising thereunder or resulting therefrom) at any time upon the earlier of (x) the date on which any counterparty to such Transferred Contract or Assumed Lease, as applicable, notifies Seller or Buyer in writing of its intent not to provide the requisite consent, waiver or approval related to such Transferred Contract or Assumed Lease contemplated by Section 5.9(b)(i) or Section 5.9(c)(i) (but in no event earlier than ninety (90) days following the Closing Date) and (y) January 1, 2020; provided that in no event shall Seller or any of its Affiliates deliver any notice of termination of any Customer Contract prior to the date that is six (6) months after the Closing Date, unless otherwise agreed by the parties.  Seller may effect such termination by commencing a proceeding in a court of competent jurisdiction to substitute Buyer or an Affiliate of Buyer (if requested by Buyer) or another Person (if declined by Buyer) as fiduciary for Seller or its Affiliates under Law.  In the sole discretion of Buyer, Buyer or an Affiliate of Buyer may join any such proceeding as a party; provided, however, that Buyer shall provide all assistance reasonably requested by Seller to cause Buyer or its applicable Affiliate (if requested by Buyer) or another Person (if declined by Buyer) to be substituted as fiduciary for Seller or its Affiliates with respect to such Transferred Contract or Assumed Lease.

(g)                                  Prior to the Closing, Seller shall use its commercially reasonable efforts to procure any license, permit, consent or approval needed from a Third Party in order for Seller to provide, or procure the provision of, any Service to Buyer under the Transitional Services Agreement (a “Third Party TSA Consent”).  Buyer shall use commercially reasonable efforts to provide Seller with such assistance as Seller may reasonably require in order to obtain or maintain any Third Party TSA Consent, including assistance with negotiating the terms of such consent with the relevant Third Party.  All costs and expenses incurred in connection with procuring any Third Party TSA Consent shall be allocated as set forth in Section 5.9(g) of the Seller Disclosure Letter.

Section 5.10                            Further Assurances.

(a)                                 Subject to, and not in limitation of, Section 5.7 and Section 5.9, each of Seller and Buyer shall, and shall cause its respective Affiliates to, (i) execute and deliver such documents and other papers and take such further actions as may be reasonably required to carry out the provisions of this Agreement and each of the Ancillary Agreements and give effect to the transactions contemplated by this Agreement and each of the Ancillary Agreements, (ii) refrain from taking any actions that would reasonably be expected to impair, delay or impede the Closing, (iii) cooperate and use commercially reasonable efforts to obtain, no later than the Closing Date, the consent, waiver or approval of any Third Party that may be or may become reasonably necessary, proper or advisable to be made or obtained (as applicable) by Seller, Buyer or their respective Affiliates to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements and (iv) without limiting the foregoing, use its reasonable best efforts to cause all of the conditions to the obligations of the other party to consummate the transactions contemplated by this Agreement to be met on or prior to the Outside Date.

(b)                                 After the Closing, each of Seller and Buyer shall, and shall cause its respective Affiliates to, use its or their reasonable best efforts, from time to time, to execute and deliver, at the reasonable request of the other party, such additional documents and instruments, including any assignment or assumption agreements, bills of sale, instruments of assignment, consents and other similar instruments in addition to those required by this Agreement, as may be reasonably required to give effect to this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, and to provide any documents or other evidence of ownership as may be reasonably requested by Buyer to confirm Buyer’s ownership of the Purchased Assets and the assumption of the Assumed Liabilities.

Section 5.11                            Wrong Pockets.

(a)                                 In the event that record or beneficial ownership or possession of any property, right, agreement or asset that is not a Purchased Asset has been assigned, conveyed or transferred by Seller or its Affiliates to Buyer or any of its Affiliates on or after the Effective Time, Buyer shall, promptly following Seller’s request, use its (and shall cause its Affiliates to use their) commercially reasonable efforts to assign, convey and transfer such property, right, agreement or asset to Seller or its designated Affiliate (it being understood that if any consent, waiver or approval of any Third Party that has not been obtained (or lapse of statutory or contractual period to object that has not occurred) is required, Section 5.9 (Consents) shall apply).  Pending such transfer to Seller or its designated Affiliate, Buyer shall hold such property, right, agreement or asset and provide to Seller or its designated Affiliate all of the benefits, rights, obligations and liabilities associated with the ownership and operation of such property, right, agreement or asset and, accordingly, Buyer shall cause such property, right, agreement or asset to be operated or retained as may reasonably be instructed by Seller, and Seller shall indemnify Buyer for the Losses resulting from such operation or retention, so long as such operation or retention by Buyer or its Affiliates are in accordance with Seller’s instructions, except that Seller shall not be required to indemnify Buyer for any Losses arising from such operation or retention that are finally judicially determined to have resulted primarily from Buyer’s or its Affiliates’ willful misconduct or gross negligence.

(b)                                 Subject to Section 5.9 and Section 2.12.2 of the Transitional Services Agreement, in the event that record or beneficial ownership or possession of a Purchased Asset has not been assigned, conveyed or transferred by Seller to Buyer or its Affiliates on or after the Effective Time, Seller shall use its commercially reasonable efforts to assign, convey and transfer such asset to Buyer or its designated Affiliate (it being understood that if any consent, waiver or approval of any Third Party that has not been obtained (or lapse of statutory or contractual period to object that has not occurred) is required, Section 5.9 (Consents) or Section 2.12.2 of the Transitional Services Agreement, as applicable, shall apply).  Pending such transfer to Buyer or its Affiliates, Seller shall hold such Purchased Asset and provide to Buyer or its designated Affiliate all of the benefits, rights, obligations and liabilities associated with the ownership and operation of such Purchased Asset and, accordingly, Seller shall cause such Purchased Asset to be operated or retained as may reasonably be instructed by Buyer, and Buyer shall indemnify Seller or its Affiliates for the Losses resulting from such operation or retention so long as such operation or retention are in accordance with Buyer’s or its Affiliates’ instructions, except that Buyer shall not be required to indemnify Seller for any Losses arising from such operation or retention that are finally judicially determined to have resulted primarily from Seller’s or its Affiliates’ willful misconduct or gross negligence.

(c)                                  In the event that any information, including Personal Information, is transmitted between Seller or its Affiliates (or their Representatives), on the one hand, to Buyer or its Affiliates (or their Representatives), on the other hand, that Seller or its Affiliates or Buyer or its Affiliates, as applicable, was not permitted or entitled to transmit by Law or fiduciary obligation at the time of transmittal, upon notice of such from the disclosing party, the receiving party shall (and shall cause its Affiliates and Representatives to) (i) promptly return or destroy such information (to the extent such information is capable of being returned or destroyed) and (ii) keep such information confidential in accordance with Section 5.4.

(d)                                 In the event that either Seller or Buyer becomes aware of the circumstances specified in the foregoing subsections of this Section 5.11, it shall promptly notify the other thereof.

Section 5.12                            TSA Coordination.

(a)                                 Promptly after the date hereof, with effect from the Effective Time, each of Seller and Buyer shall appoint one representative (each, a “TSA Representative”), each of whom shall act as the principal points of contact between the parties hereto in relation to matters arising under the Transitional Services Agreement.  The TSA Representatives shall be an assistant vice president or more senior level employee in order to facilitate productive meetings.

(i)                                     Section 5.12(a)(i) of the Seller Disclosure Letter sets forth the name, address, phone number and email address for the initial Seller TSA Representative.

(ii)                                  Section 5.12(a)(ii) of the Buyer Disclosure Letter sets forth the name, address, phone number and email address for the initial Buyer TSA Representative.

(b)                                 Each of Seller and Buyer shall be entitled to replace its respective TSA Representative at any time with a person of comparable seniority, but shall give the other party as much notice as reasonably practicable of such replacement.

(c)                                  Commencing after the date hereof, and continuing until the Effective Time, the TSA Representatives shall meet at least bi-weekly to discuss the matters described in this Section 5.12, and/or as otherwise agreed.

(d)                                 Commencing promptly after the date hereof, the TSA Representatives shall discuss in good faith and (i) use reasonable best efforts to agree on (A) the final schedules describing the Services to be provided pursuant to the Transitional Services Agreement, (B) a final schedule of Migration Services and Separation Services to be provided pursuant to the Transitional Services Agreement and (C) a final list of Delayed Transfer Purchased Assets, in each case to facilitate the efficient provision of services pursuant to the Transitional Services Agreement, and (ii) begin to develop the Migration Services and Separation Plan (as such term is defined in the Transitional Services Agreement).  The fees for Services to be provided pursuant to the Transitional Services Agreement shall be set in a manner consistent with that contemplated by the Form of Transitional Services Agreement attached hereto as Exhibit B.

(e)                                  At least ten (10) days prior to the Closing, Seller shall provide Buyer with a written description of any continued use of the Leased Real Property that will be required by or on behalf of Seller’s and its Affiliates’ employees, which use will not extend beyond the term of the Transitional Services Agreement, will be in the ordinary course consistent with past practice and will be on a “pass-through” cost basis.

(f)                                   The parties agree that until a given Seller-Controlled Asset has been transferred to Buyer or its Affiliates as set forth in this Agreement, such Seller-Controlled Asset shall be operated in a manner consistent with Section 5.12(f) of the Seller Disclosure Letter and otherwise as mutually agreed by Buyer and Seller.  Commencing promptly after the date hereof, the parties shall discuss in good faith and shall cooperate to agree on a governance plan to provide a framework to resolve any disputes between the parties hereto with respect to the operation of the Seller-Controlled Assets that have not yet been transferred to Buyer or its Affiliates as set forth in this Agreement (the “Governance Plan”) as contemplated in Section 5.12(f) of the Seller Disclosure Letter.

Section 5.13                            Compliance with WARN Act.  The parties hereto agree to cooperate in good faith, including by sharing information about terminations of employment in a timely manner, until ninety (90) days following the Hire Date, to determine whether any notification may be required under the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar applicable state and local Law (the “WARN Act”) as a result of the transactions contemplated by this Agreement.  Buyer shall be responsible for any obligation with respect to the Transferred Employees under the WARN Act arising or accruing on or after the Effective Time.  Seller shall be responsible for any such obligation arising or accruing before the Effective Time.

Section 5.14                            Notice; Supplemental Disclosure.

(a)                                 Until the Effective Time, subject to Section 5.4 (Confidentiality), Buyer and Seller promptly shall notify each other in writing of any fact, change, condition, circumstance or occurrence or nonoccurrence of any event of which it is aware that is reasonably likely to result in any of the conditions set forth in Article VI of this Agreement becoming incapable of being satisfied.

(b)                                 Seller shall be permitted to reference as an exception to the certificate required to be delivered to Buyer pursuant to Section 6.1(a)(iii), and Buyer shall be permitted to reference as an exception to the certificate required to be delivered to Seller pursuant to Section 6.2(a)(iii), any fact, change, condition, circumstance or occurrence or nonoccurrence of any event that it has disclosed to the other party prior to the Closing; provided, however, that any such exception will not affect or be deemed to modify any representation or warranty in Article III or Article IV of this Agreement, any condition set forth in Section 6.1(a)(i) or Section 6.2(a)(i), or any of the parties’ rights to indemnification hereunder (pursuant to Article VIII or otherwise).

Section 5.15                            Intellectual Property Matters.

(a)                                 Buyer hereby acknowledges and agrees that (i) neither Buyer nor its Affiliates are acquiring, and the Purchased Assets do not include any right, title or interest in or to, or right to use, any (A) Wells Fargo Marks or (B) other Wells Fargo Retained IP and (ii) prior to and following the Effective Time, none of Buyer or any of its Affiliates shall have any right, title or interest in or to, or right to use, and Buyer covenants that it and its Affiliates (including, after the Effective Time, in its use of the Purchased Assets or otherwise) will not hereafter adopt, use, apply to register or register, or authorize others to adopt, use, apply to register or register, any (A) Wells Fargo Marks, except as expressly set forth in Section 5.15(b) or (B) other Wells Fargo Retained IP, except as expressly set forth in the Transitional Services Agreement, in Section 5.15(f) or as otherwise agreed by the parties.

(b)                                 Buyer and its Affiliates may, solely in its or their use of the Purchased Assets, utilize materials and assets (including stationery, forms, business cards and other similar items) that bear the Wells Fargo Marks as of the Closing Date for the periods set forth in this Section.  Buyer shall, and shall cause its Affiliates to, remove, strike over, or otherwise obliterate all Wells Fargo Marks from all such assets and materials, within thirty (30) days after, (i) with respect to customer-facing materials (such as statements, Software and interfaces to software), the date on which the Software platform used to service the products provided to such customers (or potential customers) is migrated to Buyer or its designee pursuant to the Transitional Services Agreement, (ii) with respect to other Purchased Assets, the date on which such Purchased Asset is transferred to Buyer or its designee, or (iii) such later date as may be consented to in writing by Seller (such consent shall not be unreasonably withheld, conditioned or delayed).  Notwithstanding the foregoing, Buyer and its Affiliates may retain such assets and materials with Wells Fargo Marks for internal, non-promotional archival purposes, to indicate the historic affiliation of the Business with Seller or otherwise to the extent required by applicable document retention policies. Any use by Buyer or any of its Affiliates under this Section 5.15(b) of any materials and assets that bear the Wells Fargo Marks is subject to the use of such materials and assets in a form and manner, and with standards of quality, as in effect for such materials, assets and Wells Fargo Marks as of the Closing Date. None of Buyer or any of its Affiliates shall use the Wells Fargo Marks in a manner that may reflect negatively on the Wells Fargo Marks or on Seller or its Affiliates. Seller may terminate the foregoing license, effective immediately, if Buyer or any of its Affiliates fails to promptly comply with the foregoing terms and conditions or any reasonable direction of Seller or one of its Affiliates in relation to the use of the Wells Fargo Marks. Following the Effective Time, Buyer shall, and shall cause its Affiliates to, not hold itself out as having any affiliation with Seller or any of its Affiliates. Each of the parties hereto acknowledges and agrees that the remedy at Law for any breach of the requirements of this Section 5.15(b) would be inadequate and agrees and consents that without intending to limit any additional remedies that may be available, Seller and its Affiliates shall be entitled to specific performance of the terms hereof and immediate injunctive relief and other equitable relief, without the necessity of proving the inadequacy of money damages as a remedy, and the parties hereto further hereby agree to waive any requirement for the securing or posting of bond or other undertaking, in any action which may be brought to enforce any of the provisions of this Section 5.15(b).

(c)                                  Prior to using any materials and assets that bear the Wells Fargo Marks as permitted under Section 5.15(b), Buyer and its Affiliates shall, at their sole cost and expense and in a form acceptable to Seller, notify customers of the Business (as of immediately prior to the Effective Time) of the consummation of the transactions contemplated by this Agreement.

(d)                                 Buyer and its Affiliates shall indemnify and hold harmless Seller and its Affiliates for all Losses arising from or relating to the matters described in this Section 5.15, including the use by Buyer or any of its Affiliates of the Wells Fargo Marks (and materials and assets that bear the Wells Fargo Marks) pursuant to Section 5.15(b).

(e)                                  Subject to the terms of this Section 5.15(e), Buyer hereby grants, on behalf of itself and its Affiliates, to Seller and its Affiliates, effective as of the Effective Time, a non-exclusive, fully paid-up, irrevocable, worldwide, perpetual right and license to use, reproduce, store, distribute, communicate, copy, modify, display, transmit and create derivative works of the Business IP (excluding any rights in Trademarks) for any and all purposes following the Effective Time.  Seller and its Affiliates shall not have any rights to any enhancements, improvements or other modifications to the Business IP made by or on behalf of Buyer or its Affiliates after the Effective Time, and neither Buyer nor its Affiliates shall have any rights to any enhancements, improvements or other modifications to the Business IP made by or on behalf of Seller or its Affiliates after the Effective Time.  All use of the Business IP by or under authority of Seller or its Affiliates (or their successors and assigns) from and after the Effective Time shall be on an “AS IS, WHERE IS” basis, with all faults and all express and implied representations and warranties disclaimed, and at their sole risk.  The license to the Business IP granted under this Section 5.15(e) shall be sublicensable to Third Party service providers of Seller or its Affiliates, and shall be assignable and transferable to successors in interest to all or a portion of the businesses of Seller or its Affiliates, in each case without the prior written consent of Buyer.

(f)                                   Subject to the terms of this Section 5.15(f), Seller hereby grants, on behalf of itself and its Affiliates, to Buyer and its Affiliates, effective as of the Effective Time, a non-exclusive, fully paid-up, irrevocable, worldwide, perpetual right and license to use, reproduce, store, distribute, communicate, copy, modify, display, transmit and create derivative works of, for any and all purposes, solely in connection with the Business, any Wells Fargo Retained IP that is reasonably necessary for the conduct of the Business following the Effective Time and migration of any applicable Services under the Transitional Services Agreement; provided that such license shall not apply to any Wells Fargo Retained IP that (i) is a Trademark, (ii) Seller or any of its Affiliates uses to provide services pursuant to the Transitional Services Agreement or (iii) during the twelve (12) months prior to the Effective Time, is only used in connection with the Business because it was used in connection with an Excluded Service (as such term is defined in the Transitional Services Agreement). Buyer and its Affiliates shall not have any rights to any enhancements, improvements or other modifications to such Wells Fargo Retained IP made by or on behalf of Seller or its Affiliates after the Effective Time, and neither Seller nor its Affiliates shall have any rights to any enhancements, improvements or other modifications to such Wells Fargo Retained IP made by or on behalf of Buyer or its Affiliates after the Effective Time. All use of such Wells Fargo Retained IP by or under authority of Buyer or its Affiliates (or their successors and assigns) from and after the Effective Time shall be on an “AS IS, WHERE IS” basis, with all faults and all express and implied representations and warranties disclaimed, and at their sole risk. The license to the Wells Fargo Retained IP granted under this Section 5.15(f) shall be sublicensable to Third Party service providers of Buyer or its Affiliates, and shall be assignable and transferable to successors in interest to all or a portion of the businesses of Buyer or its Affiliates, in each case without the prior written consent of Seller.

Section 5.16                            [Reserved].

Section 5.17                            Investment Management Matters.  Subject to (i) any and all rights of a client at such client’s initiative to request or direct a change, (ii) a client’s continued right to remain in the share classes in which it is invested and (iii) any actions deemed necessary or appropriate for Buyer and its Affiliates to comply with any and all applicable fiduciary duties and responsibilities, including those imposed under ERISA, Buyer and its Affiliates shall not target replacing any of the Seller-affiliated or Seller Affiliate-affiliated investment assets identified in Section 5.17 of the Seller Disclosure Letter (“Seller Funds”) held as of immediately prior to the Effective Time by Plans (excluding any managed account) with at least ten million dollars ($10,000,000) in assets under administration, for a period of two (2) years after the Closing Date. Notwithstanding the foregoing:

(a)                                 the continued inclusion of Seller Funds in Buyer’s and its Affiliates’ investment product options for the Plans shall be subject to the criteria applicable to other similarly situated investment product options of Buyer and its Affiliates, including performance criteria, risk-adjusted returns, compliance and disclosure standards, maximum fee requirements and minimum asset requirements;

(b)                                 Buyer and its Affiliates and their respective Representatives shall not be restricted from providing any good faith investment advice or other investment advisory services as long as the advice or services do not target Seller Funds; and

(c)                                  Buyer and its Affiliates shall not be restricted from highlighting any investment product as a prospective investment option in connection with any response to a request for proposal or request for information made by a customer of the Business, including in connection with the repricing of the services provided to an existing Plan (collectively, “RFP/RFI”), or from subsequently replacing Seller Funds with such investment products in connection with any such Plan; provided, however, that Buyer and its Affiliates shall not target the funds set forth in Section 5.17(c) of the Seller Disclosure Letter as part of an RFP/RFI unless otherwise permitted by this Section 5.17.

Section 5.18                            Insurance.  Buyer acknowledges that all insurance coverage for the Business under policies of Seller and its Affiliates may be terminated as of the Effective Time and, following the Effective Time, no claims may be brought against any insurance policy of Seller or its Affiliates by Buyer or its Affiliates, other than, if the events underlying such claim occurred prior to the Effective Time, under any occurrence-based policy of Seller and its Affiliates with respect to the Business.  In connection with claims brought under any such policy, (a) Buyer and its Affiliates, on the one hand, and Seller and its Affiliates, on the other hand, shall cooperate and provide to each other any information and assistance that is reasonably requested and is capable of being provided without unreasonably undue cost or burden and (b) claims brought under any such policy (and assistance in connection therewith) shall be at Buyer’s sole cost and expense (including any applicable retentions or deductibles in connection with such claims).

Section 5.19                            Participation Agreements.

(a)                                 Following the date hereof, Seller shall reasonably cooperate with Buyer and its applicable Affiliates in connection with their negotiation of and entry into new participation agreements between Buyer or Buyer’s applicable Affiliates, on the one hand, and each applicable mutual fund organization or asset manager that is an Affiliate of Seller that provides the Business mutual funds or other investment products as investment options, on the other hand, upon arm’s length terms and conditions, in order for Buyer or its applicable Affiliates to obtain rights, benefits and obligations of a similar nature to those that Seller or its Affiliates (in connection with the Business) received through Participation Agreements with Affiliates of Seller prior to the date hereof.

(b)                                 To the extent that Buyer or its applicable Affiliates have not entered into such agreements by the Closing, Seller shall cooperate with Buyer to implement a mutually agreeable arrangement pursuant to the Transitional Services Agreement, under which Buyer and its Affiliates would, to the extent in compliance with Law and the fiduciary obligations of Seller and/or its Affiliates, obtain the benefits and assume the obligations of Seller under the Participation Agreements, in accordance with the terms and conditions set forth in the Transitional Services Agreement, to mitigate any interruption in access or use of the Seller-affiliated or Seller Affiliate-affiliated investment assets mutual funds or other investment products as investment options.

Section 5.20                            Confidentiality Agreements.  From and after the Closing, Seller Parent shall give Buyer prompt written notice of any breach or default (or any event that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any default or breach) by any Third Party to any nondisclosure, confidentiality or similar agreements that Seller Parent entered into on or after October 1, 2018 with bidders or other Third Parties in connection with the sale of the Business (each, a “Business Confidentiality Agreement”) of which such breach Seller Parent or any of its Affiliates become aware, or the receipt of any notice or other communication from any Third Party to any Business Confidentiality Agreement with respect to any such breach by any Third Party to such Third Party’s applicable Business Confidentiality

Agreement.  From and after the Closing, Seller Parent shall promptly provide Buyer any information reasonably requested by Buyer relating to any such breach of a Business Confidentiality Agreement, whether occurring on or after the date hereof, to the extent such information is permitted to be disclosed to Buyer pursuant to the terms of the applicable Business Confidentiality Agreement.  As and when directed by Buyer, in connection with any such breach of any Business Confidentiality Agreement that is or would reasonably be expected to be detrimental to Buyer or its Affiliates, Seller Parent shall, at Buyer’s sole cost and expense, enforce its rights and pursue all reasonable remedies under any Business Confidentiality Agreement in accordance with the terms and conditions set forth therein.

Section 5.21                            Settlement of Intercompany Accounts.  Seller shall use reasonable best efforts to, effective upon the Effective Time, execute and deliver such releases, termination agreements and discharges as are necessary to terminate, eliminate or release, as applicable (by way of capital contribution, cash settlement or as otherwise determined by Seller in its sole discretion), each and every arrangement, commitment, receivable, payable, claim, demand, right and loan, in each case, arising under a Transferred Contract between Seller, on the one hand, and any of Seller’s Affiliates, on the other hand (collectively, “Terminating Intercompany Agreements”).  Seller shall, on the one hand, and Buyer shall, and shall cause its Affiliates, on the other hand, to, fully and finally waive and release, effective as of the Effective Time, any Liabilities or other rights arising under any Terminating Intercompany Agreement (including such Liabilities or other rights that may arise as a result of the termination of such Terminating Intercompany Agreement).

Section 5.22                            Performance by Seller.  Subject to Law, Seller shall cause its Affiliates to comply with the terms of, and satisfy the conditions in, this Agreement that apply to such Affiliates, and to perform the obligations to be performed by such Affiliates prior to the Effective Time or the Closing, as applicable, under this Agreement, in each case subject to the terms, conditions and limitations set forth herein.

Section 5.23                            Performance by Buyer.  Subject to Law, Buyer shall cause its Affiliates to comply with the terms and conditions of this Agreement that apply to such Affiliates, and to perform the obligations to be performed by such Affiliates prior to the Effective Time or the Closing, as applicable, under this Agreement, in each case subject to the terms, conditions and limitations set forth herein.

ARTICLE VI

CONDITIONS TO CLOSING

Section 6.1                                   Conditions to Obligations of Buyer.  The obligations of Buyer to effect the Closing shall be subject to the following conditions, except if waived in writing, if permissible, by Buyer:

(a)                                 Representations and Warranties and Covenants of Seller.

(i)                                     The representations and warranties of Seller contained in Section 3.1 (Due Organization and Good Standing) (other than the second sentence therein),

Section 3.2 (Authorization of Transaction), clause (b) of Section 3.7 (Absence of Certain Changes) and Section 3.16 (Brokers’ Fees) shall be true and correct as of the Effective Time as though made on and as of the Effective Time.  The representations and warranties of Seller contained in Section 3.1 (Due Organization and Good Standing) (second sentence only) shall be true and correct in all but de minimis respects as of the Effective Time as though made on and as of the Effective Time.  The representations and warranties of Seller contained in Section 3.17(a) (Assets) shall be true and correct in all material respects as of the Effective Time as though made on and as of the Effective Time.  The representations and warranties of Seller contained in Article III of this Agreement (other than the representations and warranties of Seller contained in Section 3.1 (Due Organization and Good Standing), Section 3.2 (Authorization of Transaction), clause (b) of Section 3.7 (Absence of Certain Changes) and Section 3.16 (Brokers’ Fees)), without giving effect to any materiality or Material Adverse Effect qualifications therein, shall be true and correct as of the Effective Time as though made on and as of the Effective Time (except for representations and warranties that expressly speak as of an earlier date, which representations and warranties shall be true and correct as of such specified date), except for such failures to be true and correct as have not had, and would not, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect.

(ii)                                  Seller shall have performed in all material respects all of the obligations and covenants in this Agreement that Seller is required by this Agreement to perform or comply with at or prior to the Effective Time; and

(iii)                               Seller shall have delivered to Buyer a certificate of Seller, dated the Closing Date, to the effect of the foregoing clauses (i) and (ii).

(b)                                 Requisite Antitrust Approvals.  The waiting period applicable under the HSR Act shall have expired or been terminated.

(c)                                  No Prohibition.  There shall be no order or injunction of a court of competent jurisdiction in effect restraining, enjoining or prohibiting the consummation of the transactions contemplated hereby, and there shall not be any legal action, suit or regulatory proceeding with respect to which Seller, Buyer or any of their respective Affiliates is the defendant or respondent or is otherwise subject instituted by any Governmental Entity, which legal action, suit or regulatory proceeding expressly seeks to enjoin the consummation of the transactions contemplated by this Agreement.

Section 6.2                                   Conditions to Obligations of Seller.  The obligations of Seller to effect the Closing shall be subject to the following conditions except if waived in writing, if permissible, by Seller:

(a)                                 Representations and Warranties and Covenants of Buyer.

(i)                                     The representations and warranties of Buyer contained in Section 4.1 (Due Organization and Good Standing), Section 4.2 (Authorization of Transaction), Section 4.10 (Brokers’ Fees), and Section 4.11 (No Buyer Stockholder Vote Required)

(collectively, the “Buyer Fundamental Representations”) shall be true and correct as of the Effective Time as though made on and as of the Effective Time. The representations and warranties of Buyer contained in Article IV of this Agreement (other than the Buyer Fundamental Representations), without giving effect to any materiality or similar qualifications therein, shall be true and correct as of the Effective Time as though made on and as of the Effective Time (except for representations and warranties that expressly speak as of an earlier date, which representations and warranties shall be true and correct as of such specified date), except for such failures to be true and correct as have not materially impaired or delayed, and would not, individually or in the aggregate, reasonably be expected to materially impair or delay, Buyer’s ability to consummate the transactions contemplated by this Agreement on a timely basis;

(ii)                                  Buyer shall have performed in all material respects all of the obligations and covenants in this Agreement that Buyer is required by this Agreement to perform or comply with at or prior to the Effective Time; and

(iii)                               Buyer shall have delivered to Seller a certificate of Buyer, dated the Closing Date, to the effect of the foregoing clauses (i) and (ii).

(b)                                 Requisite Antitrust Approvals.  The waiting period applicable under the HSR Act shall have expired or been terminated.

(c)                                  No Prohibition.  There shall be no order or injunction of a court of competent jurisdiction in effect restraining, enjoining or prohibiting the consummation of the transactions contemplated hereby, and there shall not be any legal action, suit or regulatory proceeding with respect to which Buyer, Seller or any of their respective Affiliates is the defendant or respondent or is otherwise subject instituted by any Governmental Entity, which legal action, suit or regulatory proceeding expressly seeks to enjoin the consummation of the transactions contemplated by this Agreement.

Section 6.3                                   Frustration of Condition.  No party hereto may rely on the failure of any condition set forth in Section 6.1 or Section 6.2 to be satisfied if such failure was caused by such party’s failure to act in good faith or use its reasonable best efforts to consummate the transactions contemplated by this Agreement, including as required by Section 5.7.

ARTICLE VII

TERMINATION

Section 7.1                                   Termination of Agreement.  This Agreement may be terminated at any time prior to the Closing Date as follows:

(a)                                 by mutual written consent of Buyer and Seller;

(b)                                 by Seller if the Closing shall not have occurred on or before the first Business Day of January 2020 (the “Outside Date”), except that the right to terminate this Agreement under this Section 7.1(b) shall not be available to Seller if Seller’s breach of any covenants or agreements contained in this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

(c)                                  by Buyer if the Closing shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 7.1(c) shall not be available to Buyer if Buyer’s breach of any covenants or agreements contained in this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

(d)                                 by Seller if (i) Buyer shall have breached any of the covenants or agreements contained in this Agreement to be performed by Buyer such that the condition set forth in Section 6.2(a)(ii) would not be satisfied, or (ii) there exists a breach of any representation or warranty of Buyer contained in this Agreement such that the condition set forth in Section 6.2(a)(i) would not be satisfied and, in the case of clause (i) or (ii), such breach (A) has not been cured within forty-five (45) days following Seller’s delivery to Buyer of written notice of such breach (or, if earlier, by the Outside Date) or (B) is incapable of being cured;

(e)                                  by Buyer if (i) Seller shall have breached any of the covenants or agreements contained in this Agreement to be performed by Seller such that the condition set forth in Section 6.1(a)(ii) would not be satisfied, or (ii) there exists a breach of any representation or warranty of Seller contained in this Agreement such that the condition set forth in Section 6.1(a)(i) would not be satisfied and, in the case of clauses (i) or (ii), such breach (A) has not been cured within forty-five (45) days following Buyer’s delivery to Seller of written notice of such breach (or, if earlier, by the Outside Date) or (B) is incapable of being cured; or

(f)                                   by either Buyer or Seller if any Governmental Entity having jurisdiction over Seller or Buyer shall have issued an order or injunction or taken any other action, in each case permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, and such order or injunction or other action shall have become final and non-appealable, except that the (i) right to terminate this Agreement under this Section 7.1(f) shall not be available to a party hereto whose failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, such order, injunction or action and (ii) party hereto seeking to terminate this Agreement under this Section 7.1(f) shall have used its reasonable best efforts to cause any such order, injunction or action to be vacated or lifted or to ameliorate the effects thereof.

Section 7.2                                   Effect of Termination.  In the event of termination of this Agreement by a party hereto pursuant to and in accordance with Section 7.1, written notice thereof shall forthwith be given by the terminating party to the other party hereto in accordance with Section 10.6, and this Agreement shall thereupon terminate and become void and have no force or effect, and the transactions contemplated hereby and by the Ancillary Agreements shall be abandoned without further action by the parties hereto, except that (a) the provisions of Section 5.4 and Article X and the Confidentiality Agreement shall survive the termination of this Agreement, (b) no party hereto shall be relieved or released from any Liabilities or damages arising out of (i) Fraud or (ii) any willful breach of this Agreement and (c) Buyer shall not be relieved or released from any Liabilities or damages arising out of a material breach by Buyer of the representations and warranties in Section 4.9.

ARTICLE VIII

INDEMNIFICATION

Section 8.1                                   Obligations of Seller.

(a)                                 If the Closing occurs, subject to the terms of this Article VIII and Section 10.1, except in respect of Taxes (indemnification in respect of Taxes, including Section 3.9, being governed exclusively by Article IX), Seller agrees to indemnify and hold harmless Buyer and Buyer’s Affiliates and each of their respective directors, officers and employees (in their capacity as such) (collectively, the “Buyer Indemnified Parties”) from and against, and will pay and reimburse the Buyer Indemnified Parties for, any and all Losses incurred by any Buyer Indemnified Party arising out of or resulting from: (i) any breach of or inaccuracy in any of the representations or warranties of Seller in this Agreement; (ii) any breach of any of the covenants or other obligations of Seller in (x) this Agreement or (y) Section 2.12 of the Transitional Services Agreement; (iii) any Excluded Assets, Excluded Businesses or Retained Liabilities (in the case of Retained Liabilities, other than for Taxes related to any Pre-Closing Tax Period, which shall be governed by Article IX); and (iv) any failure of Seller or its Affiliates to implement the Buyer Directions from and after the Closing, except to the extent such failure was consistent with Section 5.12(f) of the Seller Disclosure Letter.

(b)                                 The obligation of Seller to indemnify the Buyer Indemnified Parties for Losses is subject to the following limitations:

(i)                                     Seller shall not be required to provide indemnification to any Buyer Indemnified Party pursuant to Section 8.1(a)(i) (other than with respect to any breach or inaccuracy of any Seller Fundamental Representations, or in the case of Fraud) unless the aggregate amount of Losses incurred by the Buyer Indemnified Parties in respect of all claims against Seller for indemnification under Section 8.1(a)(i), subject to Section 8.3(d) and (e), exceeds twelve million dollars ($12,000,000) (the “Deductible”), and then the Buyer Indemnified Parties shall be entitled to indemnification for only the amount in excess of the Deductible.

(ii)                                  In no event shall the aggregate amount of Losses for which Seller is obligated to indemnify the Buyer Indemnified Parties pursuant to Section 8.1(a)(i) (other than with respect to any breach or inaccuracy of any Seller Fundamental Representations, or in the case of Fraud), subject to Section 8.3(d) and (e), exceed one hundred and fifty million dollars ($150,000,000) (the “Cap”). Notwithstanding Section 8.1(a), in no event shall Seller be required to provide indemnification to any Buyer Indemnified Party for any single claim or aggregated claims arising out of substantially similar or related events or circumstances under Section 8.1(a)(i) (other than with respect to Fraud) unless the amount of such claim or aggregated claims arise out of substantially similar or related events or circumstances exceeds one hundred thousand dollars ($100,000) (the “De Minimis Amount”).

(c)                                  For purposes of determining any breach or inaccuracy of any representation or warranty of Seller in this Agreement (other than Section 3.4(a)(iv), clause (b)

of Section 3.7, Section 3.13(a), the first sentence of Section 3.14(a) and references to “Material Contracts”), and the amount of any Losses under Section 8.1(a)(i), all qualifications and limitations as to materiality and Material Adverse Effect and other similar materiality qualifiers set forth in Article III and in Section 3.4(e) of the Seller Disclosure Letter shall be disregarded.

Section 8.2                                   Obligations of Buyer.

(a)                                 If the Closing occurs, subject to the terms of this Article VIII and Section 10.1, except in respect of Taxes (indemnification in respect of Taxes being governed exclusively by Article IX), Buyer agrees to indemnify and hold harmless Seller and its Affiliates and each of their respective directors, officers and employees (in their capacity as such) (collectively, the “Seller Indemnified Parties”) from and against, and will pay and reimburse the Seller Indemnified Parties for, any and all Losses incurred by any Seller Indemnified Party arising out of or resulting from:  (i) any breach of or inaccuracy in any of the representations or warranties of Buyer in this Agreement; (ii) any breach of any of the covenants or other obligations of Buyer in this Agreement; (iii) solely to the extent such Losses are incurred following the Effective Time (other than those Losses incurred as a result of the Liabilities assumed pursuant to Section 2.3(a), Section 2.3(c)(ii) or Section 2.3(d)), any Purchased Assets  or Assumed Liabilities (in the case of Assumed Liabilities, other than for Taxes related to any Post-Closing Tax Period, which shall be governed by Article IX); (iv) except as otherwise provided in this Agreement (including Section 8.1(a)(iv)), the Ancillary Agreements, or any other written agreement between Seller or any of its Affiliates, on the one hand, and Buyer or any of its Affiliates, on the other hand, Buyer’s and its Affiliates’ operation of the recordkeeping, trust and custody and discretionary businesses acquired from Seller pursuant to the terms hereof from and after the Effective Time, (v) the implementation of a Buyer Direction by Seller or its Affiliates or (vi) the operation of the Seller-Controlled Assets (provided that, in the case of subclause (vi), Buyer shall have no indemnity obligation in respect of Losses arising out of or resulting from Seller’s or its Affiliates’ failure to implement any Buyer Direction (other than pursuant to Section 5.12(f) of the Seller Disclosure Letter)).

(b)                                 The obligation of Buyer to indemnify the Seller Indemnified Parties for Losses is subject to the following limitations:  (i) Buyer shall not be required to provide indemnification to any Seller Indemnified Party pursuant to Section 8.2(a)(i) (other than with respect to any breach or inaccuracy of any Buyer Fundamental Representations or in the case of Fraud) unless the aggregate amount of Losses actually incurred by the Seller Indemnified Parties in respect of any claim against Buyer for indemnification under Section 8.2(a)(i), subject to Section 8.3(d) and (e), exceeds the Deductible, and then the Seller Indemnified Parties shall be entitled to indemnification for only the amount in excess of the Deductible, (ii) in no event shall the aggregate amount of Losses for which Buyer is obligated to indemnify Seller Indemnified Parties pursuant to Section 8.2(a)(i) (other than with respect to any breach or inaccuracy of any Buyer Fundamental Representations, or in the case of Fraud), subject to Section 8.3(d) and (e), exceed the Cap and (iii) in no event shall Buyer be required to provide indemnification to any Seller Indemnified Party for any single claim or aggregated claims arising out of substantially similar or related events or circumstances under Section 8.2(a)(i) (other than with respect to Fraud) unless the amount of such claim or aggregated claims arise out of substantially similar or related events or circumstances exceeds the De Minimis Amount.

(c)                                  For purposes of determining any breach or inaccuracy of any representation or warranty of Buyer in this Agreement, and the amount of any Losses under Section 8.2(a)(i), all qualifications and limitations as to materiality and other similar materiality qualifiers set forth in Article IV shall be disregarded.

Section 8.3                                   Indemnification Procedures.

(a)                                 In the event that any action, claim, investigation, suit or arbitration is threatened in writing or commenced by a Third Party involving any action, claim, investigation, suit or arbitration for which a party may be required to provide indemnity (an “Indemnifying Party”) pursuant to this Agreement (other than pursuant to Section 9.1, which shall be handled in accordance with Article IX) to any other party hereto (an “Indemnified Party”) (an “Asserted Liability”), the Indemnified Party shall promptly notify (but in any event within fifteen (15) days of the Indemnified Party first receiving such written threat or notice of commencement of such action, claim, investigation, suit or arbitration by a Third Party, or such shorter period of time within which a response or action may be required or advisable by counsel (taking into account the Indemnifying Party’s reasonably required time to prepare such response or action)) the Indemnifying Party of such Asserted Liability in a writing that (i) describes such Asserted Liability in reasonable detail (including the facts underlying each particular claim (or series of substantially similar or related claims if it would reasonably be unduly burdensome to provide such information for each particular claim) and an identification of each section of this Agreement pursuant to which indemnification is being sought); (ii) attaches copies of any material written evidence upon which such Asserted Liability is based (it being understood that, to the extent that such written evidence is not reasonably available at such time, the Indemnified Party shall so indicate, and shall promptly provide such evidence when it becomes available); and (iii) sets forth the Indemnified Party’s good faith estimate (based on information then known by the Indemnified Party) of the amount (broken down by each individual claim or series of substantially similar (or related claims if it would reasonably be unduly burdensome to provide such information for each particular claim)) for which the Indemnified Party may be liable (the “Claim Notice”); except that no delay on the part of the Indemnified Party in giving any Claim Notice shall relieve the Indemnifying Party of any indemnification obligation hereunder unless (and then only to the extent) the Indemnifying Party is materially damaged or prejudiced by such delay (in which case the Indemnifying Party shall be relieved only of any portion of the indemnification obligation hereunder that resulted from such delay).  The Indemnifying Party shall have thirty (30) days from its receipt of a Claim Notice that complies with the requirements set forth herein (the “Notice Period”) to notify the Indemnified Party whether the Indemnifying Party desires, at the Indemnifying Party’s sole cost and expense and with counsel of its own choosing, to assume and control the defense of an Asserted Liability; provided that in no event may the Indemnifying Party assume control of the defense of an Asserted Liability involving criminal liability or in which injunctive or other non-monetary relief against the Indemnified Party is the sole relief sought against the Indemnified Party, unless the Indemnifying Party could also be subject to criminal liability or injunctive or non-monetary relief thereunder, in which case the Indemnifying Party and the Indemnified Party may each retain its own counsel at its own cost and expense.  If the Indemnifying Party undertakes to assume and control the defense of an Asserted Liability, the Indemnifying Party shall (A) not, without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed), consent to any settlement that (w) does not contain a full and final release of the Indemnified Party from the subject matter of such Asserted Liability and settlement, (x) provides for injunctive or other non-monetary relief affecting the Indemnified Party in any way, (y) provides for payment of any money damages that, together with any other Losses incurred by the Buyer Indemnified Parties or Seller Indemnified Parties (as the case may be) and indemnifiable pursuant to Section 8.1(a)(i) or Section 8.2(a)(i) (as the case may be), would exceed the Cap or (z) includes an express admission of any violation of Law by any Indemnified Party, and (B) have the sole right to control the defense of any Asserted Liability, including the appointment, removal or replacement of counsel at its sole discretion, and the filing (at its reasonable discretion) of any counterclaim as part of a defense strategy.  The party not in control of the defense of an Asserted Liability shall fully cooperate with the other party and its counsel in the investigation, defense and settlement of such Asserted Liability, including promptly (w) executing and delivering documents, (x) procuring potential witnesses and witness statements, (y) furnishing documentary evidence to the extent available to it or its Affiliates and (z) providing access to any other relevant party, including any employees or agents of, or advisors to, the parties as reasonably needed, to ensure the proper and adequate defense of such Asserted Liability.  Notwithstanding the foregoing, other than any Asserted Liability under which the Indemnifying Party could be subject to criminal liability or injunctive or non-monetary relief, the Indemnified Party shall have the right to settle any Asserted Liability in accordance with Section 8.3(b) that the Indemnifying Party shall have undertaken to defend only if (I) as part of such settlement, the Indemnified Party unconditionally and irrevocably releases the Indemnifying Party from any and all Liabilities as part of any such settlement, including any right to indemnification by the Indemnifying Party with respect to the Asserted Liability, or (II) the Indemnifying Party provides its prior written consent to such settlement (which consent shall not be unreasonably withheld, conditioned or delayed).  Notwithstanding an election by the Indemnifying Party to assume and control the defense of such Asserted Liability, (1) the Indemnified Party shall have the right to employ separate legal counsel, at the expense of the Indemnified Party, and to participate in the defense of such Asserted Liability, and (2) if, and only if, there exists a material conflict of interest that would make it inappropriate for the same counsel to represent both the Indemnified Party and the Indemnifying Party, then the Indemnified Party shall be entitled to retain its own counsel, at the expense of the Indemnifying Party, except that the Indemnifying Party shall not be obligated to pay costs, fees or expenses of more than one separate counsel for all Indemnified Parties, taken together.

(b)                                 To the extent the Indemnifying Party (i) elects not to defend an Asserted Liability, (ii) does not undertake to assume and control the defense against an Asserted Liability within the Notice Period or (iii) fails to contest in good faith the Asserted Liability, the Indemnified Party may retain counsel and control the investigation and defense of the Asserted Liability at the cost and expense of the Indemnifying Party and may take any other actions the Indemnified Party deems reasonably advisable without in any way waiving or otherwise affecting the Indemnified Party’s rights to indemnification pursuant to this Agreement; provided that the Indemnifying Party shall have the right to participate in any such defense at its sole cost and expense; provided, further, that the Indemnified Party shall not consent to any settlement of an Asserted Liability without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed).  In any event, the Indemnified Party and its counsel shall keep the Indemnifying Party informed of all developments relating to any such Asserted Liability, including by promptly providing copies of all relevant correspondence and documentation relating thereto.

(c)                                  In the event that any Indemnified Party has a claim against any Indemnifying Party under this Article VIII for Losses not involving a claim by a Third Party that such Indemnified Party believes gives rise to a claim for indemnification in accordance with the terms hereunder, the Indemnified Party shall promptly notify the Indemnifying Party of such Losses in a writing that meets the requirements set forth in Section 8.3(a), except that no delay on the part of the Indemnified Party in giving any notice pursuant to this Section 8.3(c) shall relieve the Indemnifying Party of any indemnification obligation hereunder unless (and then only to the extent) the Indemnifying Party is materially damaged or prejudiced by such delay (in which case the Indemnifying Party shall be relieved only of any portion of the indemnification obligation hereunder that resulted from such delay).

(d)                                 In calculating amounts payable to an Indemnified Party, the amount of any indemnified Losses shall be determined without duplication of any other Loss for which an indemnification claim has been made under any other representation, warranty, covenant, or agreement in this Agreement or any Ancillary Agreement and shall be computed net of (i) payments actually recovered by the Indemnified Party under any insurance policy with respect to such Losses (after giving effect to any deductible or other reasonable and documented out-of-pocket cost of recovery) and (ii) any other amount actually recovered previously by the Indemnified Party from any Third Party with respect to such Losses.

(e)                                  The parties hereto are in agreement that where one and the same set of facts qualifies under more than one provision entitling an Indemnified Party to a claim or remedy under this Agreement, such Indemnified Party shall not be entitled to duplicative recovery of Losses arising out of such facts.  In particular, the foregoing shall apply if one and the same set of facts would entitle Buyer to rights under this Article VIII and a Purchase Price adjustment pursuant to Section 2.10.  The parties hereto hereby acknowledge and agree that no Buyer Indemnified Party shall be entitled to any recovery pursuant to this Article VIII for a Loss to the extent the amount of such Loss has been included in the calculation of the Post-Closing Adjustment pursuant to Section 2.10.

(f)                                   Notwithstanding any other provision of this Agreement, in no event shall any Indemnified Party be entitled to indemnification pursuant to this Article VIII to the extent any Losses were attributable to such Indemnified Party’s own gross negligence or willful misconduct.

(g)                                  To the extent that an Indemnifying Party makes any payment pursuant to this Article VIII in respect of Losses for which an Indemnified Party has a right to recover against a Third Party (including any insurance company in its capacity as an insurer), such Indemnified Party shall use commercially reasonable efforts to seek recovery from such Third Party on such Indemnifying Party’s behalf, and at the Indemnifying Party’s sole cost and expense (for reasonable and documented out-of-pocket costs and expenses), and pay the amount of any such recovery to such Indemnifying Party (after deducting therefrom the amount of any reasonable and documented out-of-pocket costs of recovery incurred by such Indemnified Party in pursuing or defending any claim arising out of such matter to the extent not previously reimbursed by the Indemnifying Party); provided that such payment to the Indemnifying Party shall not exceed of the sum of (i) any amount previously paid by the Indemnifying Party to or on behalf of the Indemnified Party in respect of any claim arising out of such matter(s) and (ii) any out-of-pocket costs and expenses expended by the Indemnifying Party in pursuing or defending any claim arising out of such matter(s).

(h)                                 Notwithstanding anything to the contrary in this Agreement, in no event shall the aggregate liability of Seller and its Affiliates under Section 8.1(a)(i), Section 8.1(a)(ii) and Section 9.1(a) of this Agreement, Section 2.12 of the Transitional Services Agreement and the Sweep Deposit and Servicing Agreement (to the extent provided therein), be greater than the Base Purchase Price.

(i)                                     Any amount owed to the Indemnified Party by the Indemnifying Party after any final judgment or award shall have been rendered by a court, arbitration board or administrative agency of competent jurisdiction and the time in which to appeal therefrom has expired, or a settlement shall have been consummated in accordance with this Section 8.3, or the Indemnified Party and the Indemnifying Party shall arrive at a written mutually binding agreement with respect to any matter alleged to be indemnified by the Indemnifying Party hereunder, shall be paid by the Indemnifying Party to the Indemnified Party within thirty (30) days of the date on which the Indemnified Party shall have delivered to the Indemnifying Party written notice of any sums due and owing to it with respect to each such matter.

Section 8.4                                   Sole Remedy.  After the Closing, the provisions of Article VIII and Article IX shall constitute the sole and exclusive monetary remedy of the parties hereto against each other with respect to (a) any breach or non-fulfillment of any representation, warranty, agreement, covenant, condition or any other obligation contained in this Agreement or the Ancillary Agreements (other than the Transitional Services Agreement and the Sweep Deposit and Servicing Agreement) and (b) any indemnification obligations set forth in Section 5.9(b), Section 5.11(a), Section 5.11(b), Section 5.13 and Section 5.15(d), except for (i) Fraud, (ii) pursuant to Section 10.14 and (iii) matters covered by Section 2.10 (to which this Article VIII and Article IX shall not apply).

Section 8.5                                   Mitigation.  Each Indemnified Party shall, at the Indemnifying Party’s sole cost and expense, use commercially reasonable efforts to mitigate any Loss upon and after obtaining knowledge of any event that would reasonably be expected to give rise to any Loss.  In the event that an Indemnified Party shall fail to use such commercially reasonable efforts to mitigate any such Loss, then, notwithstanding anything contained in this Agreement to the contrary, the Indemnifying Party shall not be required to indemnify any Indemnified Party for that portion of any Losses that could reasonably be expected to have been avoided if such Indemnified Party had made such efforts.  Notwithstanding anything to the contrary in this Section 8.5, no Indemnified Party shall have any obligation to assert any claim or exercise any other right of recovery against any customer, vendor or supplier of the Business or any of the Excluded Businesses in order to mitigate Losses hereunder.

Section 8.6                                   Damages Limitation.  In no event shall Seller, Buyer or their respective Affiliates be liable under this Article VIII for any (a) punitive or exemplary damages, except to the extent paid to a Third Party, or (b) consequential damages or lost profits, except for consequential damages and lost profits to the extent they were the reasonably foreseeable result of the event, matter and/or breach that gave rise thereto.

ARTICLE IX

TAX MATTERS

Section 9.1                                   Tax Indemnification.

(a)                                 Seller shall be responsible for and shall indemnify and hold the Buyer Indemnified Parties harmless from and against (without duplication) (i) any Taxes attributable to or imposed on the Purchased Assets or the Business with respect to any taxable period ending before the Effective Time, and the portion of any Straddle Period ending before the Effective Time (including, for the avoidance of doubt, any Taxes attributable to the Pre-Closing Reorganization) (a “Pre-Closing Tax Period”), (ii) Transfer Taxes borne by Seller pursuant to Section 9.3, (iii) any breach of any of the representations or warranties of Seller in Section 3.9; provided that Seller shall not indemnify or hold the Buyer Indemnified Parties harmless from, against, or in respect of, any Taxes attributable to or relating to any Post-Closing Tax Period (as defined herein) and (iv) any Retained Liability that is a Tax Liability.  Notwithstanding the foregoing, Seller shall not be responsible for and shall not indemnify and hold the Buyer Indemnified Parties harmless from or against any Taxes related to any action outside the ordinary course with respect to the Purchased Assets or the recordkeeping, trust and custody and discretionary business of Buyer and its Affiliates after the Effective Time on the Closing Date by Buyer or any of its Affiliates (other than any such action expressly required or permitted by this Agreement or required by Law) (a “Buyer Tax Act”).

(b)                                 Buyer shall be responsible for, and shall indemnify and hold the Seller Indemnified Parties harmless from and against (without duplication) (i) any Taxes attributable to or imposed on the Purchased Assets or the recordkeeping, trust and custody and discretionary business of Buyer and its Affiliates with respect to any taxable period beginning after the Closing Date and the portion of any Straddle Period beginning at or after the Effective Time (a “Post-Closing Tax Period”), (ii) Transfer Taxes borne by Buyer pursuant to Section 9.3 and (iii) any Taxes attributable to a Buyer Tax Act.    Notwithstanding the foregoing, Buyer shall not be responsible for and shall not indemnify and hold the Seller Indemnified Parties harmless from or against any Taxes for which Seller is responsible under Section 9.1(a).

(c)                                  For purposes of this Section 9.1, in the case of Taxes that are payable with respect to a Straddle Period, the portion of any such Tax that is allocable to the portion of the period ending on the Closing Date shall be: in the case of Taxes (i) that are either (A) based upon or related to income or receipts or (B) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), deemed equal to the amount that would be payable if the taxable year ended on (and included) the Closing Date, and (ii) imposed on a periodic basis without regard to income, receipts, payroll or sales with respect to the recordkeeping, trust and custody and discretionary business or the Purchased Assets, deemed to be the entire amount of such Taxes for the entire period, multiplied by a fraction the numerator of which is the number of calendar days in the period ending on (and including) the Closing Date and the denominator of which is the number of calendar days in the entire period.

(d)                                 Whenever in accordance with this Section 9.1 Seller shall be required to pay Buyer an amount pursuant to Section 9.1(a) or Buyer shall be required to pay Seller an amount pursuant to Section 9.1(b), such payments shall be made by the later of thirty (30) days after such payments are requested or ten (10) days before the requesting party is required to pay the related Tax liability.

Section 9.2                                   Tax Returns.

(a)                                 Except as otherwise required by Law, Seller shall prepare, or cause to be prepared, and shall file, or cause to be filed, all Tax Returns with respect to the Purchased Assets for any taxable period which ends on or prior to the Closing Date.  Except as otherwise required by Law, Buyer shall prepare or cause to be prepared and shall file or cause to be filed all Tax Returns with respect to the Purchased Assets for taxable periods ending after the Closing Date; provided that, with respect to any such Tax Returns for a Straddle Period, such Tax Returns shall be prepared and all elections with respect to such Tax Returns shall be made, to the extent permitted by Law, in a manner consistent with past practice.  Before filing any Tax Return with respect to any Straddle Period, Buyer shall provide Seller with a copy of such Tax Return at least thirty (30) days prior to the last date for timely filing such Tax Return (giving effect to any valid extensions thereof) (or, for any Tax Return that is due within sixty (60) days after the Closing Date, as soon as practicable prior to such last date for timely filing such Tax Return) accompanied by a statement calculating in reasonable detail Seller’s indemnification obligation, if any, pursuant to Section 9.1(a).  If for any reason Seller does not agree with Buyer’s calculation of its indemnification obligation, Seller shall notify Buyer of its disagreement within fifteen (15) Business Days of receiving a copy of the Tax Return and Buyer’s calculation.  If the parties hereto are unable to resolve any dispute prior to the due date of such Tax Return (giving effect to valid extensions), Buyer shall file the Tax Return as originally prepared (but, reflecting any items on which the parties hereto have agreed) and shall later amend such Tax Return if necessary following the resolution of such dispute pursuant to the method set forth in Section 9.6.  If Seller agrees with Buyer’s calculation of its indemnification obligation, Seller shall pay to Buyer the amount of Seller’s indemnification at the time specified in Section 9.1(d).

(b)                                 Buyer shall not amend, refile or otherwise modify any Tax Return with respect to the Purchased Assets or the recordkeeping, trust and custody and discretionary business for any Pre-Closing Tax Period or any Straddle Period without the prior written consent of Seller, which shall not be unreasonably withheld, delayed or conditioned, unless otherwise required by Law.

Section 9.3                                   Transfer Taxes.  All Tax Returns with respect to Transfer Taxes incurred in connection with or as a consequence of the transfer of the Purchased Assets shall be timely filed by the party hereto responsible for such filing under Law, and all such Transfer Taxes (and all reasonable out-of-pocket costs for preparation of such Tax Returns) shall be borne by Buyer.  Buyer and Seller shall reasonably cooperate to reduce or eliminate any Transfer Taxes to the extent permitted by Law.  If Seller pays a Transfer Tax at the Closing or pursuant to a post-Closing assessment by any Governmental Entity, Buyer will reimburse Seller for the amount of such Transfer Tax within ten (10) days of Seller’s written demand therefor.

Section 9.4                                   Tax Contests.  Buyer or Seller shall promptly notify the other party hereto in writing upon receipt of notice of any pending or threatened Tax audits, examinations or assessments which, if successful, could result in an indemnity payment pursuant to Sections

9.1(a) or 9.1(b) (a “Tax Claim”).  Notwithstanding anything to the contrary in this Agreement, the Indemnifying Party shall have the right to control any Tax Claim.  If the Indemnifying Party chooses not to control such Tax Claim, the Indemnified Party may defend the same in such manner as it may deem appropriate and the Indemnifying Party shall have the right to participate in such Tax Claim. The party hereto controlling a Tax Claim shall in any event keep the other party hereto informed of the progress of such Tax Claim and consult with such other party as to the resolution of any issue that would materially affect such other party, shall promptly provide such other party with copies of all material documents (including material notices, protests, briefs, written rulings and determinations and correspondence) pertaining to such Tax Claim, shall not settle such Tax Claim without such other party’s advance written consent, which consent shall not be unreasonably withheld, conditioned or delayed and shall otherwise permit such other party to participate in all aspects of such Tax Claim, at such other party’s own expense.  For the avoidance of doubt, Seller shall be entitled to control in all respects, and neither Buyer nor any of its Affiliates shall be entitled to participate in or have consent rights with respect to, the defense of any Tax Claim that relates to any income Taxes of Seller or any of its Affiliates.

Section 9.5                                   Refunds.

(a)                                 Seller shall be entitled to any Tax refunds (including any interest in respect thereof) that are received by Buyer and any amounts credited against Tax to which Buyer becomes entitled to, and utilizes (including by way of any amended Tax Returns), that (i) are attributable to the Purchased Assets for any Pre-Closing Tax Period or (ii) relate to the recordkeeping, trust and custody and discretionary business for any Pre-Closing Tax Period, and Buyer shall pay to Seller the amount of any such refund or credit within fifteen (15) days after receipt of such refund or utilization of such credit.  Buyer shall use its reasonable best efforts to cooperate in obtaining any refund that Seller reasonably believes should be available, including through filing appropriate amended Tax Returns with the applicable Tax Authorities.

(b)                                 Buyer shall be entitled to any Tax refunds (including any interest in respect thereof) that are received by Seller and any amounts credited against Tax to which Seller becomes entitled to, and utilizes (including by way of any amended Tax Returns), that (i) are attributable to the Purchased Assets for any Post-Closing Tax Period or (ii) relate to the recordkeeping, trust and custody and discretionary business for any Post-Closing Tax Period, and Seller shall pay to Buyer the amount of any such refund or credit within fifteen (15) days after receipt of such refund or utilization of such credit.  Seller shall use its reasonable best efforts to cooperate in obtaining any refund that Buyer reasonably believes should be available, including through filing appropriate amended Tax Returns with the applicable Tax Authorities.

Section 9.6                                   Resolution of All Tax Related Disputes.  Except as otherwise provided, with respect to any dispute or a disagreement relating to Taxes among the parties hereto, the parties hereto shall cooperate in good faith to resolve such dispute between them; but if the parties hereto are unable to resolve such dispute, the parties hereto shall submit the dispute to the Independent Accounting Firm for resolution, which resolution shall be final, conclusive and binding on the parties hereto.  The costs, fees and expenses relating to any dispute as to the amount of Taxes owed by any of the parties hereto shall be paid by Buyer, on the one hand, and Seller, on the other hand, in proportion to each such party’s respective liability for the portion of the Taxes in dispute, as determined by the Independent Accounting Firm. In all other cases, costs fees and expenses shall be shared equally by Seller and Buyer.

Section 9.7                                   Cooperation, Exchange of Information and Record Retention.

(a)                                 Buyer and its Affiliates, on the one hand, and Seller and its Affiliates, on the other hand, shall cooperate and (at the expense of the requesting party with respect to out-of-pocket costs) provide to each other such information and assistance as may reasonably be requested in connection with the (i) preparation of any Tax Return relating to the Business, (ii) conduct of any audit or other examination by any Tax Authority relating to any liability for Taxes relating to the Business, and (iii) prosecution or defense of any action, claim, investigation, suit or arbitration relating to any Tax Return relating to the Business.  Such cooperation shall include making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(b)                                 Seller and Buyer agree that, with respect to any income or payment subject to reporting or withholding occurring prior to (i) the Effective Time and (ii) in the case of any Customer Contract for which the required consent has not been obtained, and that becomes subject to Section 5.9(c), as of the Effective Time, the time that such Customer Contract becomes a Transferred Contract (if at all) (each such time, the “Delayed Transfer Time”), Seller shall be responsible for (x) the filing of any tax return (including Forms 941, 945 and 1042), information returns (including Forms 1099-B, 1099-DIV, 1099-INT, 1099-MISC, 1099-OID, 1099-R, 480.7C, W-2 and 1042-S) or withholding tax deposit coupons, and (y) the withholding and remittance of Tax to each appropriate Tax Authority, and the mailing of any related payee statement or notice.  Buyer shall be responsible for such filings with respect to any income or payment with respect to the Purchased Assets subject to reporting or withholding occurring at or after the Effective Time or the Delayed Transfer Time, as applicable.

Section 9.8                                   Conflict and Survival.  The covenants and agreements of the parties hereto set forth in this Article IX and the representations and warranties set forth in Section 3.9 shall survive until sixty (60) days after the expiration of the applicable statute of limitations for the relevant Pre-Closing Tax Period (giving effect to valid extensions).  This Article IX, together with Sections 8.3(h) and 8.4 above, shall exclusively govern all indemnification claims with respect to Taxes.

Section 9.9                                   Adjustment to Purchase Price.  For all Tax purposes, unless otherwise required by Law, any payment by Buyer or Seller made under Article VIII or this Article IX shall be treated as an adjustment to the Purchase Price.

ARTICLE X

MISCELLANEOUS

Section 10.1                            Survival.

(a)                                 The representations and warranties contained in Article III and Article IV, and the right to commence any claim with respect thereto, shall survive the Effective Time and terminate on the date that is fifteen (15) months after the Closing Date, except that the

Fundamental Representations shall survive the Effective Time and shall terminate on the fifth (5th) anniversary of the Closing Date.

(b)                                 All covenants and agreements contained herein which by their terms are to be performed, in whole or in part, after the Closing or which prohibit actions subsequent to the Closing, shall survive the Effective Time in accordance with their terms.  The covenants and agreements referred to in Section 9.8 shall survive until sixty (60) days after the expiration of the applicable statute of limitations for the relevant Pre-Closing Tax Period (giving effect to valid extensions).  All other covenants and agreements contained herein shall survive the Effective Time and terminate on the date that is six (6) months after the Closing Date.

(c)                                  Any claim for indemnity under this Agreement with respect to any breach of representations, warranties, covenants or agreements not made within the periods specified in Section 10.1(a) and Section 10.1(b) shall be deemed time-barred, and no such claim shall be made after the periods specified in Section 10.1(a) and Section 10.1(b), except that if written notice of a claim for indemnification under Section 8.1(a) or Section 8.2(a) shall have been provided to Seller or Buyer in accordance with Section 8.3(a) or Section 8.3(c), as the case may be, within the applicable survival period and in good faith, then any representations, warranties, covenants or agreements that are the subject of such indemnification claim that would otherwise terminate as set forth above shall survive as to such claim until such time as such claim is fully and finally resolved.

(d)                                 Following the termination of a representation, warranty, covenant or other agreement in accordance with the preceding clauses (a) through (c) of this Section 10.1, no Action may be initiated by any Indemnified Party with respect thereto, regardless of any statute of limitations period that would otherwise apply.

Section 10.2                            Assignment; Binding Effect.  This Agreement and the rights and obligations hereunder are not assignable by either party hereto unless such assignment is consented to in writing by the other party hereto; provided that Seller or Buyer may, without the consent of Seller or Buyer, as applicable, assign any or all of its rights or obligations hereunder, to any of its Affiliates (although no such assignment shall relieve Seller or Buyer of its obligations hereunder); provided that, in either case, such assignment would not reasonably be expected to materially impair or delay or prevent receipt of any action, consent, approval, license or waiver required from any applicable Governmental Entity in connection with the transactions contemplated by this Agreement and the Ancillary Agreements on a timely basis, and subject to the preceding clause, this Agreement and all the provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 10.3                            Choice of Law.  This Agreement shall be governed by and construed in accordance with the Laws of the State of New York applicable to agreements made and to be performed entirely within such State, without regard to the conflict of laws principles of such State (other than Section 5-1401 of the New York General Obligations Law).

Section 10.4                            Bulk Sales Law.  Each of the parties hereto irrevocably waives compliance by any other party hereto with the provisions of “bulk sales,” “bulk transfer” or similar Laws of any state within the United States or any foreign jurisdiction that may otherwise be applicable with respect to any of the transactions contemplated by this Agreement or the Ancillary Agreements.

Section 10.5                            Jurisdiction and Service of Process.  With respect to any Action resulting from, relating to or arising out of this Agreement, each of the parties hereto irrevocably and unconditionally submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York or, if such court will not accept jurisdiction, the Supreme Court of the State of New York or any court of competent civil jurisdiction sitting in New York County, New York.  In any such Action, each of the parties hereto irrevocably and unconditionally waives and agrees not to assert by way of motion, as a defense or otherwise (a) any claim that it is not subject to the jurisdiction of the above named courts, (b) that its property is exempt or immune from attachment or execution in any such Action in the above-named courts, (c) that such Action is brought in an inconvenient forum, (d) that the venue of such Action is improper, and (e) that such Action should be transferred or removed to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other proceeding in any other court other than one of the above-named courts, or that this Agreement or the subject matter hereof may not be enforced in or by such courts.  Each of the parties hereto hereby agrees not to commence any such Action other than before one of the above-named courts.  Each of the parties hereto also hereby agrees that any final and non-appealable judgment against a party hereto in connection with any such Action shall be conclusive and binding on such party and that such judgment may be enforced in any court of competent jurisdiction, either within or outside of the United States.  A certified or exemplified copy of such award or judgment shall be conclusive evidence of the fact and amount of such award or judgment.  With respect to any Action for which it has submitted to jurisdiction pursuant to this Section 10.5, each party hereto irrevocably consents to service of process in the manner provided for the giving of notices pursuant to Section 10.6 of this Agreement.  Nothing in this Section 10.5 shall affect the right of either party hereto to serve process in any other manner permitted by Law.  The foregoing consent to jurisdiction shall not (i) constitute submission to jurisdiction or general consent to service of process in the State of New York for any purpose except with respect to any Action resulting from, relating to or arising out of this Agreement or (ii) be deemed to confer rights on any Person other than the respective parties to this Agreement.

Section 10.6                            Notices.  All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given when delivered personally, when sent by electronic mail (when confirmed by reply electronic mail that is not automated), one (1) Business Day after being sent by overnight courier service (providing written proof of delivery) or three (3) Business Days after being mailed by certified or registered mail, return receipt requested, with postage prepaid to the Persons at the following addresses (or at such other address as shall be specified by like notice):

If to Buyer, to:

Principal Financial Group, Inc.
711 High Street
Des Moines, Iowa 30392
Attn: Executive Vice President, General Counsel, and Secretary
Email: shaff.karen@principal.com

with copies, which shall not constitute notice, to:

Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
Attn: Thomas M. Kelly
Email: tmkelly@debevoise.com

If to Seller, to:

Wells Fargo Bank, N.A.
Legal Department
333 Market St., 27th Floor
MAC A0119-274
San Francisco, CA
Attention: Keith Jackson

with copies, which shall not constitute notice, to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
Attn:                    Jeffrey A. Brill and Sven G. Mickisch
Email:            jeffrey.brill@skadden.com and sven.mickisch@skadden.com

Section 10.7                            Headings.  The headings contained in this Agreement are inserted for convenience only and shall not be considered in interpreting or construing any of the provisions contained in this Agreement.

Section 10.8                            Fees and Expenses.  Except as otherwise specified in this Agreement (including Section 5.9(f)(i), Section 8.3(a) and Section 9.6) and the Ancillary Agreements, each of the parties hereto or its Affiliates shall bear its own costs and expenses (including investment banking and legal fees and expenses) incurred in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby.

Section 10.9                            Entire Agreement.  This Agreement, the Seller Disclosure Letter, the Buyer Disclosure Letter and the Ancillary Agreements, all of which arise out of, and relate to, the same underlying transactions, constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, understandings, discussions, negotiations and communications, written or oral, between the parties hereof with respect to such subject matter, except that this Agreement shall not supersede the terms and provisions of the Confidentiality Agreement, which shall survive and remain in effect until expiration or termination thereof in accordance with its terms or pursuant to Section 5.4 of this Agreement.

Section 10.10                     Interpretation.

(a)                                 When a reference is made herein to an Article, Section or Exhibit, such reference shall be to an Article, Section of, or Exhibit to, this Agreement unless otherwise indicated.  The Article, Section and Exhibit headings herein are intended for convenience of reference only and are not a part of and shall not affect the meaning or interpretation of this Agreement.

(b)                                 Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(c)                                  Unless the context requires otherwise, words using the singular or plural number in this Agreement also include the plural or singular number, respectively, the use of any gender herein shall be deemed to include the other genders, words denoting natural persons shall be deemed to include business entities and vice versa and references to a Person are also to its permitted successors and assigns.

(d)                                 References to “dollars” or “$” in this Agreement are to U.S. dollars.

(e)                                  References to “U.S.” in this Agreement are to the United States of America.

(f)                                   The terms “hereof,” “herein,” “herewith,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement.

(g)                                  References herein to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder.  Notwithstanding the foregoing, for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date or dates.

(h)                                 The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise appears, shall be deemed to refer to the date set forth in the first paragraph of this Agreement.

(i)                                     The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if” unless the context in which such phrase is used shall dictate otherwise.

(j)                                    All terms used herein with initial capital letters have the meanings ascribed to them in this Agreement, unless otherwise specified herein, and all terms defined in this Agreement will have such defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined herein.

Section 10.11                     Disclosure.  Any matter disclosed in any Section or subsection of the Seller Disclosure Letter shall be considered disclosed with respect to each other Section or subsection of such Seller Disclosure Letter to the extent that the relevance of such disclosure to such other Section or subsection would be reasonably apparent on the face of such disclosure to a reader of such disclosure who is familiar with the contents of this Agreement and the Seller Disclosure Letter.

Section 10.12                     Waiver and Amendment.  This Agreement may be amended, modified or supplemented only by a written instrument executed and delivered by the parties hereto.  Except as otherwise provided in this Agreement, any failure of either party hereto to comply with any obligation, covenant, agreement or condition herein may be waived by the parties hereto entitled to the benefits thereof only by a written instrument signed by the party or parties hereto granting such waiver, but such waiver or failure to insist upon strict compliance with such obligations, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 10.13                     Third-Party Beneficiaries.  This Agreement is for the sole benefit of the parties hereto and their permitted successors and assigns, and nothing herein express or implied shall give or be construed to give to any Person, other than the parties hereto and such permitted successors and assigns, any legal or equitable rights hereunder.

Section 10.14                     Specific Performance.  The parties hereto hereby expressly recognize and acknowledge that immediate, extensive and irreparable damage would result, no adequate remedy at law would exist and damages would be difficult to determine in the event that any provision of this Agreement is not performed in accordance with its specific terms or otherwise breached.  It is hereby agreed that the parties hereto shall be entitled to specific performance of the terms hereof and immediate injunctive relief and other equitable relief, without the necessity of proving the inadequacy of money damages as a remedy, and the parties hereto further hereby agree to waive any requirement for the securing or posting of a bond or other undertaking in connection with the obtaining of such injunctive or other equitable relief.  Such remedies, and any and all other remedies provided for in this Agreement, shall, however, be cumulative in nature and not exclusive and shall be in addition to any other remedies whatsoever which either party hereto may otherwise have.  Each of the parties hereto hereby acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief.  The parties hereto further agree not to (a) oppose the granting, or raise any objection to the availability or granting, of the equitable remedy of specific performance or other equitable relief for any reason or on any basis or (b) assert that a remedy of specific enforcement is (i) unenforceable, invalid, contrary to Law or inequitable on the basis that a remedy of monetary damages would provide an adequate remedy for any breach of this Agreement or (ii) not an appropriate remedy for any reason at law or equity.  Each of the parties hereto further acknowledges and agrees that injunctive relief and/or specific performance will not cause an undue hardship to such party.

Section 10.15                     Severability.  If any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.  If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

Section 10.16                     Negotiation of Agreement.  Each of the parties hereto acknowledges that it has been represented by independent counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and the Ancillary Agreements and that it has executed the same with consent and upon the advice of said independent counsel.  Each such party and its counsel cooperated in the drafting and preparation of this Agreement, the Ancillary Agreements and other documents referred to herein, and any and all drafts relating thereto shall be deemed the work product of the parties hereto and may not be construed against either party hereto by reason of its preparation.  Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against the party hereto that drafted it is of no application and is hereby expressly waived.  The provisions of this Agreement shall be interpreted in a reasonable manner to effect the intentions of the parties hereto and this Agreement.

Section 10.17                     Counterparts.  This Agreement may be executed in separate counterparts, each of which when executed, shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument binding upon each of the parties hereto notwithstanding the fact that all parties hereto are not signatory to the original or the same counterpart.  For purposes of this Agreement, pdf signatures shall be deemed originals.

Section 10.18                     Waiver of Jury Trial.  TO THE EXTENT NOT PROHIBITED BY LAW, THE PARTIES HERETO HEREBY WAIVE, AND COVENANT THAT THEY WILL NOT ASSERT, ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE.  THE PARTIES HERETO AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES HERETO IRREVOCABLY TO WAIVE ITS RIGHT TO TRIAL BY JURY IN ANY PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS.

[The remainder of this page has been intentionally left blank.  Signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed the day and year first above written.

WELLS FARGO BANK, N.A.

By:	/s/ Andrew Devillers
	Name:	Andrew Devillers
	Title:	Senior Vice President

PRINCIPAL FINANCIAL SERVICES, INC.

By:	/s/ Renee V. Schaaf
	Name:	Renee V. Schaaf
	Title:	President - Retirement and Income Solutions

WELLS FARGO & COMPANY
(solely for purposes of Sections 5.8(a), (b) & (d) and 5.20)

By:	/s/ Andrew Devillers
	Name:	Andrew Devillers
	Title:	Senior Vice President

[signature page to Purchase Agreement]